   As filed with the Securities and Exchange Commission on September 1, 1999.

                                                              File No. 333-81151
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 2

                                       TO

                                    FORM S-1

                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                               FREESHOP.COM, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

           WASHINGTON                          7310                          91-1809146
(STATE OR OTHER JURISDICTION OF    (PRIMARY STANDARD INDUSTRIAL           (I.R.S. EMPLOYER
 INCORPORATION OR ORGANIZATION)    CLASSIFICATION CODE NUMBER)          IDENTIFICATION NO.)


                                                                    JOHN WADE
                                                             CHIEF FINANCIAL OFFICER
                                                                FREESHOP.COM, INC.
            95 SOUTH JACKSON STREET                          95 SOUTH JACKSON STREET
                   SUITE 300                                        SUITE 300
           SEATTLE, WASHINGTON 98104                        SEATTLE, WASHINGTON 98104
                 (206) 441-9100                                   (206) 441-9100
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE        (NAME, ADDRESS, INCLUDING ZIP CODE, AND
                    NUMBER,                      TELEPHONE NUMBER, INCLUDING AREA CODE, OF AGENT
 INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL                    FOR SERVICE)
               EXECUTIVE OFFICES)


                                   COPIES TO:


              CHRISTOPHER J. BARRY                              STEPHEN M. GRAHAM
             BRYCE L. HOLLAND, JR.                               PERKINS COIE LLP
              DORSEY & WHITNEY LLP                        1201 THIRD AVENUE, 48TH FLOOR
          U.S. BANK CENTRE, SUITE 4200                      SEATTLE, WASHINGTON 98101
               1420 FIFTH AVENUE                                  (206) 583-8888
           SEATTLE, WASHINGTON 98101
                 (206) 903-8800


        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
  As soon as practicable after this Registration Statement becomes effective.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
---------------

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
---------------

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
---------------

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                            ------------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.


SUBJECT TO COMPLETION, DATED SEPTEMBER 1, 1999


FREESHOP LOGO

3,200,000 SHARES
COMMON STOCK


This is the initial public offering of FreeShop.com, Inc. and we are offering 3,200,000 shares of our common stock. We anticipate that the initial public offering price will be between $9.00 and $11.00 per share.



Our common stock has been approved for quotation on the Nasdaq National Market under the symbol "FSHP," subject to official notice of issuance.


INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE RISK FACTORS BEGINNING ON PAGE 8.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                           UNDERWRITING
                                        PUBLIC OFFERING    DISCOUNTS AND    PROCEEDS TO
                                             PRICE          COMMISSIONS      FREESHOP
Per Share                                 $                 $               $
Total                                     $                 $               $

We have granted the underwriters the right to purchase up to 480,000 additional shares to cover any over-allotments.
DEUTSCHE BANC ALEX. BROWN
             DAIN RAUSCHER WESSELS
               a division of  Dain Rauscher Incorporated
                             VOLPE BROWN WHELAN & COMPANY
                                             E*OFFERING
The date of this prospectus is           , 1999

[ON INSIDE COVER]

[At the top center of the page is the FreeShop logo with the phrase "PUTTING CONSUMERS IN CONTROL OF THE DIRECT MARKETING PROCESS" set forth underneath the logo. In the middle of the page is a color depiction of the home page from the FreeShop.com Web site. Beneath the picture of the home page is the following text: "The traditional world of direct marketing is based on contacting a broad range of consumers through mail, telephone, and other solicitations in the hope of generating responses from a small percentage of those consumers. Unlike the traditional direct marketing process, FreeShop aggregates over a thousand free, trial, and promotional offers from marketers in a single place where consumers can easily choose the offers that meet their specific needs."]

[ON FOLD OUT FLAP INSIDE THE FRONT COVER]

[The phrase "Putting consumers in control of the direct marketing process" appears across the top of the two pages. Underneath the heading, three blocks of text appear across the page. The left block states "OVER SIX MILLION ORDERS TO DATE FreeShop connects millions of consumers with over a thousand offers covering major consumer interest areas. To date, FreeShop has generated more than six million orders." The center block states "OUR BUSINESS MODEL FreeShop generates revenue in multiple ways. Our core business is lead generation, where marketers pay us a fee per lead, or customer request for an offer. In addition, we generate revenue through advertising on our site and in our Club FreeShop newsletters." The right block states "CLUB FREESHOP: OVER 1.5 MILLION EMAIL MEMBERS Club FreeShop is a free membership program through which we communicate with our most valued customers. Members regularly receive email newsletters informing them of special offers, exclusive contests and other promotional opportunities." In the middle of the page is a picture of the FreeShop logo with rectangle banners labeled "SHOPPERS" and "MARKETERS" on either side of the logo, with arrows pointing from the banners toward the FreeShop logo. At the bottom left of the page, three color pictures of category screens from the FreeShop.com Web site appear descending diagonally from left to right. A fourth category screen appears to the right of the top category screen. The caption next to the screens reads "FreeShop is organized by category to make the site easy for customers to find what they want." centered on the bottom of the page are three graphics from the FreeShop.com Web site arranged vertically depicting graphics representing the themes of "Got kids?" "Live Longer" and "Back to School!" The "Got Kids?" graphic includes the text "100% free laughs, puzzles, pets, advice .
 . . and more!" The "Live Longer" graphic includes the text "100% free for a healthier glow, super wellness, tips and secrets . . . and more!" The "Back to School" graphic includes the text "100% free for high school, college, grad students . . . and more!" The caption next to the graphics reads "Offers are also organized using seasonal and interest-oriented themes." On the bottom right side of the page, three color pictures of screens from the FreeShop.com Web site appear descending diagonally from left to right, including the home page, magazine category page and Join Club FreeShop page. FreeShop's Privacy Pledge screen appears to the right of the home page screen. The caption next to the screens reads "The FreeShop site is designed to make it easy for customers to get comfortable shopping on the Internet."]

                               PROSPECTUS SUMMARY

     You should read the following summary together with the more detailed information and financial statements and accompanying notes appearing in this prospectus.

                               FREESHOP.COM, INC.


     FreeShop provides online direct marketing services, giving consumers access to over 1,000 free, trial and promotional offers through our Web site and email newsletters. Consumers seeking to discover, learn about or try new products can choose from a collection of offers from over 100 companies. FreeShop enables consumers to seek out new products of specific interest to them, unlike the traditional direct marketing model, in which marketers communicate to broad audiences in search of new customers.


     FreeShop currently has more than 1,000 offers from over 100 companies for items such as catalogs, magazines, product samples, software, coupons and consumer goods. To assist consumers in locating offers that interest them most, we arrange offers by category, such as travel, personal finance, entertainment and sports. Our primary source of revenue is lead generation, for which marketers pay us fees based on the number of customer requests for the marketers' offers. We also receive revenue from advertisements placed on our Web site and in our Club FreeShop email newsletters. We believe our Internet-based, consumer-directed process creates a highly effective method of direct marketing in terms of cost, targeting, efficiency and consumer satisfaction.


     We have received and transmitted to marketer clients more than 6.0 million orders, which are requests by consumers for various offers. According to Media Metrix, Inc., in July 1999, FreeShop was among the top ten online shopping sites based on the estimated number of different visitors to our Web site that month. Our customer database has grown from approximately 850,000 customers in January 1998 to more than 2.0 million customers as of August 1999. In addition, our email newsletters are regularly received by the over 1.5 million members of Club FreeShop, informing them of special offers, exclusive contests and other opportunities.



     In December 1998, Fingerhut Companies, Inc. became a FreeShop shareholder and currently holds 34.6% of our capital stock. Fingerhut is the eighth largest cataloger and the second largest general merchandise cataloger in the United States. We have recently initiated a noncontractual direct marketing relationship with Fingerhut under which we have established Web site links and are advertising and including inserts in some of Fingerhut's catalogs and order delivery packages.


     As part of our strategy to increase the number and types of offers on our Web site and increase our visitor and client bases, in May 1999, we acquired the Catalog Site and the Worldwide Brochures Web sites, which greatly expanded our catalog and travel-related offerings.

                                DIRECT MARKETING


     The direct marketing industry is large and growing. In 1998, businesses spent an estimated $80.1 billion in the United States marketing directly to consumers through direct mail, telemarketing and direct response advertising in both online and traditional media. Direct marketing, which involves any communication to a consumer designed to generate a specific response or action, allows marketers to reach targeted audiences and to quantify and measure the effectiveness of their campaigns and advertising spending. However, traditional direct marketers generally lack specific information about a consumer's immediate interests and needs. As a result, we believe the majority of direct mail is discarded and the majority of telemarketing calls are terminated quickly or ignored.


     The Internet is well suited for direct marketing because it can be used to create an interactive environment between the consumer and the marketer. The Direct Marketing Association estimates online direct marketing in the United States will grow from $603 million in 1998 to $5.3 billion in 2003. We believe online direct marketing is more attractive than traditional direct marketing because it requires lower production costs and provides easier and faster customer response features. In addition, online direct marketing allows marketers to easily:

     - develop one-to-one relationships with consumers;

     - collect data and feedback on marketing campaigns; and

     - customize marketing campaigns to broad audiences or specific groups.

     Even with these advantages, we believe direct marketers face challenges in fully utilizing the Internet as a marketing medium. With millions of Web sites, only a fraction of which have significant audiences, it is difficult for marketers to decide where to spend their marketing dollars. We believe we provide marketers with an opportunity to take advantage of the effectiveness of direct marketing while overcoming the challenges presented by both traditional and online marketing methods.

                                 OUR OBJECTIVE

     Our objective is to be the dominant provider of online direct marketing services. We intend to achieve this objective through the following key strategies:

     - increase visitor traffic and transactions through both online and traditional marketing programs;

     - increase our client base by expanding our sales staff and the services we offer and by broadening our relationships with advertising agencies and companies with national consumer brands;

     - enhance FreeShop's brand name recognition through aggressive marketing;

     - expand the number of categories and increase the number of offers within each category;

     - continue to develop and use technology to serve our marketer clients and to make our Web site faster, easier to use and more personalized; and

     - further develop our marketing relationship with Fingerhut and initiate a similar relationship with Federated.

                                  OUR HISTORY


     FreeShop began as a division of Online Interactive, Inc., a Washington corporation that was incorporated in June 1994. On June 30, 1997, Online Interactive contributed the FreeShop division to its wholly owned subsidiary, FreeShop International, Inc., a Washington corporation incorporated on June 23, 1997, which then began operating as a separate entity. On February 19, 1999, FreeShop International, Inc. changed its name to FreeShop.com, Inc. We have a history of significant losses and have accumulated losses of over $9.6 million since we began operations. The online direct marketing industry is highly competitive and we anticipate incurring substantial losses in the foreseeable future. Our offices are located at 95 South Jackson Street, Suite 300, Seattle, Washington 98104. Our telephone number is (206) 441-9100.

                                  THE OFFERING


Common stock offered by FreeShop............................  3,200,000 shares
Common stock to be outstanding after the offering...........  14,955,155 shares
Use of proceeds.............................................  For marketing, working capital and general corporate
                                                              purposes. See "Use of
                                                              Proceeds."
Proposed Nasdaq National Market symbol......................  FSHP



     The number of shares of common stock to be outstanding after the offering as set forth above is based on the number of shares actually outstanding as of July 31, 1999 and includes:



     - 1,890,432 shares of common stock issuable upon conversion of 472,608 shares of series B convertible preferred stock, which conversion will occur not later than the completion of this offering;



     - 1,586,156 shares of common stock issuable upon conversion of 396,539 shares of series B convertible preferred stock, which stock will be acquired pursuant to the exercise of warrants and converted not later than the completion of this offering; and



     - 35,280 shares of common stock issuable upon conversion of 8,820 shares of series B convertible preferred stock, which stock will be issued and converted not later than the completion of this offering.



     The number excludes, as of July 31, 1999, a total of 953,289 shares of common stock issuable upon exercise of outstanding stock options at a weighted average exercise price of $1.50 per share, and 27,700 shares of common stock issuable upon exercise of warrants at a weighted average exercise price of $1.19 per share.


                                ---------------


     The terms "FreeShop," "we," "us" and "our" as used in this prospectus refer to FreeShop.com, Inc. Unless otherwise specifically stated, information throughout this prospectus assumes that:



     - the underwriters' over-allotment option is not exercised;


     - Fingerhut will exercise warrants to purchase 396,539 shares of series B convertible preferred stock and will purchase an additional 8,820 shares of series B convertible preferred stock prior to the completion of this offering, and all shares of series B convertible preferred stock will convert into 3,511,868 shares of common stock not later than the completion of this offering; and

     - the effectiveness of a 1-for-2.5 reverse split of the outstanding shares of common stock prior to the completion of this offering.


     "Free Shop" is a registered trademark of FreeShop.com, Inc. "Find It! Try It! Buy It!," "The starting point for smart online shopping," "Powered by FreeShop" and "FreeShop by Email" are service marks of FreeShop. We may apply for certain other trademarks and service marks, including Club FreeShop, FreeShop Savings Club, Savings Central, FreeShop shopping assistant, Catalog Site, Catalog Channel, The Catalog Site and Worldwide Brochures. All other trademarks and service marks that we refer to in this prospectus are the property of their respective owners. The information on our Web sites is not a part of this prospectus.

                             SUMMARY FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


     Set forth below is our actual statement of operations data. See Note 2 to FreeShop's audited financial statements for a description of how we calculated the number of shares used to compute basic and diluted net loss per share of common stock.



     The following unaudited pro forma statement of operations data gives effect to the acquisitions of the Catalog Site and Worldwide Brochures Web sites and related assets as if they had occurred on January 1, 1998, but does not reflect the issuance and conversion of the series B convertible preferred stock, which will have occurred not later than the completion of this offering. See Note 7 to our unaudited pro forma combined financial information for a description of the method we used to compute basic and diluted net loss per share of common stock and the number of shares used in that computation. See Note 8 to our unaudited pro forma combined financial information for a description of the method we used to compute pro forma basic and diluted net loss per share of common stock and the number of shares used in that computation, which reflects the issuance and conversion of the series B convertible preferred stock.


     The following balance sheet data provides a summary at June 30, 1999,

     - on an actual basis;

     - on a pro forma basis to reflect

        (1) the issuance of series B convertible preferred stock upon the exercise of warrants,


        (2) the sale of 8,820 additional shares of series B convertible preferred stock, and



        (3) the conversion of all series B convertible preferred stock into shares of common stock not later than the completion of this offering; and



     - on a pro forma as-adjusted basis to reflect the estimated net proceeds from the sale of 3,200,000 shares of common stock in this offering at an assumed initial offering price of $10.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses.


See "Selected Unaudited Pro Forma Financial Data," "Selected Actual Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                                        THREE MONTHS ENDED
                                                                           (UNAUDITED)
                                   YEAR ENDED   ------------------------------------------------------------------
                                    DEC. 31,    MARCH 31,   JUNE 30,   SEPT. 30,   DEC. 31,   MARCH 31,   JUNE 30,
                                      1998        1998        1998       1998        1998       1999        1999
                                   ----------   ---------   --------   ---------   --------   ---------   --------
STATEMENT OF OPERATIONS DATA:
ACTUAL
  Revenues.......................   $  1,251     $   220    $    209   $    321    $    501    $   667    $ 1,480
  Gross profit...................      1,034         181         172        256         425        584      1,373
  Operating loss.................     (3,136)       (573)       (641)      (970)       (952)    (1,378)    (2,472)
  Net loss.......................   $ (3,199)    $  (585)   $   (658)  $   (992)   $   (964)   $(1,366)   $(2,420)
  Basic and diluted net loss per
    common share.................   $  (0.51)    $ (0.10)   $  (0.11)  $  (0.16)   $  (0.14)   $ (0.17)   $ (0.29)
  Shares used to compute basic
    and diluted net loss per
    common share.................      6,224       5,688       5,955      6,367       6,871      8,151      8,214

                                                                            SIX MONTHS
                                                              YEAR ENDED       ENDED
                                                               DEC. 31,      JUNE 30,
                                                                 1998          1999
                                                              ----------    -----------
PRO FORMA (UNAUDITED)
  Revenues..................................................   $  1,893       $ 2,381
  Gross profit..............................................      1,455         2,135
  Operating loss............................................     (4,233)       (4,155)
  Net loss..................................................   $ (4,296)      $(4,092)
  Basic and diluted net loss per common share...............   $  (0.68)      $ (0.50)
  Shares used to compute basic and diluted net loss per
    common share............................................      6,277         8,219
  Pro forma basic and diluted net loss per common share.....      (0.68)        (0.46)
  Pro forma shares used to compute pro forma basic and
    diluted net loss per common share.......................      6,277         8,858



                                                                      AS OF JUNE 30, 1999
                                                                          (UNAUDITED)
                                                              -----------------------------------
                                                                                       PRO FORMA
                                                              ACTUAL     PRO FORMA    AS ADJUSTED
                                                              -------    ---------    -----------
BALANCE SHEET DATA:

  Cash and cash equivalents.................................  $ 4,330     $13,209       $42,219
  Working capital...........................................    5,190      14,069        43,079
  Total assets..............................................   10,613      19,492        48,502
  Long-term obligations, less current portion...............       81          81            81
  Total shareholders' equity................................    8,507      17,386        46,396

                                  RISK FACTORS


     This offering involves a high degree of risk. You should carefully consider the risks described below and the other information in this prospectus before deciding to invest in shares of our common stock. Any of these risk factors could materially and adversely affect our business, financial condition or operating results. In that case, the trading price of our common stock could decline, and you could lose all or part of your investment.


RISKS RELATED TO OUR BUSINESS

WE HAVE A LIMITED OPERATING HISTORY, WHICH MAKES IT DIFFICULT TO PREDICT OUR FUTURE PERFORMANCE.


     Our limited operating history makes predicting our future performance difficult and does not provide investors with a meaningful basis for evaluating an investment in our common stock. From our inception in June 1994 through June 1997, we existed as a division of Online Interactive, Inc. We began operations as an independent company in June 1997. In the first half of 1998, we began offering advertising opportunities on our Web site and in our email newsletters, in addition to our primary business of lead generation. As a result, our performance since the end of the first quarter of 1998 is not comparable to prior periods. Moreover, we have never operated during a general economic downturn in the United States, which typically adversely affects advertising and marketing expenditures.


WE WILL FACE RISKS ENCOUNTERED BY EARLY-STAGE COMPANIES IN INTERNET-RELATED BUSINESSES AND MAY BE UNSUCCESSFUL IN ADDRESSING THESE RISKS.

     We face risks frequently encountered by early-stage companies in new and rapidly evolving markets, including the market for online direct marketing. We may not succeed in addressing these risks, and our business strategy may not be successful. These risks include uncertainties about our ability to:

     - attract a larger number of consumers to our Web site;

     - sign up new marketing clients and add new and compelling content to our Web site;

     - manage our expanding operations;

     - adapt to potential decreases in online advertising rates;

     - successfully introduce new products and services;

     - continue to develop and upgrade our technology and to minimize technical difficulties and system downtime;

     - create and maintain the loyalty of our customers and clients;

     - maintain our current, and develop new, strategic relationships and alliances; and

     - attract, retain and motivate qualified personnel.

WE HAVE A HISTORY OF LOSSES, EXPECT FUTURE LOSSES AND MAY NEVER ACHIEVE PROFITABILITY.


     We have not achieved profitability and expect to continue to incur operating losses for the foreseeable future. We incurred net losses of $3.2 million, or more than 2.5 times the amount of our revenues, for the year ended December 31, 1998, and $3.8 million, or more than 1.75 times the amount of our revenues, for the six months ended June 30, 1999. As of June 30, 1999, our accumulated losses were $9.6 million, which represents our losses since we began our operations. We have recently increased our operating expenses and capital expenditures in order to accelerate our growth. We expect further increases in operating expenses, including at least $20.0 million of the proceeds of this offering, to significantly expand marketing and brand name promotion over the next twelve months. Although our revenues have grown in recent quarters, we will need to significantly increase revenues to achieve profitability. Even if we do achieve profitability, we may be unable to sustain profitability on a quarterly or annual basis in the future. It is possible that our revenues will grow more slowly than we anticipate or that operating expenses will exceed our expectations.



OUR QUARTERLY OPERATING RESULTS ARE UNCERTAIN AND MAY FLUCTUATE SIGNIFICANTLY, WHICH COULD NEGATIVELY AFFECT THE VALUE OF YOUR INVESTMENT.



     Our operating results have varied significantly from quarter to quarter in the past and may continue to fluctuate. As a result, we believe period-to-period comparisons of our operating results are not meaningful. For example, during the year ended December 31, 1998, the percentage of annual sales attributable to the first, second, third and fourth quarters were 17.6%, 16.7%, 25.7% and 40.0%, respectively. Our operating results for a particular quarter or year may fall below the expectations of securities analysts and investors, which could result in a decrease in our stock price.


     Our limited operating history and the new and rapidly evolving Internet markets make it difficult to ascertain the effects of seasonality on our business. We believe, however, that our revenue may be subject to seasonal fluctuations because advertisers generally place fewer advertisements during the first and third calendar quarters of each year. In addition, expenditures by advertisers tend to be cyclical, reflecting overall economic conditions as well as budgeting and buying patterns. A decline in the economic prospects of advertisers could alter current or prospective advertisers' spending priorities, or the time periods in which they determine their budgets, or increase the time it takes to close a sale with our advertisers.


     During the three months ended June 30, 1999, approximately 90% of our contracts were month-to-month with automatic renewal unless terminated by either party with 10 days' notice. The loss of a significant number of these contracts in any one period might result in a significant decline in our quarterly operating results.


WE HAVE EXPERIENCED RAPID GROWTH WHICH HAS PLACED A STRAIN ON OUR RESOURCES, AND ANY FAILURE TO MANAGE OUR GROWTH EFFECTIVELY COULD CAUSE OUR BUSINESS TO SUFFER.

     We do not have a proven record in managing our growth and may not be successful in doing so. We have grown from 29 employees on July 1, 1997 to 102 employees on July 31, 1999. We have recently hired key management personnel, acquired two businesses and added personnel in connection with these acquisitions. Due to our recent rapid growth and our inexperience in integrating newly acquired businesses, we may not be successful in integrating new personnel and acquired businesses into our existing operations. In addition, we plan to continue expanding our sales and marketing, customer support and research and development organizations. Past growth in these areas has placed, and any future growth will continue to place, a significant strain on our management systems and resources.


IF WE ARE UNABLE TO STRENGTHEN THE FREESHOP BRAND NAME, WE MAY BE UNABLE TO COMPETE EFFECTIVELY AGAINST COMPETITORS WITH GREATER BRAND NAME RECOGNITION.



     We may be unsuccessful in strengthening our brand name. As competitive pressures in the online direct marketing industry increase, we expect that brand name strength will become increasingly important. If we cannot strengthen our brand name, we may be unable to maintain or increase traffic to our Web site, which would lead to decreased revenues from clients. We intend to devote substantial resources to promote the FreeShop brand name. The reputation of our brand name will depend on our ability to provide a high-quality online experience for consumers visiting our Web site or receiving our Club FreeShop email newsletters. Negative experiences of consumers or marketers with FreeShop might result in publicity that could damage our reputation and diminish the strength of our brand name.

IF WE CANNOT SECURE SUFFICIENT PROMOTIONAL OFFERS FROM OUR MARKETER CLIENTS, OUR BUSINESS WILL SUFFER.


     If we are unsuccessful in acquiring and renewing a continuing array of free, trial and promotional offers for our Web site, traffic on our site will likely decrease. The attractiveness of our Web site to consumers is based in part on our ability to provide a broad variety of offers of interest to consumers. In addition, a number of other Web sites give consumers access to similar offers. We face competition for free, trial and promotional offers from these Web sites as well as a variety of other online and traditional competitors. Without sufficient variety and quality of offers, our Web site will become less attractive to marketers, and our ability to generate revenue from marketer clients will be adversely affected.


THE MAJORITY OF OUR CONTRACTS HAVE MONTH-TO-MONTH TERMS, AND THE LOSS OF A SIGNIFICANT NUMBER OF THESE CONTRACTS IN A SHORT PERIOD OF TIME COULD HARM OUR BUSINESS.


     During the three months ended June 30, 1999, approximately 90% of our contracts had month-to-month terms with automatic renewal unless terminated by either party with 10 days' notice. The loss of a significant number of these contracts in any one period could result in decreased traffic to our Web site, cause an immediate and significant decline in our revenues and cause our business to suffer.



THE LOSS OF THE SERVICES OF ANY OF OUR EXECUTIVE OFFICERS OR KEY PERSONNEL WOULD LIKELY CAUSE OUR BUSINESS TO SUFFER.



     Our future success depends to a significant extent on the efforts and abilities of our senior management, particularly Timothy C. Choate, our Chairman, President and Chief Executive Officer, and other key employees, including our technical and sales personnel. The loss of the services of any of these individuals could harm our business. We may be unable to attract, motivate and retain other key employees in the future. Competition for employees in our industry is intense, and in the past we have experienced difficulty in hiring qualified personnel. We do not have employment agreements with any of our key personnel, nor do we have key-person insurance for any of our employees.


IF WE ARE UNABLE TO INTEGRATE THE OPERATIONS FROM OUR ACQUISITIONS OF THE CATALOG SITE AND WORLDWIDE BROCHURES WEB SITES OR FROM ANY FUTURE ACQUISITIONS, OUR BUSINESS WILL SUFFER.


     We may be unsuccessful in integrating the operations from our two recent acquisitions or from any future acquisitions. In May 1999, we acquired the Catalog Site and Worldwide Brochures Web sites and related assets. These are our first acquisitions, and we have limited experience with completing and integrating acquisitions. We may be unable to integrate their offers into our Web site and their operations into our existing business. Both of these Web sites have earned their revenues from advertising contracts that require a flat fee for the period of the contract. We intend to seek to transition these flat fee contracts into contracts that require the clients to pay us for leads generated through our Web site. We cannot be certain that the acquired sites' advertisers will agree to enter into lead generation contracts or that we will be able to keep their business.


     Our business strategy includes growth through acquisitions, so we expect to pursue other acquisitions in the future. Our recent acquisitions and any future acquisitions present many risks and uncertainties generally associated with acquisitions, including:

     - difficulties integrating operations, personnel, technologies, products and information systems of acquired businesses;

     - potential loss of key employees of acquired businesses;


     - adverse effects on our results of operations from acquisition-related charges and amortization of goodwill and purchased technology;


     - increased fixed costs, which could delay profitability;

     - inability to maintain the key business relationships and the reputations of acquired businesses;

     - potential dilution to current shareholders from the issuance of additional equity securities;

     - inability to maintain our standards, controls, procedures and policies;

     - responsibility for liabilities of companies we acquire; and

     - diversion of management's attention from other business concerns.

IF WE ARE UNABLE TO DEVELOP AND MAINTAIN A POSITIVE BUSINESS RELATIONSHIP WITH FINGERHUT OR INITIATE A RELATIONSHIP WITH FEDERATED, OUR BUSINESS COULD SUFFER.


     Our business could be adversely affected if we fail to develop and maintain a positive relationship with Fingerhut or to initiate a relationship with Federated. We recently initiated a noncontractual direct marketing relationship with Fingerhut that will include Web site links, advertising and package and catalog inserts. Because Fingerhut only recently invested in us, and because Federated only recently acquired Fingerhut, we do not know what benefits, if any, we will receive from our relationship with Fingerhut or any future relationship we may initiate with Federated, or the degree to which, if any, these relationships may impact our business. Both Fingerhut and Federated operate independently of FreeShop and, subject to future contractual obligations, each remains free to act in its own interest regardless of the effect of its actions on us. In addition, although Fingerhut will retain a substantial equity interest in us immediately following this offering, apart from the exercise of its warrants, neither Fingerhut nor Federated has any obligation to make equity or other capital resources available to us in the future. Because no contractual relationship with Fingerhut currently exists, should Fingerhut become dissatisfied with its relationship with us or decide to change its general business strategy relating to the Internet, our relationship with Fingerhut, and our ability to develop a relationship with Federated, could be adversely affected. If Fingerhut were to decide to discontinue or curtail its relationship with us, our reputation and our stock price could be adversely affected.



AN INCREASE IN THE NUMBER OF VISITORS TO OUR WEB SITE MAY STRAIN OUR SYSTEMS, AND WE ARE VULNERABLE TO SYSTEM MALFUNCTIONS.



     Any serious or repeated problems with the performance of our Web site could lead to the dissatisfaction of consumers or our marketer clients. The amount of traffic on our Web site has increased over time to approximately 2.7 million visitors in July 1999, and we are seeking to further increase traffic. The systems that support our Web site must be able to accommodate an increased volume of traffic. Although we believe our systems can currently accommodate approximately 10 million visitors monthly, in the past, our Web site and the Worldwide Brochures Web site have experienced slow response times and other systems problems for a variety of reasons, including failure of our Internet service providers, hardware failures and failure of software applications. In these instances, our Web site was typically unavailable or slow for approximately one and one-half to two hours. Although these failures did not have a material adverse effect on our business, we may experience similar problems in the future that could have a material adverse effect on our business. See "Business -- Operations and Technology."


WE MAY FACE SYSTEM FAILURES RESULTING FROM YEAR 2000 RISKS.

     Because many computer applications have been written using two digits rather than four to define the applicable year, some date-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This year 2000 problem could result in system failures or miscalculations causing disruptions of operations, including disruptions of our Web site. We have obtained confirmation from all but three of our third-party vendors that they have resolved their year 2000 issues. Until we have received responses from all of these vendors and completed our testing, we will not know the extent of our exposure to year 2000 risks. In addition, the systems and services provided by these vendors may fail to be year 2000 compliant despite their representations to the contrary. Failure of these systems or services to be year 2000 compliant could result in a systemic failure beyond our control and prevent us from delivering our services to our customers, prevent users from accessing our Web site and decrease the use of the Internet generally. Our limited contingency plans to address the year 2000 problem include replacing noncompliant vendors and distributing our workload to servers located at various cities around the country to minimize the risk of systems failure. We do not intend to develop any further contingency plans. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Year 2000 Issues."


WE FACE INTENSE COMPETITION FROM MARKETING-FOCUSED COMPANIES FOR MARKETER CLIENTS AND MAY BE UNABLE TO COMPETE SUCCESSFULLY.


     We may be unable to compete successfully with current or future competitors. We face intense competition from many companies, both traditional and online, to provide marketing and advertising services for marketer clients. Among the free-offer Web sites, our primary competitors include Volition.com and Free2Try.com. Among the lead-generation Web sites, our primary competitors are eNews, Cataloglink and Catalogcity. We expect competition from online competitors to increase significantly because there are no substantial barriers to entry in our industry. Increased competition could result in price reductions for online advertising space and marketing services, reduced gross margins and loss of our market share.


     Many of our existing competitors, as well as a number of potential new competitors, have longer operating histories, greater name recognition, larger customer bases and significantly greater financial, technical and marketing resources than FreeShop. These advantages may allow them to respond more quickly and effectively to new or emerging technologies and changes in customer requirements. It may also allow them to engage in more extensive research and development, undertake farther-reaching marketing campaigns, adopt more aggressive pricing policies and make more attractive offers to potential employees, strategic partners and advertisers. In addition, current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to increase the ability of their products or services to address the needs of our prospective marketer clients.

     Online marketing is a rapidly developing industry, and new types of products and services may emerge that are more attractive to consumers and marketers than the types of services we offer. As a result, it is possible that new competitors may emerge and rapidly acquire significant market share. See "Business -- Competition."


IF OUR CUSTOMERS REQUEST PRODUCTS AND SERVICES DIRECTLY FROM OUR MARKETER CLIENTS INSTEAD OF REQUESTING THE PRODUCT OR SERVICE FROM US, OUR BUSINESS COULD SUFFER.



     Our marketer clients may offer the same free or trial products or services on their own Web sites that we offer on our Web site. Our customers may choose to request products or services directly from our marketer clients instead of requesting the product or service from us, which would result in lower revenues to FreeShop from lead generation and cause our business to suffer.


WE MAY NEED TO INCUR LITIGATION EXPENSES IN ORDER TO DEFEND OUR INTELLECTUAL PROPERTY RIGHTS, AND MIGHT NEVERTHELESS BE UNABLE TO ADEQUATELY PROTECT THESE RIGHTS.

     We may need to engage in costly litigation to enforce our intellectual property rights, to protect our trade secrets or to determine the validity and scope of the intellectual property rights of others. We cannot assure you that our efforts to prevent misappropriation or infringement of our intellectual property will be successful. An adverse determination in any litigation of this type could require us to make significant changes to the structure and operation of our online services and features or to license alternative technology from another party. Implementation of any of these alternatives could be costly and time-consuming and may not be successful. Any intellectual property litigation would likely result in substantial costs and diversion of resources and management attention.

     Our success largely depends on our trademarks, including "Free Shop," and internally developed technologies, including our email systems and our collection, order-processing and lead-delivery systems, which we seek to protect through a combination of trademark, copyright and trade secret laws. Protection of our trademarks is crucial as we attempt to build our brand name and reputation. Despite actions we take to protect our intellectual property rights, it may be possible for third parties to copy or otherwise obtain and use our intellectual property without authorization or to develop similar technology independently. In addition, legal standards relating to the validity, enforceability and scope of protection of intellectual property rights in Internet-related businesses are uncertain and still evolving. Although we are not currently engaged in any lawsuits for the purpose of defending our intellectual property rights, we may need to engage in such litigation in the future. Moreover, we may be unable to maintain the value of our intellectual property rights in the future.


IF THIRD PARTIES ACQUIRE DOMAIN NAMES THAT ARE SIMILAR TO OUR DOMAIN NAMES, THEY COULD DECREASE THE VALUE OF OUR TRADEMARKS AND TAKE CUSTOMERS AWAY FROM OUR WEB SITE.


     We currently hold the Internet domain names "freeshop.com," "catalogsite.com," "wwb.com" and "clubfreeshop.com" as well as various other related names. We may be unable to prevent third parties from acquiring similar domain names, which could reduce the value of our trademarks, potentially weaken our brand name and take customers away from our Web site. Domain names generally are regulated by Internet regulatory bodies. The regulation of domain names in the United States and in foreign countries is subject to change in the near future. Regulatory bodies could establish additional top-level domains, appoint additional domain name registrars or modify the requirements for holding domain names. The relationship between regulations governing domain names and laws protecting trademarks and similar intellectual property rights is unclear. Therefore, we may be unable to prevent third parties from acquiring domain names that infringe on, or otherwise decrease the value of, our trademarks and other intellectual property rights. We believe there are online companies in other countries using domain names that potentially infringe on our trademarks. We may be unable to prevent them from using these domain names, and this use may decrease the value of our trademarks and our brand name.


WE MAY FACE LITIGATION AND LIABILITY FOR INFORMATION DISPLAYED ON OUR WEB SITE.


     We may be subjected to claims for defamation, negligence, copyright or trademark infringement and various other claims relating to the nature and content of materials we publish on our Web site. These types of claims have been brought, sometimes successfully, against online services in the past. We could also face claims based on the content that is accessible from our Web site through links to other Web sites. Any litigation arising from these claims would likely result in substantial costs and diversion of resources and management attention, and an unsuccessful defense to one or more such claims could result in material damages. We have no insurance coverage for these types of claims.


SECURITY AND PRIVACY BREACHES COULD SUBJECT US TO LITIGATION AND LIABILITY AND DETER CONSUMERS FROM USING OUR WEB SITE.

     We could be subject to litigation and liability if third parties penetrate our network security or otherwise misappropriate our users' personal or credit card information. This liability could include claims for unauthorized purchases with credit card information, impersonation or other similar fraud claims. It could also include claims for other misuses of personal information, such as for unauthorized marketing purposes. In addition, the Federal Trade Commission and other federal and state agencies have been investigating various Internet companies in connection with their use of personal information. We could be subject to investigations and enforcement actions by these or other agencies. In addition, we rent customer names and street addresses to third parties. Although we provide an opportunity for our customers to remove their names from our rental list, we nevertheless may receive complaints from customers for these rentals.

     The need to transmit confidential information securely has been a significant barrier to electronic commerce and communications over the Internet. Any compromise of security could deter people from using the Internet in general or, specifically, from using the Internet to conduct transactions that involve transmitting confidential information, such as purchases of goods or services. Many marketers seek to offer their products and services on our Web site because they want to encourage people to use the Internet to purchase their goods or services. Internet security concerns could frustrate these efforts. Also, our relationships with consumers may be adversely affected if the security measures we use to protect their personal information prove to be ineffective. We cannot predict whether events or developments will result in a compromise or breach of the technology we use to protect customers' personal information. We have no insurance coverage for these types of claims.


     Furthermore, our computer servers may be vulnerable to computer viruses, physical or electronic break-ins and similar disruptions. We may need to expend significant additional capital and other resources to protect against a security breach or to alleviate problems caused by any such breaches. We may be unable to prevent or remedy all security breaches. If any of these breaches occur, we could lose marketing clients and visitors to our Web site.

WE MAY NEED ADDITIONAL FINANCING, AND OUR PROSPECTS FOR OBTAINING IT ARE UNCERTAIN.


     We may be unable to obtain necessary additional financing in the future. Our business does not generate the cash necessary to fund our operations. We currently anticipate that our available cash resources combined with the net proceeds from this offering will be sufficient to meet our anticipated capital expenditures and working capital requirements through the next twelve months. Thereafter, we expect we will need to raise additional funds to develop or enhance our services or products, fund expansion, respond to competitive pressures or acquire businesses or technologies. Unanticipated expenses, poor financial results or unanticipated opportunities that require financial commitments could give rise to earlier financing requirements. If we raise additional funds through the issuance of equity or convertible debt securities, the percentage ownership of our existing shareholders would be reduced, and these securities might have rights, preferences or privileges senior to those of our common stock. Additional financing may not be available on terms favorable to us, or at all. If adequate funds are not available or are not available on acceptable terms, our ability to fund our expansion, take advantage of business opportunities, develop or enhance services or products or otherwise respond to competitive pressures would be significantly limited, and we might need to significantly restrict our operations.


RISKS RELATED TO OUR INDUSTRY


IF THE ACCEPTANCE OF ONLINE ADVERTISING AND ONLINE DIRECT MARKETING DOES NOT CONTINUE TO INCREASE, OUR BUSINESS WILL SUFFER.


     The demand for online marketing may not develop to a level sufficient to support our continued operations or may develop more slowly than we expect. We expect to derive almost all of our revenues from contracts with marketer clients under which we provide online marketing services through our Web site and email newsletters. The Internet has not existed long enough as a marketing medium to demonstrate its effectiveness relative to traditional marketing methods. Marketers that have historically relied on traditional marketing methods may be reluctant or slow to adopt online marketing. Many marketers have limited or no experience using the Internet as a marketing medium. In addition, marketers that have invested substantial resources in traditional methods of marketing may be reluctant to reallocate these resources to online marketing. Those companies that have invested a significant portion of their marketing budgets in online marketing may decide after a time to return to more traditional methods if they find that online marketing is a less effective method of promoting their products and services than traditional marketing methods.

     We do not know if accepted industry standards for measuring the effectiveness of online marketing will develop. An absence of accepted standards for measuring effectiveness could discourage companies from committing significant resources to online marketing. There are a variety of pricing models for marketing on the Internet. We cannot predict which, if any, will emerge as the industry standard. Absence of such a standard makes it difficult to project our future pricing and revenues.

     Email marketing is also vulnerable to potential negative public perception associated with unsolicited email, known as "spam." Although we do not send unsolicited email, public perception, press reports or governmental action related to spam could reduce the overall demand for email marketing in general and our Club FreeShop email newsletters in particular.

IF WE ARE UNABLE TO ADAPT TO RAPID CHANGES IN THE ONLINE MARKETING INDUSTRY, OUR BUSINESS WILL SUFFER.

     Online marketing is characterized by rapidly changing technologies, frequent new product and service introductions, short development cycles and evolving industry standards. We may incur substantial costs to modify our services or infrastructure to adapt to these changes and to maintain and improve the performance, features and reliability of our services. We may be unable to successfully develop new services on a timely basis or achieve and maintain market acceptance.

WE FACE RISKS FROM POTENTIAL GOVERNMENT REGULATION AND OTHER LEGAL UNCERTAINTIES RELATING TO THE INTERNET.


     Laws and regulations that apply to Internet communications, commerce and advertising are becoming more prevalent. The adoption of such laws could create uncertainty in use of the Internet and reduce the demand for our services. Recently, Congress enacted legislation regarding children's privacy on the Internet. Additional laws and regulations may be proposed or adopted with respect to the Internet, covering issues such as user privacy, freedom of expression, pricing, content and quality of products and services, taxation, advertising, intellectual property rights and information security. The passage of legislation regarding user privacy or direct marketing on the Internet may reduce demand for our services or limit our ability to provide customer information to marketers. Furthermore, the growth of electronic commerce may prompt calls for more stringent consumer protection laws. For example, the European Union recently adopted a directive addressing data privacy that may result in limits on the collection and use of consumer information. The adoption of consumer protection laws that apply to online marketing could create uncertainty in Internet usage and reduce the demand for our services.


     In addition, we are not certain how our business may be affected by the application of existing laws governing issues such as property ownership, copyrights, encryption and other intellectual property issues, taxation, libel, obscenity and export or import matters. It is possible that future applications of these laws to our business could reduce demand for our services or increase the cost of doing business as a result of litigation costs or increased service delivery costs.

     Our services are available on the Internet in many states and foreign countries, and these states or foreign countries may claim that we are required to qualify to do business in their jurisdictions. Currently, we are qualified to do business only in Washington, Minnesota and California. Our failure to qualify in other jurisdictions if we were required to do so could subject us to taxes and penalties and could restrict our ability to enforce contracts in those jurisdictions.

RISKS RELATED TO THIS OFFERING


WE WILL HAVE BROAD DISCRETION IN THE USE OF THE NET PROCEEDS FROM THIS OFFERING, AND THERE IS A RISK THAT WE MIGHT USE THEM INEFFECTIVELY.



     We will have broad discretion over how we use the net offering proceeds, and we could spend the proceeds in ways with which you might not agree. We cannot assure you that we will use these proceeds effectively. We plan to use the proceeds from this offering for marketing, working capital and general corporate purposes. We have not determined how we will allocate proceeds among these uses. Our business strategy includes growth through acquisitions, and we may use a substantial portion of the offering proceeds to buy businesses we have not yet identified. See "Use of Proceeds."

VIRTUALLY ALL OF OUR SHARES WILL BE ELIGIBLE FOR SALE SHORTLY AFTER THIS OFFERING, WHICH COULD RESULT IN A DECLINE IN OUR STOCK PRICE.


     If our shareholders sell substantial amounts of common stock in the public market following this offering, the market price of our common stock could fall. These sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate. Based on shares outstanding as of July 31, 1999, upon completion of this offering, we will have 14,955,155 shares of common stock outstanding. Of these shares, the 3,200,000 shares being offered by this prospectus will be freely tradable, and the remaining 11,755,155 shares will become eligible for sale in the public market as follows:



NUMBER OF SHARES                               DATE
----------------                               ----
123,530.....       , 1999 (the date of this prospectus)
133,993.....       , 1999 (90 days after the date of this prospectus)
7,838,844...       , 2000 (180 days after the date of this prospectus)
3,658,788...       At various times thereafter upon the expiration of one-year holding periods



     This table reflects "lock-up agreements" in which the holders of approximately 11,497,632 shares have agreed not to offer or sell their shares until 180 days after the date of this prospectus, without the consent of Deutsche Bank Securities Inc.



     In addition, shortly after the effective date of this offering, we expect to register for sale up to 2,400,000 shares of common stock reserved for issuance under the 1997 Stock Option Plan. As of July 31, 1999, options to purchase 953,289 shares of common stock were outstanding. Shares acquired upon exercise of these options will be eligible for sale in the public market from time to time, subject to vesting. Holders of 92.7% of the outstanding option shares are subject to 180-day lockup restrictions that apply to the outstanding stock. These stock options generally have exercise prices significantly below the assumed initial public offering price of our common stock. Also, at the completion of this offering, we will have 27,700 shares of common stock issuable upon the exercise of outstanding warrants. The possible sale of a significant number of these shares may cause the price of our common stock to decline.



     None of Fingerhut, Timothy C. Choate or John P. Ballantine, who in the aggregate beneficially own approximately 68.9% of our capital stock as of July 31, 1999, are restricted from selling any of their FreeShop securities, other than as provided by lock-up agreements with Deutsche Bank Securities Inc., a stockholders agreement and applicable securities laws. Also, shareholders and warrant holders holding securities that represent approximately 5,184,175 shares of common stock may have the right to include their shares in registration statements relating to our securities. By exercising their registration rights and causing a large number of shares to be registered and sold in the public market, these holders could cause the price of our common stock to decline.



OUR SECURITIES HAVE NO PRIOR MARKET, AND WE CANNOT PREDICT WHETHER AN ACTIVE TRADING MARKET WILL DEVELOP.



     There has not been a public market for our common stock. We cannot predict the extent to which investor interest in our common stock will lead to the development of an active trading market or how liquid that market might become. The initial public offering price for the shares will be determined by negotiations between us and the representatives of the underwriters and may not be indicative of prices that will prevail in the trading market.


THE PRICE OF OUR COMMON STOCK AFTER THIS INITIAL PUBLIC OFFERING IS LIKELY TO BE VOLATILE AND MAY FALL BELOW THE INITIAL PUBLIC OFFERING PRICE.

     The stock market has experienced significant price and volume fluctuations, and the market prices of securities of Internet-related companies have been particularly volatile. Investors may be unable to resell their shares at or above the initial public offering price. In the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. A securities class action lawsuit against us could result in substantial costs and a diversion of management's attention and resources.

EXISTING SHAREHOLDERS WILL BE ABLE TO EXERCISE CONTROL OF OUR COMMON STOCK AND MAY MAKE DECISIONS THAT ARE NOT IN THE BEST INTERESTS OF ALL SHAREHOLDERS.

     Insider control of a large amount of our common stock could have an adverse effect on the market price of our common stock. At the completion of this offering, Fingerhut will own approximately 34.3% of the outstanding shares of our common stock. In addition, following this offering, our founders, Messrs. Choate and Ballantine, will beneficially own or control approximately 26.2% of the outstanding shares of our common stock, and our executive officers and directors, including Messrs. Choate and Ballantine, will beneficially own or control approximately 27.6% of the outstanding shares of our common stock. Although they are under no obligation to do so, if our officers, directors, founders, their affiliates and Fingerhut were to vote together they would have the ability to control the election of our board of directors and the outcome of corporate actions requiring shareholder approval, including mergers and other changes of corporate control, going private transactions and other extraordinary transactions. This concentration of ownership may have the effect of delaying or preventing a change of control of FreeShop, even if this change of control would benefit shareholders.

                           FORWARD-LOOKING STATEMENTS

     This prospectus contains forward-looking statements based on our current expectations, assumptions, estimates and projections about our business and industry. These forward-looking statements involve risks and uncertainties. Our actual results could differ materially from those anticipated in such forward-looking statements as a result of numerous factors, as more fully described in "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" and elsewhere in this prospectus. You should not unduly rely on these forward-looking statements, which apply only as of the date of this prospectus.

                                USE OF PROCEEDS


     We estimate the net proceeds from the sale of the 3,200,000 shares of common stock offered hereby at an assumed initial public offering price of $10.00 per share, after deducting the underwriting discounts and commissions and estimated offering expenses, will be $29.0 million, or $33.5 million if the underwriters' over-allotment option is exercised in full.



     We intend to use at least $20.0 million of the net proceeds from this offering to significantly expand marketing and brand name promotion spending over the next twelve months. We expect to use the remaining net proceeds of this offering for other general corporate purposes, including working capital and capital expenditures, and also for possible acquisitions of complementary businesses and technologies that increase the number and variety of offers on our Web site or increase the capability of our Web site. We have no current understandings, commitments or agreements with respect to any material acquisitions. Pending such uses, we will invest the net proceeds of this offering in short-term, interest-bearing, investment-grade securities.


                                DIVIDEND POLICY


     We have never declared or paid any cash dividends on our capital stock and do not anticipate doing so in the foreseeable future. We may incur indebtedness in the future that may prohibit or effectively restrict the payment of dividends, although we have no current plans to do so.

                                 CAPITALIZATION

     The following table sets forth our capitalization as of June 30, 1999,

     - on an actual basis;

     - on a pro forma basis to reflect

        (1) the issuance of series B convertible preferred stock upon the exercise of warrants,

        (2) the issuance of 8,820 additional shares of convertible preferred stock, and


        (3) the conversion of all series B convertible preferred stock into shares of common stock no later than the completion of this offering; and



     - on a pro forma as adjusted basis to reflect the estimated net proceeds from the sale of 3,200,000 shares of common stock in this offering at an assumed initial public offering price of $10.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses.



                                                                             AS OF
                                                                         JUNE 30, 1999
                                                                          (UNAUDITED)
                                                              -----------------------------------
                                                                                       PRO FORMA
                                                               ACTUAL     PRO FORMA   AS ADJUSTED
                                                              ---------   ---------   -----------
                                                                        (IN THOUSANDS)
Current portion of long-term obligations....................   $   122     $   122      $   122
                                                               =======     =======      =======
Long-term obligations, less current portion.................   $    81     $    81      $    81
                                                               -------     -------      -------
Shareholders' equity:
  Preferred stock, undesignated, no par value; 6,814,516
     shares authorized and no shares issued and outstanding
     actual, pro forma and pro forma as adjusted(1).........        --          --           --
  Series A convertible preferred stock, no par value;
     1,935,484 shares authorized and issued; no shares
     outstanding, actual, pro forma and pro forma as
     adjusted(2)............................................        --          --           --
  Series B convertible preferred stock, no par value;
     1,250,000 shares authorized, 472,608 issued and
     outstanding, actual; 1,250,000 shares authorized, no
     shares issued or outstanding pro forma and pro forma as
     adjusted(3)............................................     8,615          --           --
  Common stock, no par value, 40,000,000 shares authorized;
     8,923,287 issued and 8,243,287 outstanding, 12,435,155
     issued and 11,755,155 outstanding and 15,635,155 issued
     and 14,955,155 outstanding, actual, pro forma and pro
     forma as adjusted, respectively(4).....................     8,956      26,450       55,460
  Additional paid-in capital................................     1,976       1,976        1,976
  Deferred stock compensation...............................    (1,076)     (1,076)      (1,076)
  Accumulated deficit.......................................    (9,964)     (9,964)      (9,964)
                                                               -------     -------      -------
     Total shareholders' equity.............................     8,507      17,386       46,396
                                                               -------     -------      -------
          Total capitalization..............................   $ 8,588     $17,467      $46,477
                                                               =======     =======      =======


---------------
(1) Ten million shares of undesignated preferred stock are authorized, of which 1,935,484 shares were designated as series A convertible preferred stock and 1,250,000 shares were designated as series B convertible preferred stock.

(2) Shares of series A convertible preferred stock were issued on June 30, 1997. On July 18, 1997, all of the shares of series A convertible preferred stock were converted into common stock.


(3) The shares of series B convertible preferred stock were designated on May 21, 1999. As of June 30, 1999, 472,608 shares have been issued pursuant to the exercise of warrants. Prior to the completion of this offering, 396,539 additional shares of series B convertible preferred stock will be issued pursuant to the exercise of warrants and 8,820 shares of series B convertible preferred stock will be issued and sold. Upon completion of this offering, each share of series B convertible preferred stock will be converted into four shares of common stock.


(4) Based on the number of shares outstanding as of June 30, 1999. Excludes 953,289 shares of common stock issuable upon the exercise of options then outstanding with a weighted average exercise price of $1.50 per share, and 27,700 shares of common stock issuable upon exercise of warrants then outstanding with a weighted average exercise price of $1.19 per share. See "Management -- Stock Option Plan" and Note 10 to FreeShop's audited financial statements included in this prospectus.

                                    DILUTION


     The pro forma net tangible book value of FreeShop as of June 30, 1999, was approximately $14,889,000, or $1.27 per share of common stock. Pro forma net tangible book value per share represents the amount of total pro forma tangible assets less total pro forma liabilities, divided by the number of shares of common stock outstanding on a pro forma basis after giving effect to the conversion of the Series B convertible preferred stock into 3,511,868 shares of common stock concurrent with the closing of this offering. After giving effect to the sale of shares of common stock offered by FreeShop at an assumed initial public offering price of $10.00 per share and after deducting underwriting discounts and commissions and estimated offering expenses, the pro forma net tangible book value of FreeShop as of June 30, 1999 would have been $2.94 per share of common stock. This represents an immediate increase in pro forma net tangible book value of $1.67 per share to existing shareholders and an immediate dilution of $7.06 per share to new investors. The following table illustrates this per share dilution:



Assumed initial public offering price per share.............            $10.00
  Pro forma net tangible book value per share before this
     offering...............................................  $ 1.27
  Increase per share attributable to new investors..........    1.67
                                                              ------
Pro forma net tangible book value per share after this
  offering..................................................              2.94
                                                                        ------
Dilution per share to new investors.........................            $ 7.06
                                                                        ======


     The following table summarizes, on a pro forma basis as of June 30, 1999, the differences between existing shareholders and new investors with respect to the number of shares of common stock purchased from FreeShop, the total consideration paid to FreeShop and the average price per share paid:


                                                  SHARES PURCHASED       TOTAL CONSIDERATION      AVERAGE
                                                --------------------    ---------------------      PRICE
                                                  NUMBER     PERCENT      AMOUNT      PERCENT    PER SHARE
                                                ----------   -------    -----------   -------    ---------
Existing shareholders.........................  11,755,155     78.6%    $26,450,036     45.3%     $ 2.25
New investors.................................   3,200,000     21.4      32,000,000     54.7       10.00
                                                ----------    -----     -----------    -----      ------
     Total....................................  14,955,155    100.0%    $58,450,036    100.0%     $ 3.91
                                                ==========    =====     ===========    =====      ======


     The foregoing discussion and tables assume no exercise of any stock options outstanding as of June 30, 1999. As of June 30, 1999, there were options outstanding to purchase a total of 953,289 shares of common stock with a weighted average exercise price of $1.50 per share and warrants outstanding to purchase a total of 27,700 shares of common stock with a weighted average exercise price of $1.19 per share. To the extent that any of the options or warrants are exercised, there will be further dilution to new investors. See "Management -- Stock Option Plan" and Note 10 to FreeShop's audited financial statements included in this prospectus.

                  SELECTED UNAUDITED PRO FORMA FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


     The following unaudited pro forma statement of operations data reflects the acquisitions of the Catalog Site and Worldwide Brochures Web sites and related assets as if they had occurred on January 1, 1998. The following unaudited pro forma financial data is presented for informational purposes only and has been derived from the unaudited pro forma financial statements and accompanying notes appearing in this prospectus and should be read in conjunction with those financial statements. The selected unaudited pro forma financial data does not purport to be indicative of future operations and should not be construed as representative of future operations of the combined businesses. See Note 7 to FreeShop's unaudited pro forma combined financial information for a description of the method we used to compute our basic and diluted net loss per share of common stock. See Note 8 to FreeShop's unaudited pro forma combined financial information for a description of the method we used to compute our pro forma basic and diluted net loss per share of common stock, which reflects the issuance and conversion of the series B convertible preferred stock.


                                                                  PRO FORMA            PRO FORMA
                                                                 YEAR ENDED         SIX MONTHS ENDED
                                                                DEC. 31, 1998        JUNE 30, 1999
                                                              -----------------    ------------------
STATEMENT OF OPERATIONS DATA:
  Revenues..................................................     $     1,893            $ 2,381
  Cost of revenues..........................................             438                246
                                                                 -----------            -------
     Gross profit...........................................           1,455              2,135
  Operating expenses:
     Sales and marketing....................................           3,269              4,197
     Research and development...............................             387                321
     General and administrative.............................             605                598
     Equity based compensation..............................             174                622
     Depreciation and amortization..........................           1,253                552
                                                                 -----------            -------
          Total operating expenses..........................           5,688              6,290
  Operating loss............................................          (4,233)            (4,155)
  Interest expense..........................................              66                 24
  Other (income) expense....................................              (3)               (87)
                                                                 -----------            -------
  Net loss..................................................     $    (4,296)           $(4,092)
                                                                 ===========            =======
  Basic and diluted net loss per common share...............     $     (0.68)           $ (0.50)
                                                                 ===========            =======
  Shares used to compute basic and diluted net loss per
     common share...........................................           6,277              8,219
  Pro forma basic and diluted net loss per common share.....     $     (0.68)           $ (0.46)
                                                                 ===========            =======
  Pro forma shares used to compute pro forma basic and
     diluted net loss per common share......................           6,277              8,858

                         SELECTED ACTUAL FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


     The following selected actual financial data are qualified in their entirety by reference to, and you should read them in conjunction with, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and FreeShop's audited financial statements and accompanying notes appearing in this prospectus. We have derived the statements of operations data for December 31, 1998 from our audited financial statements that appear in this prospectus, and this data is qualified by reference to the financial statements. Prior to June 30, 1997, FreeShop's business operations were conducted as a division of Online Interactive. On June 30, 1997, Online Interactive contributed the FreeShop division to its wholly owned subsidiary, FreeShop International, which began operating as an independent entity with a fiscal year end of December 31. The statements of operations and balance sheet information for the three fiscal years ended June 30, 1995, 1996 and 1997 reflect the data of the FreeShop division of Online Interactive. The statements of operations and balance sheet information for the six months ended December 31, 1997, the fiscal year ended December 31, 1998 and the six-month periods ended June 30, 1998 and June 30, 1999 reflect data compiled since FreeShop began operating as an independent entity. See Note 1 to FreeShop's audited financial statements included in this prospectus.



                                         FREESHOP DIVISION
                                    OF ONLINE INTERACTIVE, INC.                               FREESHOP
                                    ----------------------------   --------------------------------------------------------------
                                                                    SIX MONTHS     12 MONTHS         YEAR       SIX MONTHS ENDED
                                        YEAR ENDED JUNE 30,           ENDED          ENDED          ENDED           JUNE 30,
                                    ----------------------------     DEC. 31,       DEC. 31,       DEC. 31,     -----------------
                                      1995      1996      1997         1997         1997(1)          1998        1998      1999
                                    --------   -------   -------   ------------   ------------   ------------   -------   -------
                                                                                                                   (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
  Revenues........................  $    313   $ 1,271   $ 1,198     $   535        $ 1,037        $ 1,251      $   429   $ 2,147
  Cost of revenues................        85       310       314         140            259            217           76       190
                                    --------   -------   -------     -------        -------        -------      -------   -------
    Gross profit..................       228       961       884         395            778          1,034          353     1,957
  Operating expenses:
    Sales and marketing...........       134       624     1,810       1,175          2,225          3,088        1,030     4,141
    Research and development......         2        65       135         182            259            387          194       322
    General and administrative....       126       291       353          83            298            417          172       462
    Equity-based compensation.....        --        --        --          63             64            174          122       622
    Depreciation and
      amortization................        --         9        30          35             52            104           49       260
                                    --------   -------   -------     -------        -------        -------      -------   -------
        Total operating
          expenses................       262       989     2,328       1,538          2,898          4,170        1,567     5,807
  Operating loss..................       (34)      (28)   (1,444)     (1,143)        (2,120)        (3,136)      (1,214)   (3,850)
  Interest expense................        --        --        --           6              6             66           28        23
  Other (income) expense..........        --        --        --           0              0             (3)           1       (87)
                                    --------   -------   -------     -------        -------        -------      -------   -------
  Net loss........................  $    (34)  $   (28)  $(1,444)    $(1,149)       $(2,126)       $(3,199)     $(1,243)  $(3,786)
                                    ========   =======   =======     =======        =======        =======      =======   =======
  Basic and diluted net loss per
    common share..................  $  (0.01)  $ (0.01)  $ (0.31)    $ (0.22)                      $ (0.51)     $ (0.21)  $ (0.46)
                                    ========   =======   =======     =======                       =======      =======   =======
  Shares used to compute basic and
    diluted net loss per common
    share.........................     4,601     4,601     4,601       5,189                         6,224        5,822     8,183
  Pro forma basic and diluted net
    loss per common share(2)......                                                                 $ (0.51)               $ (0.43)
                                                                                                   =======                =======
  Pro forma shares used to compute
    pro forma basic and diluted
    net loss per common
    share(2)......................                                                                   6,224                  8,821

                                          AS OF JUNE 30,                               AS OF DEC. 31,
                                   ----------------------------                  ---------------------------     AS OF JUNE 30,
                                     1995      1996      1997                        1997           1998              1999
                                   --------   -------   -------                  ------------   ------------   ------------------
                                                                                                                  (UNAUDITED)
BALANCE SHEET DATA:
  Cash and cash equivalents......  $     --   $    --   $    --                    $    26        $ 2,892           $ 4,330
  Working capital (deficiency)...         3        80       322                       (158)         2,014            5,190
  Total assets...................        48       207       536                        645          3,687            10,613
  Long-term obligations, less
    current portion..............        --        --         5                        160            195              81
  Total shareholders' equity.....         8       105       432                         82          2,244            8,507

---------------

(1) The financial information presented for the 12 months ended December 31, 1997 is an unaudited 12-month period prepared by our management for comparative purposes only.


(2) Pro Forma net loss per share is computed using the weighted average number of common shares outstanding, including the pro forma effects of the automatic conversion of FreeShop's series B convertible preferred stock into shares of FreeShop's common stock effective upon the closing of this offering as if the conversion occurred on the date the shares were originally issued.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW


     We began our direct marketing business in 1994 as the FreeShop division of Online Interactive, Inc., a company founded by Timothy C. Choate and John P. Ballantine. In addition to operating the FreeShop division, Online Interactive was also engaged in the business of selling software over the Internet. In July 1997, Micro Warehouse, Inc., a catalog retailer and direct marketer of computers, software and related products, purchased all of the stock of Online Interactive from its shareholders. Before the purchase was completed, Online Interactive transferred the FreeShop division to FreeShop International, Inc., a newly formed, wholly owned subsidiary, and spun off FreeShop International through a distribution to its shareholders. On February 19, 1999, FreeShop International changed its name to FreeShop.com, Inc.


     We began our online marketing operations in 1994 through a relationship with Prodigy Communications Corporation, a proprietary online service. In 1995, we also began a marketing relationship with America Online, Inc., another proprietary online service. We came to believe proprietary online environments, which provide content exclusively to their fee-paying members, were limiting our ability to develop the FreeShop brand and to access the growing number of people using the Internet. As a result, we terminated our relationship with Prodigy in August 1997 and our relationship with America Online in March 1998. Since March 1998, we have focused exclusively on our FreeShop.com Web site.


     With the Micro Warehouse purchase of Online Interactive in July 1997, Mr. Choate joined Micro Warehouse as a vice president. In March 1998, Mr. Choate rejoined FreeShop as chief executive officer and began initiatives to expand our sources of revenue beyond our primary business of lead generation by offering multiple advertising vehicles, such as banner advertising, site sponsorships and sponsorships of our Club FreeShop email newsletters. We also increased our efforts to expand consumer awareness of and visits to our Web site. We have continued our efforts to improve the attractiveness of the FreeShop.com Web site and to develop technology to improve our ability to offer services to clients and to monitor and manage our Web site.



     We derive our revenues primarily from online lead generation and advertising contracts. We receive lead generation revenues when we deliver customer information to a marketer in connection with an offer on our Web site. We receive advertising revenues from sales of banner advertising, site sponsorships and newsletter sponsorships. We also derive a small portion of our lead generation revenues from the rental of customer names and street addresses to third parties. Lead generation pricing is based on cost per lead and varies depending on the type of offer. Generally, pricing of advertising is based on cost per impression or cost per click through. The services we deliver are primarily sold under short-term agreements that are subject to cancellation. We recognize revenues in the period in which we deliver the service. See
"Business -- Client Services" and Note 2 to FreeShop's audited financial statements included in this prospectus.


     Our ten largest clients accounted for 25.0% of our revenues in the year ended December 31, 1998 and 29.1% of our revenues in the six months ended June 30, 1999. No single client accounted for more than 6.7% of our revenues in the six months ended June 30, 1998, 3.8% of our revenues in the year ended December 31, 1998 or 8.3% of revenues in the six months ended June 30, 1999.

     In December 1998, Fingerhut invested $4.0 million in our business and received common stock and warrants. As of June 30, 1999, Fingerhut had exercised warrants for an additional investment of $8.6 million. Pursuant to the terms of a letter agreement and an escrow agreement, Fingerhut has agreed to exercise the remainder of its warrants for an additional investment of $8.9 million if this offering is completed on or before October 31, 1999. Assuming the exercise of the warrants and conversion of the series B convertible preferred stock, Fingerhut will hold approximately 43.7% of the common stock immediately prior to the completion of this offering. Fingerhut's investments have given us more resources to accelerate the growth of our business and have permitted us to add experienced management, marketing and technical personnel. Apart from the exercise by Fingerhut of these warrants, however, Fingerhut has no obligation to make equity or other capital resources available to us in the future. See "Business -- Strategy" and "Related Party Transactions."


     Part of our strategy involves growth through the acquisition of businesses that will expand our offerings to consumers and our services to marketers. In May 1999, we purchased the Web sites and related assets of two companies, Commonsite, LLC, whose Catalog Site Web site offers more than 200 catalogs, and Travel Companions International, Inc., whose Worldwide Brochures Web site offers consumers more than 15,000 free travel brochures. Revenues generated by the Catalog Site and Worldwide Brochures Web sites primarily come from flat-fee advertising contracts. We intend to transition these advertising contracts to lead generation contracts. We accounted for these acquisitions as asset purchases and have included the results of the acquired businesses in our financial statements from the date we completed the acquisitions. These acquisitions resulted in the allocation of $2.7 million to goodwill and other intangible assets in May 1999. We are amortizing these intangible assets over periods ranging from one to five years. We have included unaudited pro forma combined financial information in this prospectus reflecting these acquisitions as if the acquisitions had occurred on January 1, 1998. Pro forma revenues were $2.4 million for the six months ended June 30, 1999 and $1.9 million for the year ended December 31, 1998. See our unaudited pro forma combined financial statements, the Commonsite audited financial statements and the Travel Companions International audited financial statements included in this prospectus.


     Our business has been operating at a loss and generating negative cash flow since inception. As of June 30, 1999, we had accumulated losses of approximately $9.6 million. After the completion of this offering, we plan to increase further the level of our investment in marketing and promotion, development of technology and expansion of our business. As a result, our losses and negative cash flow are likely to continue to increase.

RESULTS OF OPERATIONS


     We changed our fiscal year end from June 30 to December 31 in connection with our spin-off from Online Interactive in June 1997. Due to this change, we believe comparison of the year ended December 31, 1998 to the six months ended December 31, 1997 is not appropriate. Therefore, management prepared financial information for the 12-month period ended December 31, 1997 for the purposes of comparison only. The following discussion compares the results of operations for the year ended December 31, 1998 to the unaudited 12-month period ended December 31, 1997 and compares the results of operations for the year ended June 30, 1997 to the year ended June 30, 1996.


     Our financial statements for the years ended June 30, 1996 and 1997 reflect the assets and liabilities and the revenues, expenses and cash flow of the FreeShop division of Online Interactive. Certain expenses of Online Interactive were allocated to us on a basis we believe reflects a reasonable allocation of expenses to present FreeShop as a stand-alone company. See Note 1 to FreeShop's audited financial statements included in this prospectus.

     The following table sets forth statement of operations data for the periods indicated as a percentage of revenues:

                                    YEAR ENDED       12 MONTHS        YEAR      SIX MONTHS ENDED
                                     JUNE 30,          ENDED         ENDED          JUNE 30,
                                  ---------------     DEC. 31,      DEC. 31,    ----------------
                                  1996      1997      1997(1)         1998       1998      1999
                                  -----    ------   ------------   ----------   ------    ------
                                                                                  (UNAUDITED)
 Revenues.......................  100.0%    100.0%      100.0%        100.0%     100.0%    100.0%
 Cost of revenues...............   24.4      26.2        25.0          17.3       17.6       8.8
                                  -----    ------      ------        ------     ------    ------
   Gross profit.................   75.6      73.8        75.0          82.7       82.4      91.2
 Operating expenses:
   Sales and marketing..........   49.1     151.1       214.7         246.9      240.1     192.9
   Research and development.....    5.1      11.3        25.0          30.9       45.2      15.0
   General and administrative...   22.9      29.5        28.7          33.4       40.1      21.5
   Equity-based compensation....    0.0       0.0         6.1          13.9       28.6      29.0
   Depreciation and
      amortization..............    0.7       2.5         5.0           8.3       11.4      12.1
                                  -----    ------      ------        ------     ------    ------
      Total operating
        expenses................   77.8     194.4       279.5         333.4      365.4     270.5
                                  -----    ------      ------        ------     ------    ------
 Operating loss.................   (2.2)   (120.6)     (204.5)       (250.7)    (283.0)   (179.3)
 Interest expense...............    0.0       0.0         0.7           5.2        6.6       1.1
 Other (income) expense.........    0.0       0.0         0.0          (0.2)       0.2      (4.1)
                                  -----    ------      ------        ------     ------    ------
 Net loss.......................   (2.2)%  (120.6)%    (205.2)%      (255.7)%   (289.8)%  (176.3)%
                                  =====    ======      ======        ======     ======    ======

---------------

(1) The financial information for the 12 months ended December 31, 1997 is an unaudited 12-month period prepared by our management for comparative purposes only.


SIX MONTHS ENDED JUNE 30, 1999 COMPARED TO SIX MONTHS ENDED JUNE 30, 1998 (UNAUDITED)


     Revenues. We derive our revenues primarily from online lead generation and advertising contracts. Our revenues increased by $1.7 million, or 400%, to $2.1 million in the six months ended June 30, 1999, compared to $429,000 in the six months ended June 30, 1998. This growth in revenue was attributable to the introduction of advertising revenue in June 1998 and an increase in the number of visits to our Web site, which increased lead generation revenues. We introduced advertising, including banner ads, site sponsorships and newsletter sponsorships, in the second and third quarters of 1998. Revenues from advertising services were $839,000 in the six months ended June 30, 1999, compared to $13,000 in the six months ended June 30, 1998. Over the same period, lead generation revenues increased to $1.3 million from $416,000.


     Cost of revenues. Cost of revenues consists of expenses associated with the production and usage of the FreeShop.com Web site, including Internet connection charges, banner ad serving fees, equipment and software depreciation and personnel costs. Cost of revenues increased to $190,000 in the six months ended June 30, 1999 from $76,000 in the six months ended June 30, 1998. The increase was primarily due to costs related to additional Internet connection capacity and personnel costs to support our growth. Gross margin increased to 91.2% in the six months ended June 30, 1999, from 82.4% in the six months ended June 30, 1998. This increase in gross margin was primarily due to cost of revenues increasing at a lesser rate than revenues.


     Sales and marketing. Sales and marketing expenses consist primarily of marketing and promotional costs related to developing our brand, as well as personnel and other costs. Sales and marketing expenses increased by $3.1 million, or 302%, to $4.1 million in the six months ended June 30, 1999, compared to $1.0 million in the six months ended June 30, 1998. The increase was due primarily to a $1.9 million, or 626%, increase in advertising and brand awareness spending and a $726,000, or 131%, increase in personnel costs. We expect to continue to increase our advertising and brand awareness spending in the future. As a percentage of revenues, sales and marketing expenses decreased to 192.9% in the six months ended June 30, 1999, from 240.1% in the six months ended June 30, 1998. This decrease was primarily due to sales and marketing expenses, other than advertising spending, increasing at a lesser rate than revenues.


     Research and development. Research and development expenses primarily include personnel costs related to maintaining and enhancing the features, content and functionality of our Web site and related systems. Research and development expenses increased by $128,000, or 66%, to $322,000 in the six months ended June 30, 1999, compared to $194,000 in the six months ended June 30, 1998. The increase was primarily due to hiring additional staff to support our growth. As a percentage of revenues, research and development expenses decreased to 15% in the six months ended June 30, 1999, from 45.2% in the six months ended June 30, 1998. The decrease was primarily due to research and development expenses increasing at a lesser rate than revenues.

     General and administrative. General and administrative expenses primarily consist of management, financial and administrative personnel expenses and related costs and professional service fees. General and administrative expenses increased by $290,000, or 169%, to $462,000 in the six months ended June 30, 1999, compared to $172,000 in the six months ended June 30, 1998. The increase was primarily due to increased personnel costs and professional service fees necessary to support our growth. As a percentage of revenues, general and administrative expenses decreased to 21.5% in the six months ended June 30, 1999, from 40.1% in the six months ended June 30, 1998. The decrease is primarily due to general and administrative expenses increasing at a lesser rate than revenues.


     Equity-based compensation. Equity-based compensation expenses consist of amortization of unearned compensation recognized in connection with stock options and recognition of expenses when our principal shareholders sell our stock to employees and directors at a price below the estimated fair market value of our common stock. Unearned compensation is recorded based on the intrinsic value when we issue stock options to employees at an exercise price below the estimated fair market value of our common stock at the date of grant. Unearned compensation is also recorded based on the fair value of the option granted as calculated using the Black-Scholes option pricing model when options or warrants are issued to advisors and other service providers. Unearned compensation is amortized over the vesting period of the option or warrant. Equity-based compensation expenses increased by $500,000, or 410%, to $622,000 in the six months ended June 30, 1999, compared to $122,000 in the six months ended June 30, 1998. This increase resulted primarily from recognition of $406,000 of expenses related to the sale of securities to an employee by a principal shareholder at a price below the estimated fair market value as an inducement for the employee to come to work for FreeShop. As a percentage of revenue, equity-based compensation expenses increased to 29.0% in the six months ended June 30, 1999, from 28.6% in the six months ended June 30, 1998.



     Depreciation and amortization. Depreciation and amortization expenses consist of depreciation on leased and owned computer equipment, software, office equipment and furniture and amortization on intellectual property, noncompete agreements and goodwill from acquisitions. Depreciation and amortization expenses increased by $211,000, or 431%, to $260,000 in the six months ended June 30, 1999, compared to $49,000 in the six months ended June 30, 1998. This increase resulted from the depreciation of approximately $700,000 in furniture and equipment acquired from July 1998 through June 1999 and the amortization of approximately $2.7 million in intangible assets related to the acquisition of substantially all of the assets of Commonsite and Travel Companions International. As a percentage of revenue, depreciation and amortization expenses increased to 12.1% in the six months ended June 30, 1999, from 11.4% in the six months ended June 30, 1998.

     Interest expense. Interest expense primarily relates to capital equipment leases, and totaled $23,000 in the six months ended June 30, 1999 and $28,000 in the six months ended June 30, 1998.


     Other (income) expense. Other (income) expense consists primarily of interest income. Interest income increased to $87,000 in the six months ended June 30, 1999 from no interest income in the six months ended June 30, 1998, due to higher cash balances resulting from the investment by Fingerhut in December 1998.

     Income taxes. No provision for federal income taxes has been recorded for any of the periods presented. As of June 30, 1999, we had approximately $7.3 million of federal net operating loss carryforwards that are available to offset future taxable income; these carryforwards expire in various years beginning in 2012, if not previously utilized. We expect that Fingerhut will increase its ownership of our common stock prior to the completion of this offering which will limit, under the Tax Reform Act of 1986, the amounts of and benefits from our net operating loss carryforwards. Based on preliminary estimates, we believe the effect of such limitation, if imposed, will not have a material adverse effect on our business, results of operations and financial condition.

YEAR ENDED DECEMBER 31, 1998 COMPARED TO UNAUDITED 12 MONTHS ENDED DECEMBER 31, 1997


     Revenues. Our revenues increased by $214,000, or 21%, to $1.3 million in the year ended December 31, 1998, compared to $1.0 million in the 12 months ended December 31, 1997. The growth in revenue in 1998 was primarily attributable to the introduction of new revenue streams. We introduced advertising, including banner ads, site sponsorships and newsletter sponsorships in the second and third quarters of 1998. Revenues from advertising were $288,000 in 1998, compared to no advertising revenues in 1997. Revenues from lead generation were $963,000 in 1998, compared to $1.0 million in 1997. The overall growth in revenues was partially offset by a reduction in lead generation revenues resulting from the termination of our relationships with Prodigy in August 1997 and America Online in March 1998.


     Cost of revenues. Cost of revenues decreased to $217,000 in 1998 from $259,000 in 1997. The decrease in cost of revenues was primarily due to lower access charges for the Internet compared to the proprietary Prodigy and America Online environments. As a result, gross margin increased to 82.7% in 1998, from 75.0% in 1997.


     Sales and marketing. Sales and marketing expenses increased by $863,000, or 39%, to $3.1 million in 1998, compared to $2.2 million in 1997. The increase was primarily due to a $988,000, or 405%, increase in advertising and brand awareness spending which was partially offset by reduced contract labor spending. As a percentage of revenues, sales and marketing expenses increased to 246.9% in 1998, from 214.7% in 1997.



     Research and development. Research and development expenses increased by $128,000, or 49%, to $387,000 in 1998, compared to $259,000 in 1997. The increase was primarily due to hiring of additional staff to support our growth. As a percentage of revenues, research and development expenses increased to 30.9% in 1998, from 25.0% in 1997.


     General and administrative. General and administrative expenses increased by $119,000, or 40%, to $417,000 in 1998, compared to $298,000 in 1997. The increase was primarily a result of increased personnel costs and professional service fees necessary to support our growth. As a percentage of revenues, general and administrative expenses increased to 33.4% in 1998, from 28.7% in 1997.

     Equity-based compensation. Equity-based compensation expenses increased by $110,000, or 172%, to $174,000 in 1998, compared to $64,000 in 1997. This increase resulted primarily from option grants made to advisors and directors and four gifts of common stock made to employees by principal shareholders. As a percentage of revenue, equity-based compensation expense increased to 13.9% in 1998, from 6.1% in 1997.



     Depreciation and amortization. Depreciation and amortization expense increased by $52,000, or 100%, to $104,000 in 1998, compared to $52,000 in 1997.
This increase resulted from the depreciation of approximately $171,000 in furniture and equipment acquired during 1998. As a percentage of revenue, depreciation and amortization expense increased to 8.3% in 1998, from 5.0% in 1997.


     Interest expense. Interest expense increased by $60,000, to $66,000 in 1998, compared to $6,000 in 1997. The increase was due to the addition of leased capital equipment in the third and fourth quarters of 1997 and throughout 1998.

     Other (income) expense. Other (income) expense in 1998 consisted primarily of interest income in the amount of $11,000 offset by the write-off of obsolete assets in the amount of $9,000. There was no other (income) expense in 1997.

YEAR ENDED JUNE 30, 1997 COMPARED TO YEAR ENDED JUNE 30, 1996

     Revenues. Our revenues decreased by $73,000, or 6%, to $1.2 million in the year ended June 30, 1997, compared to $1.3 million in the year ended June 30, 1996. The decrease was primarily due to the decline in Prodigy's membership base. Revenues related to the Prodigy relationship were $396,000, or 33% of total revenue, in 1997 and $484,000, or 38% of total revenue, in 1996.

     Cost of revenues. Cost of revenues increased to $314,000 in 1997 from $310,000 in 1996. As a result, gross margin decreased to 73.8% in 1997 from 75.6% in 1996.

     Sales and marketing. Sales and marketing expenses increased by $1.2 million, or 190%, to $1.8 million in 1997, compared to $624,000 in 1996. The increase was primarily due to increased personnel costs related to building our own internal sales and marketing staff in 1997 and costs associated with termination of a contract with a third-party sales agent. As a percentage of revenues, sales and marketing expenses increased to 151.1% in 1997 from 49.1% in 1996.

     Research and development. Research and development expenses increased by $70,000, or 108%, to $135,000 in 1997, compared to $65,000 in 1996. The increase was primarily due to hiring of additional staff. As a percentage of revenues, research and development expenses increased to 11.3% in 1997 from 5.1% in 1996.

     General and administrative. General and administrative expenses increased by $62,000, or 21%, to $353,000 in 1997, compared to $291,000 in 1996. The increase was primarily a result of increased personnel costs and professional service fees. As a percentage of revenues, general and administrative expenses increased to 29.5% in 1997 from 22.9% in 1996.

     Equity-based compensation. No equity-based compensation expense was recognized in either period because FreeShop was operating as a division of Online Interactive during both periods.

     Depreciation and amortization. Depreciation and amortization expense increased by $21,000, or 233%, to $30,000 in 1997, compared to $9,000 in 1996.
This increase resulted from the depreciation of approximately $109,000 in furniture and equipment acquired during 1997. As a percentage of revenue, depreciation and amortization expense increased to 2.5% in 1997 from 0.7% in 1996.

QUARTERLY RESULTS OF OPERATIONS

     The following table sets forth FreeShop's unaudited quarterly statement of operations data for the six quarters ended June 30, 1999. In the opinion of our management, this information was prepared on substantially the same basis as FreeShop's audited financial statements and accompanying notes included in this prospectus.


     In the opinion of our management, all necessary adjustments, consisting only of normal recurring adjustments and the adjustments necessary to record the acquisition of substantially all of the assets of the Catalog Site and Worldwide Brochures Web sites in May 1999, have been included in the amounts stated below to present fairly the unaudited quarterly results. You should read this quarterly data in conjunction with FreeShop's audited financial statements and accompanying notes included in this prospectus. Our operating results for any quarter are not necessarily indicative of the operating results for any future period.


                                                            QUARTER ENDED
                               -----------------------------------------------------------------------
                               MARCH 31,    JUNE 30,    SEPT. 30,    DEC. 31,    MARCH 31,    JUNE 30,
                                 1998         1998        1998         1998        1999         1999
                               ---------    --------    ---------    --------    ---------    --------
                                                           (IN THOUSANDS)
 STATEMENT OF OPERATIONS
   DATA:
   Revenues..................    $ 220       $ 209       $  321       $  501      $   667     $ 1,480
   Cost of revenues..........       39          37           65           76           83         107
                                 -----       -----       ------       ------      -------     -------
      Gross profit...........      181         172          256          425          584       1,373
   Operating expenses:
      Sales and marketing....      459         571          981        1,077        1,496       2,645
      Research and
        development..........      113          81           86          107          141         181
      General and
        administrative.......       89          83           94          151          210         252
      Equity-based
        compensation.........       69          53           39           13           79         543
      Depreciation and
        amortization.........       24          25           26           29           36         224
                                 -----       -----       ------       ------      -------     -------
        Total operating
           expenses..........      754         813        1,226        1,377        1,962       3,845
                                 -----       -----       ------       ------      -------     -------
   Operating loss............     (573)       (641)        (970)        (952)      (1,378)     (2,472)
   Interest expense..........       12          16           16           22           13          10
   Other (income) expense....       --           1            6          (10)         (25)        (62)
                                 -----       -----       ------       ------      -------     -------
   Net loss..................    $(585)      $(658)      $ (992)      $ (964)     $(1,366)    $(2,420)
                                 =====       =====       ======       ======      =======     =======

                                                           QUARTER ENDED
                              -----------------------------------------------------------------------
                              MARCH 31,    JUNE 30,    SEPT. 30,    DEC. 31,    MARCH 31,    JUNE 30,
                                1998         1998        1998         1998        1999         1999
                              ---------    --------    ---------    --------    ---------    --------
AS A PERCENTAGE OF REVENUES:
  Revenues..................    100.0%       100.0%      100.0%       100.0%      100.0%       100.0%
  Cost of revenues..........     17.5         17.8        20.2         15.2        12.5          7.2
                               ------       ------      ------       ------      ------      -------
     Gross profit...........     82.5         82.2        79.8         84.8        87.5         92.8
  Operating expenses:
     Sales and marketing....    208.4        273.4       305.6        215.2       224.4        178.7
     Research and
       development..........     51.4         38.7        26.8         21.2        21.1         12.2
     General and
       administrative.......     40.3         39.8        29.3         30.1        31.5         17.1
     Equity-based
       compensation.........     31.6         25.5        12.2          2.5        11.9         36.7
     Depreciation and
       amortization.........     10.9         11.9         8.1          5.9         5.4         15.1
                               ------       ------      ------       ------      ------      -------
       Total operating
          expenses..........    342.6        389.3       382.0        274.9       294.3        259.8
                               ------       ------      ------       ------      ------      -------
  Operating loss............   (260.1)      (307.1)     (302.2)      (190.1)     (206.8)      (167.0)
  Interest expense..........      5.5          7.8         4.9          4.3         2.0          0.7
  Other (income) expense....      0.0          0.4         2.0         (1.9)       (3.8)        (4.2)
                               ------       ------      ------       ------      ------      -------
  Net loss..................   (265.6)%     (315.3)%    (309.1)%     (192.5)%    (205.0)%     (163.5)
                               ======       ======      ======       ======      ======      =======


     Revenues. Our revenues increased in each quarter presented, except for the second quarter of 1998. Our revenues decreased by $11,000, or 5%, to $209,000 in the second quarter of 1998, compared to $220,000 in the first quarter of 1998. This decrease was due to the termination of our relationship with America Online in March 1998. The relationship with America Online had accounted for $111,000, or 50%, of total revenues in the first quarter of 1998. Revenues unrelated to America Online increased by $94,000, or 86%, to $203,000 in the second quarter of 1998 compared to $109,000 in the first quarter of 1998. In addition, our current chief executive officer, Timothy C. Choate, rejoined FreeShop in March 1998 and focused on creating new revenue streams and accelerating the growth of our business.

     Cost of revenues. As a percentage of revenues, cost of revenues increased during the first three quarters of 1998 as we built our infrastructure in anticipation of future revenues. Since the third quarter of 1998, we have recognized significant increases in gross margin due to cost of revenues increasing at a lesser rate than revenues.


     Sales and marketing. Sales and marketing expenses increased in absolute dollars in each quarter presented. As a percentage of revenues, there was a decrease in sales and marketing expenses in the fourth quarter of 1998 and the second quarter of 1999. The decrease as a percentage of revenues in the fourth quarter of 1998 resulted from an increase in revenues in the fourth quarter of 1998 without a corresponding increase in advertising and brand awareness spending. As a percentage of revenue, sales and marketing expenses have decreased in the second quarter of 1999. This decrease was primarily due to sales and marketing expenses, other than advertising spending, increasing at a lesser rate than revenues.


     Research and development. Research and development expenses decreased in the second quarter of 1998 primarily due to higher personnel costs and recruiting fees paid in the first quarter of 1998. Research and development expenses have increased steadily since the third quarter of 1998 as a result of increased personnel costs related to the continued enhancement of our systems and Web site.

     General and administrative. General and administrative expenses decreased in the second quarter of 1998 primarily due to a decrease in personnel costs and one-time severance costs incurred in the first quarter of 1998 resulting from the departure of our former chief executive officer and another senior officer. General and administrative expenses have increased steadily since the second quarter of 1998 due primarily to additional personnel costs and professional service fees necessary to support our growth.


     Equity-based compensation. Equity-based compensation expenses for the first three quarters of 1998 relate primarily to recognition of compensation for gifts of stock made by a significant shareholder to some of our employees. Compensation expenses in the fourth quarter of 1998 and the first quarter of 1999 relate to options granted. Compensation expenses in the second quarter of 1999 include both amounts related to grants of options and $406,000 of expense related to the sale of securities to an employee by a significant shareholder at a price below the estimated fair market value of the stock.



     Depreciation and amortization. Depreciation and amortization expenses have increased during each quarter presented primarily due to the acquisition of additional computer equipment, software, office equipment and furniture. In the second quarter of 1999, depreciation and amortization expenses increased in absolute dollars and as a percentage of revenues. A significant portion of this increase resulted from the amortization of intangible assets related to the acquisition of substantially all of the assets of Commonsite, LLC and Travel Companions International, Inc.


     We anticipate our revenues may be subject to seasonal fluctuations. We believe advertisers generally place fewer advertisements during the first and third calendar quarters of each year. In addition, expenditures by advertisers tend to be cyclical, reflecting overall economic conditions as well as budgeting and buying patterns. Our results of operations may fluctuate significantly in the future as a result of a variety of factors, many of which are beyond our control.

STOCK OPTIONS GRANTED IN 1999

     From January 1, 1999 to June 30, 1999, we granted options to purchase 191,616 shares of common stock under the 1997 Stock Option Plan. These options were granted to employees, directors and service providers at exercise prices of $2.50 to $4.27 per share which were below the fair market value of our common stock at the date of grant. In relation to these grants, we will recognize estimated compensation expenses of approximately $1.3 million over the vesting terms of one to four years. Compensation expense related to the options of approximately $566,000, $401,000, $207,000, $96,000 and $20,000 will be classified as operating expenses in the years ending 1999, 2000, 2001, 2002 and 2003, respectively.

LIQUIDITY AND CAPITAL RESOURCES

     Since we began operating as an independent company in June 1997, we have financed our operations primarily through the issuance of capital stock. Gross proceeds from the issuance of stock through June 30, 1999 totaled $14.9 million, including $4.0 million raised in December 1998 and $8.6 million raised in May and in June 1999. As of June 30, 1999, we had a $500,000 bank line-of-credit available at prime plus 1.5%. As of June 30, 1999, we had approximately $5.8 million in cash and cash equivalents and short-term investments and working capital of $5.2 million.

     Net cash used in operating activities was $3.4 million in the six months ended June 30, 1999, $2.2 million in the year ended December 31, 1998 and $595,000 in the six months ended December 31, 1997. Cash used in operating activities for each period resulted primarily from net losses and increases in accounts receivable, which were partially offset by increases in accounts payable and accrued liabilities.

     Net cash used in investing activities was $3.7 million in the six months ended June 30, 1999, $67,000 in the year ended December 31, 1998 and $56,000 in the six months ended

December 31, 1997. In the six months ended June 30, 1999, $1.7 million was used to acquire substantially all of the assets of Commonsite, LLC and Travel Companions International, Inc., $1.5 million was used to purchase short-term commercial paper and $500,000 was used to purchase equipment and furniture. For the year ended December 31, 1998 and the six months ended December 31, 1997, cash used in investing activities was primarily related to purchases of property and equipment.

     Net cash provided by financing activities was $8.6 million in the six months ended June 30, 1999, $5.2 million in the year ended December 31, 1998 and $677,000 in the six months ended December 31, 1997. Net cash provided by financing activities resulted primarily from issuance of capital stock, which was partially offset by principal payments made on capital leases.


     We believe our current cash and cash equivalents, including expected net proceeds from this offering, will be sufficient to meet our anticipated cash needs for working capital and capital expenditures for at least the next 12 months. Thereafter, we expect we will need to raise additional capital to meet our long-term operating requirements. Although we have increased revenues, our expenses also have continued to increase, and we expect to increase our expenses significantly in future periods, such that our expenses will exceed our revenues for the foreseeable future. Accordingly, we do not expect to be able to fund our operations from internally generated funds for the foreseeable future. Our cash requirements depend on several factors, including the level of expenditures on advertising and brand awareness, the rate of market acceptance of our services, and the extent to which we use cash for acquisitions and strategic investments. Unanticipated expenses, poor financial results or unanticipated opportunities that require financial commitments could give rise to earlier financing requirements. If we raise additional funds through the issuance of equity or convertible debt securities, the percentage ownership of our shareholders would be reduced, and these securities might have rights, preferences or privileges senior to those of our common stock. Additional financing may not be available on terms favorable to us, or at all. If adequate funds are not available or are not available on acceptable terms, our ability to fund our expansion, take advantage of business opportunities, develop or enhance services or products or otherwise respond to competitive pressures would be significantly limited, and we might need to significantly restrict our operations. We believe we do not have material market risk exposure due to the fact that we own no derivative instruments, engage in no hedging transactions, have a minimal amount of outstanding long-term debt and currently invest our excess cash in short-term commercial paper.


YEAR 2000 ISSUES

     Because many computer applications have been written using two digits rather than four to define the applicable year, some date-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. The year 2000 issue could result in system failures or miscalculations causing disruptions of operations, including disruptions of our Web site.

     We have completed a review of our internal information technology and non-information technology systems for year 2000 compliance. We do not believe that we have material exposure to the year 2000 issue with respect to our systems.


     We are in the process of obtaining confirmation from all of our third-party vendors that they have resolved their year 2000 issues. All of our vendors, except three, have responded either orally or in writing and either confirmed their compliance or provided patches for their affected software. We expect to receive a reply from one remaining third-party vendor by October 31, 1999. We do not expect the other two vendors to certify that their software or services are year 2000 compliant. The vendors who have already responded include all vendors related to our critical systems.



     We have completed an initial test of our internal systems and anticipate conducting tests with the cooperation of our vendors after September 30, 1999 to simulate the year 2000 rollover with hardware, software and key vendors. We plan to make any modifications resulting from the test by the fourth quarter of 1999. Based on the test results, if any vendor is found to be noncompliant, our contingency plan is to attempt to find a replacement vendor. In addition, we have developed a limited contingency plan related to the functioning of our Web site and order processing systems. We plan to establish a number of servers in different cities to help prevent systems failures and slow response times on our Web sites and to provide backup in the event there is a power or other electrical failure that affects our computer servers and systems located in the Seattle area. Aside from the identification of new vendors and the establishment of offsite servers, we do not currently have any other contingency plans, and we do not anticipate developing any.


     To date, we have spent approximately $30,000 on year 2000 compliance. We expect total expenditures to be between $40,000 and $50,000. Most of our future expenses are expected to be operating expenses associated with the time spent by employees working on year 2000 compliance matters.


     The worst-case scenario pertaining to the year 2000 issue would be an overall failure of the Internet, electronic and telecommunications infrastructures. In addition, the systems and services provided by our third-party vendors may fail to be year 2000 compliant despite their representations to the contrary. The failure by these entities or systems to be year 2000 compliant could result in a systemic failure beyond our control, which could also prevent us from delivering our services to our customers or generally prevent users from accessing our Web site. This would have a material adverse effect on our business, results of operations and financial condition.


RECENT ACCOUNTING PRONOUNCEMENTS


     In March 1998, the American Institute of Certified Public Accountants (AICPA) issued Statement of Position (SOP) 98-1, "Accounting for the Cost of Computer Software Developed or Obtained for Internal Use," which is effective for fiscal years beginning after December 15, 1998. SOP 98-1 provides guidance on accounting for the costs of computer software developed or obtained for internal use and defines specific criteria that determine when such costs are required to be expensed, and when such costs may be capitalized. The adoption of this standard has not had a material effect on our capitalization policy, results of operations, financial position or cash flows.



     In April 1998, the AICPA issued SOP 98-5, "Reporting on the Costs of Start-up Activities," which is effective for fiscal years beginning after December 15, 1998. SOP 98-5 provides guidance on the financial reporting of start-up costs and organization costs. It requires costs of start-up activities and organization costs to be expensed as incurred. As we have expensed these costs historically, the adoption of this standard has not had a significant impact on our results of operations, financial position or cash flows.



     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) 133, "Accounting for Derivative Instruments, and Hedging Activities," which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities. SFAS 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 2000. We do not expect the adoption of this statement to have a significant impact on our results of operations, financial position or cash flows.


LIMITATION ON NET OPERATING LOSS CARRYFORWARDS


     We have approximately $7.3 million of federal net operating loss carryforwards as of June 30, 1999 which may be available to reduce the amount of U.S. federal income taxes payable by us in the future. The exercise of Fingerhut's warrants in May 1999 resulted in an ownership change for purposes of
Section 382 of the Internal Revenue Code. As a result, the use of our pre-ownership change federal net operating loss carryforwards will be limited annually by Section 382 of the Internal Revenue Code. Section 382 of the Internal Revenue Code limits the amount of net operating losses that may be utilized from pre-ownership change years to offset taxable income in any post-ownership change year. The limitation on the utilization of federal net operating loss carryforwards in future years is not expected to be material.

                                    BUSINESS

OVERVIEW


     FreeShop provides online direct marketing services, giving consumers access to over 1,000 free, trial and promotional offers through our Web site and email newsletters. Consumers seeking to discover, learn about or try new products can choose from a collection of offers from over 100 companies. FreeShop enables consumers to seek out new products of specific interest to them, unlike the traditional direct marketing model, in which marketers communicate to broad audiences in search of new customers.


     Our primary source of revenue is lead generation. We post offers from our marketer clients for catalogs, magazine and newsletter subscriptions, product samples, coupons, and trial periods for services, software and publications. These clients pay us for each lead generated. We also offer marketers opportunities to advertise on our Web site and to sponsor the Club FreeShop newsletters. Club FreeShop members, who accounted for over 41% of our orders generated in July 1999, receive regular email newsletters informing them of special offers, exclusive contests and other opportunities. We believe our consumer-directed process creates a highly effective method of direct marketing in terms of cost, targeting, efficiency and consumer satisfaction.

INDUSTRY BACKGROUND

     GROWTH OF THE INTERNET AND ONLINE COMMERCE

     Over the past several years, the Internet has emerged as a powerful and efficient new medium, enabling people worldwide to exchange information, communicate and conduct business electronically. The number of people using the Internet continues to expand rapidly. International Data Corporation (IDC) estimates that the number of people using the Internet will grow from approximately 160 million worldwide in 1998 to over 500 million worldwide by the end of 2003.

     Businesses have recognized the online commerce opportunity and are increasingly using the Internet to sell and distribute products and services. According to IDC, online commerce will increase from approximately $50 billion worldwide in 1998 to approximately $1.3 trillion worldwide in 2003, representing a compound annual growth rate of approximately 92%. As online commerce and the number of people using the Internet grow, advertisers and direct marketers are increasingly using the Internet to locate customers, advertise products or services and facilitate transactions. Forrester Research estimates that approximately $1.5 billion was spent on Internet advertising worldwide in 1998 and that this amount will grow to approximately $15.3 billion in 2003.

     DIRECT MARKETING


     Advertising expenditures can be broadly categorized as either brand advertising or direct marketing. Brand advertising is intended to generate brand name awareness and create a specific image for a particular company, product or service. Direct marketing involves any direct communication to a consumer intended to generate a specific response or action, generally the purchase of a product or service. The Direct Marketing Association estimates that direct marketing accounts for over 57% of total U.S. advertising expenditures and that in 1998, marketers spent $80.1 billion in the United States on direct marketing to consumers.


     Traditional Direct Marketing. Traditional direct marketing media include direct mail, telemarketing and newspaper, magazine, radio and television advertisements. Although traditional direct marketing is effective and widely used, it presents a number of challenges for marketers and consumers alike. Traditional direct marketers generally lack specific and timely information on a particular consumer's immediate interests. As a result, marketers spend considerable resources on communications most consumers don't want or need. For example, according to BAIGlobal, Inc., the average response rate to the nearly 3.5 billion mailings of credit card solicitations in 1998 was only 1.2%. Given the costs associated with traditional direct marketing, which include telecommunications, postage, printing, assembly, labor and facilities, we believe the often low response rates make the process inefficient.

     Online Direct Marketing. Online direct marketing media include banner advertisements, targeted email solicitations and Web site sponsorships. We believe online direct marketing is more attractive than traditional direct marketing because it requires lower production costs and provides easier and faster customer response features. In addition, online direct marketing allows marketers to easily:

     - develop one-to-one relationships with consumers;

     - collect data and feedback on marketing campaigns; and

     - customize marketing campaigns to broad audiences or specific groups.

     Even with these advantages, direct marketers face challenges in realizing the full potential of the Internet as a marketing medium. With millions of Web sites, only a fraction of which have significant audiences, it is difficult for marketers to decide where to spend their marketing dollars. Even leading brand name marketers who build their own Web sites must find ways to attract a sizeable audience of visitors. In addition, technological hurdles may impede conventional direct marketers from successfully extending their activities to the Internet. In order to participate in most online marketing efforts, marketers must build and maintain Web sites as well as incorporate order-taking capabilities and develop systems to integrate online ordering with their traditional databases.

     We believe marketers desire a solution that benefits from the effectiveness of direct marketing while overcoming the challenges presented by both traditional and online marketing methods.

THE FREESHOP SOLUTION


     FreeShop acts as an intermediary between consumers and marketers, through which consumers seeking to try new products are presented with a collection of free, trial and promotional offers from marketers seeking an audience of potential customers. We offer a consumer-directed process in which consumers select only those offers of immediate interest to them. We then forward those orders to our marketer clients. We believe FreeShop's solution creates a highly effective method of direct marketing in terms of cost, targeting, efficiency and consumer satisfaction. Marketers pay us for the number of customer leads delivered, the number of visitors we direct to their Web site, or the number of times an advertisement is viewed.


     Benefits to Consumers. FreeShop puts consumers in control of the direct marketing process by empowering them to select offers that most interest them and meet their individual needs. Through our FreeShop.com Web site, we bring together consumers and marketers in an interactive environment. FreeShop has more than 1,000 offers from over 100 companies. The offers include items such as catalogs, magazines, product samples, software and coupons, covering a variety of interests such as travel, personal finance, entertainment, automobiles and sports. In addition, because many offers are free samples or trial offers, consumers are able to try new products and services before making purchase decisions. Furthermore, because credit card information is not required for many offers, we believe FreeShop is attractive for visitors new to online shopping who may otherwise be reluctant to shop online.

     Benefits to Marketers. We believe FreeShop benefits marketers by offering an effective way to acquire customers. Our clients receive visibility from our traffic base of new and repeat customers. FreeShop offers marketers a diversity of programs designed to meet their objectives throughout the entire marketing process, from awareness to interest to trial to sale. Our services include lead generation, advertising and sponsorship of the Club FreeShop newsletters. In addition, because set-up costs are minimal, marketers can test our direct marketing services with little risk. Most importantly, because consumers select the offers they receive, we believe marketers acquire higher quality leads and avoid the risk of tarnishing their brand image as a result of making numerous unwanted solicitations.


STRATEGY

     Our objective is to be the dominant provider of online direct marketing services. We intend to achieve this objective through the following key strategies:


     Increase Traffic and Transactions. Our strategy of rapidly increasing consumer traffic to our Web site is focused on both new and repeat visitors. New visits will be driven primarily by our online and traditional advertising programs, our Associates Program of over 20,000 member sites, other traffic relationships, including our "Powered by FreeShop" participants, and word-of-mouth referrals. Our top four traffic relationships, based on the number of orders generated in July 1999, are Excite, Inc., Go2Net, Inc., Microsoft Corporation and Xoom.com, Inc.



     Under our traffic relationships, including our Associates Program, we configure a link to our Web site for the other party to place on its Web site, and we pay a fee for traffic and orders generated from that site. "Powered by FreeShop" is a program in which we contract with larger sites to create free offer content sites or promotions, which are co-branded with the brands of FreeShop and our partner. We provide the free offer content, our partner provides the promotion for the co-branded area, and we share any revenues generated from the co-branded area.



     We promote repeat visits through regular email communications to the over
1.5 million members of Club FreeShop. In addition, we encourage repeat visits and additional transactions by seeking to continually improve the consumer's experience with FreeShop by increasing the volume and quality of our offers and by improving the speed and overall ease-of-use of our Web site. In July 1999, over 50% of our orders came from repeat visitors. Finally, to help retain our loyal base of consumers, we monitor the performance of our client marketers in fulfilling orders generated through our Web site.



     Increase Client Base. We believe FreeShop offers marketers a cost-effective alternative to traditional direct marketing and, as a result, we believe we have a significant opportunity to increase the number of marketer clients we serve. In particular, we believe more and more companies with national consumer brand names are seeking Internet-based direct marketing vehicles, and we plan to initiate new relationships and expand our existing relationships with these companies. We are rapidly increasing our sales staff in order to drive this client growth. We plan to continue expanding the services we offer our clients, including enhanced marketing programs, new methods of presenting offers, expanded and customized data-gathering options and increased opportunities for following up on initial lead generation. In addition to enhancing our existing marketing programs, we will be developing new programs in an effort to meet the needs of new and different marketers. Finally, we are focusing on marketing our services to larger advertising agencies as a solution for their client companies to access the rapidly increasing number of consumers on the Internet.



     Continue to Build the FreeShop Brand Name. We intend to continue to increase the awareness and strength of the FreeShop brand name among both consumers and marketers through site design and focused and aggressive advertising. Because consumers and marketers tend to favor well-known Web sites, a strong brand name is critical to our efforts to grow visitor traffic, attract marketing clients and increase the number and quality of free, trial and promotional offers on our Web site. To date, we have used our Associates Program, other traffic partnerships, online advertising and public relations in an effort to create a leading brand name in our sector.

We plan to initiate a major traditional marketing campaign that will include outdoor, radio and print advertising in key metropolitan markets.


     Expand Offers. The number and quality of offers on our site are critical to our ability to attract visitors and increase revenues from our marketer client base. We believe we have a significant competitive advantage in attracting additional marketer clients with national consumer brand names due to the large number of consumers visiting our Web site and our selection of offers across multiple categories. We plan to expand the number of categories and increase the number of offers within each category. We will drive this content expansion through a combination of internal sales efforts, partnerships and acquisitions. As part of this strategy, we have recently entered into an agreement with NewSub Services, Inc., a magazine distributor, to offer consumers access to over 600 magazine titles. We have also greatly increased the number and quality of the catalog offers we provide through our recent acquisition of the Catalog Site Web site. In addition, the acquisition of the Worldwide Brochures Web site has dramatically increased the number of travel offers we provide. Other categories we intend to expand in the near future include product samples, coupons and personal finance.



     Continue to Develop and Use Technology to Enhance Web Site Capabilities. We have designed and implemented numerous proprietary systems that enable us to process orders from consumers within one business day of receipt and regularly deliver lead information to marketers. We regularly update our Web site and related system technologies to encourage consumers to place orders and frequently revisit FreeShop.com. As part of our effort to promote repeat visits and additional transaction volume, we continue to develop features that will make the FreeShop experience faster, easier and more personalized.



     Develop Relationship With Fingerhut and Federated. Fingerhut is the eighth largest cataloger and second largest general merchandise cataloger in the United States, selling general merchandise through catalogs and various Web sites. In 1999, we initiated a noncontractual direct marketing relationship with Fingerhut. As a result of this relationship, at no cost to FreeShop, Fingerhut places FreeShop advertisements and inserts cards listing Fingerhut's partner Web sites, including FreeShop.com, in some of Fingerhut's catalogs and order delivery packages. In addition, both FreeShop and Fingerhut have placed links on their Web sites to the other's Web sites. These links provide each company with additional sources of customers and customer information. A portion of the revenues generated by FreeShop and Fingerhut as a result of these links is shared with the other, based on fees prevailing in the market at the time. FreeShop hopes to initiate similar efforts with Federated Department Stores, Inc., which operates over 400 full-line department stores, direct mail catalog businesses and an electronic commerce business. Federated acquired Fingerhut in March 1999.


OUR WEB SITE

     We have designed our Web site in an effort to make it fast and easy for consumers to use, to enhance the FreeShop brand name and to encourage consumers to request an offer. The site is organized around categories and promotions and is regularly updated to refresh the content and encourage repeat visits by consumers. The key features of FreeShop.com include offers, promotions, highlighted offers and Club FreeShop.

     Offers. Visitors are attracted to our Web site by the aggregation of free, trial and promotional offers. Our base of more than 1,000 offers is organized around categories, currently including:


     Auto





     Business & Career



     Catalogs





     Computing & Electronics



     Entertainment





     Family





     Health & Sports



     Hobbies

     Home & Living



     Image & Fashion



     International





     Magazines





     Men's Style



     New Offers



     Personal Finance



     Software





     Travel





     By organizing content into categories, we allow customers to review offers in their self-selected areas of interest, which provides our clients the ability to do more targeted direct marketing.



     Each offer page provides a description of the product offered, delivery information and any cancellation details for trial offers. The ordering process is straightforward and requires the customer to provide basic information only once. FreeShop saves this information, which allows the customer to order any additional offers in subsequent visits by clicking the "Express Order" button. Trial offers, such as magazines, may require the customer to enter credit card information, which we pass on to our marketer client who processes any charges. After a customer has ordered, we send emails to thank the customer for the order and, later, to confirm that the order was received. The emails include information on additional related offers, providing an opportunity to cross-promote and "upsell" other offers.


     Promotions. We organize offers from our clients around seasonal or other events. Promotions run for limited time periods and include both special offers created solely for individual promotions and offers listed under other categories elsewhere on the site. Promotions function much like categories, aggregating offers around a central theme.

     Highlighted Offers. We have the ability to highlight offers and manage the traffic directed to individual offers in various ways. Highlighted offers on our home page are selected and regularly updated by our staff. These offers are intended to provide a representation of the wide range of offers available on our Web site. On subsequent pages, offers are highlighted based on an automated ranking system.

     We also create a list of our site's top offers based on our own assessment of broad consumer appeal. This allows customers to review several of the site's best offers without having to explore every category. The list provides a type of "recommended viewing" guide for customers, which results in increased orders for such offers.

     Club FreeShop. We designed Club FreeShop to communicate with our most valued customers. Club members, totalling over 1,000,000 as of July 1999, regularly receive email newsletters informing them of special offers, exclusive contests and other opportunities. Membership in the club is free and available to any visitor who chooses to provide an email address to FreeShop. We invite customers who place orders on FreeShop to join Club FreeShop as a way of receiving updates about additional items of interest. We anticipate providing more personalized and targeted offers to Club FreeShop members in the future, which will allow for more focused marketing.


     Other Features. As part of our effort to increase traffic on our Web site from word-of-mouth advertising, we created Tell-a-Friend. This feature, available throughout our site, allows a customer to send an email to a friend with a link to a specific page or offer. In addition, to make our customers' shopping experience more comfortable, FreeShop has adopted strong privacy and customer service policies. Our privacy policy specifies that we disclose how customer information is used by FreeShop and our marketing customers, allows customers to remove their information from our customer databases and fully complies with the standards of the Direct Marketing Association. The Direct Marketing Association standards, among other things, allow customers to remove their information from our database, to refuse to allow us to sell, rent or exchange their customer information and to request that we not contact them in the future. Our privacy policy also complies with the standards of TRUSTe, an independent, nonprofit entity which has established a recognized privacy standard for the Internet. In accordance with TRUSTe standards, we post disclosure on our Web site regarding our use of customer information, give our customers a choice on how their information is used and have implemented data security, quality and access measures to safeguard, update and correct customer information. In addition to enabling customers to limit use of their personal information by FreeShop, we provide our customers with access to general information about methods of limiting use of their personal information by other direct marketers.


CLIENT SERVICES

     We offer marketers a diversity of services designed to meet their objectives throughout the entire marketing process, from awareness to interest to trial to sale. Our primary business is generating customer leads through free, trial and promotional offers. We also provide a number of advertising services on our Web site and within our Club FreeShop newsletters. In addition, we offer the rental of our customer lists to other marketers.

     - Lead Generation.  We post offers from our clients for:

        - catalogs;

        - magazine and newsletter subscriptions;

        - product samples and information;

        - coupons and discounts; and

        - trial periods for services, software and publications.


       Consumers are able to place orders with us for these offers, and we deliver this information to our clients, who are responsible for fulfilling these orders. Information sent to our clients includes information required for order fulfillment as well as additional information requested by the marketer. Marketers pay us for each customer order, or lead, we generate. Through the aggregation of commerce opportunities on our Web site, we provide another form of lead generation to our clients. We group these commerce offers in the same categories as free and trial offers. When consumers decide to purchase a particular item, they click through from our site to the actual commerce site sponsoring the offer. In this way, we generate valuable leads to our commerce partners and are not responsible for processing and fulfilling orders for products.



     - Advertising. We provide advertising opportunities through banner ads, site sponsorships and sponsorships of our Club FreeShop newsletters. Banner advertising clients benefit from our high-traffic volume of consumers likely to be in a shopping mode. Marketer clients can also receive high-profile placement on our homepage and on specific category pages through our Web site sponsorship program. We believe Club FreeShop newsletter sponsorships appeal to marketers due to the receptive audience the newsletters reach.



     - List Rental. We also rent our consumer names and street addresses to third parties, unless the consumer has requested that they be excluded from any such use. We add consumer information to our database the first time a consumer requests an offer.



     During the three months ended June 30, 1999, approximately 90% of our contracts were month-to-month with automatic renewal unless terminated by either party with ten days' notice. Some of our advertising contracts have longer terms of up to eight months. In the first half of 1999, our top ten clients accounted for 29.1% of revenues, and no client accounted for more than 8.3% of revenues.


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

SALES AND MARKETING

     CONSUMER BASE DEVELOPMENT


     To encourage consumers to visit our Web site and increase transactions, we must continue to enhance the recognition of the FreeShop brand name and strengthen our position as a leader in the online direct marketing industry. Additional visitor traffic to our Web site provides increased opportunities to add members to our consumer base. The primary methods we use to build our traffic are online advertising, our Associates Program and other traffic relationships, traditional advertising and Club FreeShop.


     Online Advertising. We recognize the importance of well-placed advertising in building traffic and strengthening our brand name. FreeShop has a number of marketing relationships with leading Web sites that promote the FreeShop brand and specific offers to targeted audiences. We continue to seek new cost-effective advertising vehicles and to enhance our existing ones.


     Associates Program and Traffic Relationships. We launched our Associates Program in the fourth quarter of 1998 and, as of July 1999, we had over 20,000 associates. In July 1999, the Associates Program provided over 12.6% of our traffic and 10.8% of our orders. Under our "Powered by FreeShop" program, we have contracted with larger Web sites, including Go2Net and Excite, to create free-offer content sites or promotions, which are co-branded with the brands of FreeShop and our partners. We share revenues generated from the co-branded site, but we own any customer information generated. In July 1999, approximately 6.8% of our traffic and 8.0% of our orders were provided by other non-Associates Program traffic relationships, including the "Powered by FreeShop" program.



     Traditional Advertising. We plan to supplement our online presence with an increase in our traditional marketing efforts, which will include outdoor, radio and print advertising in key metropolitan markets. We recently hired a creative director and engaged an advertising agency to assist with campaign development and provide media placement services. Additionally, we have initiated direct marketing efforts with Fingerhut that will include package and catalog inserts.


     We also use public relations as a way to create customer awareness of the FreeShop brand name. We have been the subject of newspaper, magazine and television stories. Articles about FreeShop have appeared in Wired Magazine, Advertising Age and PC World, among other publications, and television stories featuring us have been aired nationally on CNBC and CNNfn. We believe ongoing media coverage will be essential to increase general brand name awareness and to attract new traffic to our site.

     Club FreeShop. We created Club FreeShop to communicate with our most valued customers. Consumers who join Club FreeShop regularly receive email newsletters informing them of special offers, exclusive contests and other opportunities. Consumer response to offers contained in the Club FreeShop newsletters is a significant source of repeat orders.

     CLIENT BASE DEVELOPMENT

     We sell our services to our marketer clients primarily through our direct sales force. The majority of FreeShop's sales organization, which included 13 salespeople as of July 31, 1999, focuses on small and medium-sized clients. Two of our salespeople target larger national clients and advertising agencies. By marketing directly to advertising agencies, we are able to position FreeShop as the online marketing solution for their numerous clients. Our salespeople are located in Washington, New York, Virginia and California. As part of our strategy to increase our client base, we intend to significantly increase our sales force in the near future. In addition, we have an ongoing advertising campaign designed to promote the FreeShop brand name to marketers through various trade and industry publications.

RECENT ACQUISITIONS

     In order to increase the number and types of offers available on our Web site and increase our visitor and client bases, we acquired two businesses in May 1999 which expanded our catalog and travel-related offerings. We acquired the Catalog Site Web site and substantially all of the related assets of Commonsite, LLC for $441,000 and 52,920 shares of our common stock. The Catalog Site Web site (www.catalogsite.com) offers over 200 catalogs. The business acquired had revenues of $540,000 for the fiscal year ended December 31, 1998 and generated 194,000 leads in the quarter ended March 31, 1999. We also acquired the Worldwide Brochures Web site and substantially all of the related assets of Travel Companions International, Inc. for $1.4 million. The Worldwide Brochures Web site (www.wwb.com) offers a selection of over 15,000 travel brochures for locations around the world. The business acquired had revenues of $220,000 for the fiscal year ended December 31, 1998 and generated 167,000 leads in the quarter ended March 31, 1999.

OPERATIONS AND TECHNOLOGY


     We have implemented a broad array of site management, customer service, transaction processing and fulfillment systems using both proprietary and licensed technologies. During July 1999, we received a total of approximately 350,000 orders and transmitted order data in various formats and media to over 100 clients on a regular basis. In July 1999, we received approximately 2.7 million visitors to our FreeShop.com Web site. We believe our systems can currently accommodate approximately 10 million visitors over the course of a month and, as our traffic increases, we intend to increase our capacity by adding servers. All order information is integrated with our customer and Club FreeShop member databases to provide for high levels of internal data analysis. We have developed sophisticated databases and technology supporting these systems that are not available commercially to our competitors.



     Our systems are built around Microsoft Backoffice components to provide for a scalable and redundant platform. In addition to in-house software, we use a variety of third-party software and service solutions to support our business. LinkShare Corporation provides software and support for our Associates Program, DoubleClick Inc. provides banner ad serving and reporting, and Marketwave Corporation software is used for Web site traffic analysis. These tools are used in conjunction with in-house developed tools to enhance marketing efforts and to determine the effectiveness of various campaigns and content on our Web site. Performance monitoring of our Web site is provided by multiple sources, including Keynote Systems and our Internet service and Web site hosting partners.


     Web site content is posted and modified from our headquarters in Seattle and offices in Minnesota through a combination of internally developed applications. Visits to FreeShop.com are directed to a network of Microsoft IIS Web servers at the Mead Group, a hosting facility in Seattle. The Mead Group provides redundant power and environmental controls. In order to provide a high level of security, all order information is gathered using secure servers at our Seattle headquarters. The Internet connection to both facilities is provided by Savvis Communications in the form of DS-3 and multiple T-1 redundant services. In the near future we plan to establish a number of servers in different cities to help prevent systems failures and slow response times on our Web sites.

COMPETITION

     We face intense competition from both traditional and online advertising and direct marketing companies. We also face competition from established online portals and community Web sites that engage in direct marketing. Although we believe no other company offers the combination and quality of services we offer, we compete directly and indirectly for marketers and consumers with companies in various categories, including:


     - Free-Offer Web Sites. There are a number of sites, both large and small, that give consumers access to free offers, including Volition.com and Free2Try.com.



     - Specialty Lead-Generation Web Sites. Various sites focus on generating leads for a specific segment of the direct marketing industry, such as the catalog, magazine or coupon segments. While these sites typically provide a depth of offerings within their specific sector, they may not offer promotions across a broad spectrum of product categories. These sites include eNews, Cataloglink and Catalogcity. In some instances, we include their offerings on our Web site.


     - Other Web Sites. We also compete with a number of "community" sites that offer content, services or information about a particular topic, as well as other advertising networks. In addition, we compete with sites featuring loyalty programs that reward consumers for taking specific actions.

     The number of Web sites competing for consumer attention and marketers' dollars has proliferated, and we expect that competition will continue to intensify. We also compete with traditional media such as television, radio and print for a share of marketers' total marketing budgets. We may be unable to compete successfully against current or future competitors, many of which have significantly greater financial, technical and marketing resources.

     We believe that the principal competitive factors in our markets are:

     - brand recognition;

     - Web site speed and ease of use;

     - quality and diversity of offers; and

     - the volume of online visitors, duration and frequency of visits and their demographic profiles.

GOVERNMENT REGULATION


     Laws and regulations that apply to Internet communications, commerce and advertising are becoming more prevalent. The adoption of such laws could create uncertainty in Internet usage and reduce the demand for all products and services offered on the Internet. Recently, Congress enacted legislation regarding children's privacy on the Internet. It is possible that additional laws and regulations may be proposed or adopted with respect to the Internet, covering issues such as user privacy, taxation, advertising, intellectual property rights and information security. Several states have proposed legislation to limit the use of personal user information gathered online or to require online services to establish privacy policies.


     The Federal Trade Commission recently reported that it has no present intention of proposing legislation to address online privacy in the near future, and that it believes self-regulation to be the best course of action, except for rules enacted to implement the Children's Online Privacy Protection Act, which governs the collection of personal information from children and the confidentiality of such information. However, the FTC has initiated action against at least one online service regarding the manner in which personal information was collected from users and provided to third parties.


     Legislation has recently been enacted in several states relating to sending unsolicited emails, a practice commonly referred to as "spamming." The federal government and several other states, including New York, are considering, or have considered, similar legislation. Although the provisions of these current and contemplated laws vary, generally they limit or prohibit both the transmission of unsolicited emails and the use of familiar spamming techniques, such as the use of forged or fraudulent routing and header information. Some states, including California, require that unsolicited emails include opt-out instructions and that senders of such emails honor any opt-out requests. We believe that neither our email newsletters nor our email order confirmations will be affected by legislation directed at unsolicited emails because we do not send unsolicited messages and because our current practices are intended to comply with current and proposed legislation. However, if we are required to change our business practices as a result of new legislation, our business could suffer.


     We do not know how our business may be affected by the application to the Internet of existing laws governing issues such as property ownership, copyrights, encryption and other intellectual property issues, taxation, libel, obscenity and export or import matters. Most of these laws were adopted before the advent of the Internet and do not contemplate or address the unique issues of the Internet and related technologies. Changes in laws intended to address such issues could create uncertainty in the Internet marketplace. That uncertainty could reduce demand for our service or increase the cost of doing business as a result of litigation costs or increased service delivery costs.



     In addition, because our services are available on the Internet in multiple states and foreign countries, these states and countries may claim that we are required to qualify to do business in their jurisdictions. Currently, we are qualified to do business only in Washington, Minnesota and California. Our failure to qualify in other jurisdictions where we are required to do so could subject us to taxes and penalties. It could also restrict our ability to enforce contracts in those jurisdictions. The application of laws or regulations from jurisdictions whose laws do not currently apply to our business could have a material adverse effect on our business, results of operations and financial condition.



     The European Union has adopted a privacy directive that went into effect in 1998. Under this directive, business entities domiciled in member states of the EU are limited with respect to the transactions in which they may engage with business entities domiciled outside the EU, unless the non-EU entities are domiciled in jurisdictions with privacy laws comparable to the EU privacy directive. The United States presently does not have laws that satisfy the EU privacy directive. Discussions between representatives of the EU and the United States are ongoing and may lead to certain safe harbor provisions which, if adhered to, would allow business entities in the EU and the United States to continue doing business without limitation. If these negotiations are not successful and the EU begins enforcing the privacy directive, there could be an adverse impact on international Internet business. If we do business directly in the EU in the future, we will be required to comply with the EU privacy directive.


INTELLECTUAL PROPERTY


     We regard our copyrights, service marks, trademarks, trade secrets, proprietary technology and similar intellectual property as critical to our success, and we rely on trademark and copyright law, trade secret protection and confidentiality and license agreements with our employees, customers, independent contractors, partners and others to protect our intellectual property rights. We have registered the trademark "Free Shop" in the United States and may apply for registration in the United States for other trademarks and service marks, including Club FreeShop, FreeShop Savings Club, Savings Central, FreeShop shopping assistant, Catalog Site, Catalog Channel, The Catalog Site and Worldwide Brochures. "Find It! Try It! Buy It!", "The starting point for smart online shopping," "Powered by FreeShop" and "FreeShop by Email" are service marks of FreeShop. However, effective trademark, service mark, copyright and trade secret protection may not be available in every country in which FreeShop's products and services are made available online.



     We have registered a number of domain names, including freeshop.com, catalogsite.com, wwb.com, and clubfreeshop.com, among others. Domain names generally are regulated by

Internet regulatory bodies. The regulation of domain names in the United States and in foreign countries is subject to change in the near future. Regulatory bodies could establish additional top-level domains, appoint additional domain name registrars or modify the requirements for holding domain names. The relationship between regulations governing domain names and laws protecting trademarks and similar intellectual property rights is unclear. Therefore, we could be unable to prevent third parties from acquiring domain names that infringe on or otherwise decrease the value of our trademarks and other proprietary rights. We believe there are online companies in other countries using domain names that potentially infringe on our trademarks.



     FreeShop may be required to obtain licenses from others to refine, develop, market and deliver new services. We may be unable to obtain any such license on commercially reasonable terms, if at all, or guarantee that rights granted by any licenses will be valid and enforceable.


EMPLOYEES

     As of July 31, 1999, FreeShop had a total of 102 employees, including 76 in sales and marketing, 17 in technology and development, and nine in finance and administration. None of our employees are represented by unions, and we consider relations with our employees to be good.

FACILITIES


     We currently occupy 20,920 square feet in a leased facility in Seattle, Washington and 2,240 square feet in a leased facility in Detroit Lakes, Minnesota. We expect that these facilities will be adequate for our needs over the next 12 months. Our current lease for our Seattle space expires in May 2003. Our current lease for our Detroit Lakes space expires in May 2000.


LEGAL PROCEEDINGS

     FreeShop is not currently a party to any material legal proceeding.

                                   MANAGEMENT

EXECUTIVE OFFICERS, DIRECTORS AND KEY EMPLOYEES

     The following table sets forth certain information, as of July 31, 1999, regarding the executive officers, directors and key employees of FreeShop:


                 NAME                    AGE                   POSITION
                 ----                    ---                   --------
Timothy C. Choate......................  34     Chairman, President and Chief Executive
                                                Officer
William H. Fritsch.....................  47     Executive Vice President, Marketing
John A. Wade...........................  37     Secretary, Vice President, Finance and
                                                Chief Financial Officer
Ronald C. Christiansen.................  46     Vice President, Sales
Lisa C. Wolff..........................  30     Vice President, Business Development
Karen M. Leathers......................  35     Vice President, Operations and Planning
Mark S. Noblitt........................  36     Vice President, Technology
John P. Ballantine.....................  36     Director
John B. Balousek.......................  54     Director
William J. Lansing.....................  40     Director
Kirk M. Loevner........................  41     Director



     Timothy C. Choate has served as Chairman, President and Chief Executive Officer since March 1998. From July 1997 to March 1998, Mr. Choate served as a Vice President of Micro Warehouse, Inc. In 1994, Mr. Choate co-founded Online Interactive, Inc., the former parent of FreeShop, and served as its Chairman, President and Chief Executive Officer until June 1997. Before 1994, Mr. Choate served as President of Softdisk Publishing LLC, a software publishing company. Mr. Choate's prior experience includes serving as a Senior Marketing Manager at Prodigy Communications Corporation, an Internet access and content provider, and developing and launching the New Products Division for Business Week, a division of the McGraw-Hill Companies Inc. Mr. Choate serves on the boards of directors of Digital River, Inc., a provider of electronic commerce outsourcing solutions, and Traveling Software, Inc., a software publishing company. Mr. Choate holds a B.S.E. degree in Marketing and Entrepreneurial Management from the Wharton School of Business at the University of Pennsylvania.



     William H. Fritsch has served as Executive Vice President, Marketing since February 1999. Mr. Fritsch joined FreeShop in January 1999 as Vice President, Sales and Marketing. In 1988, Mr. Fritsch co-founded CF2GS, a Seattle-based direct marketing agency, and served as its president until 1998. Before 1988, Mr. Fritsch served as Vice President for Sharp Hartwig Advertising, as the Director of Marketing Services at Walt Disney Productions, as Marketing Coordinator of The Smithers Company and as an auditor for Ernst & Ernst. Mr. Fritsch holds a B.S. degree in Accounting from the University of Akron in Ohio.



     John A. Wade has served as Secretary, Vice President, Finance and Chief Financial Officer since May 1998. From 1992 to May 1998, Mr. Wade served as the Chief Financial Officer and Chief Operating Officer of Buzz Oates Enterprises, a real estate development company. Prior to 1992, Mr. Wade served as the Controller of A&A Properties, Inc., an asset management corporation, the Controller of Labels West, a manufacturing concern, and as an auditor and taxation specialist at McGladrey and Pullen, an international accounting firm. Mr. Wade holds a B.S. degree in Business Administration with a concentration in Accounting from the San Diego State University School of Business.


     Ronald C. Christiansen has served as Vice President, Sales since January 1999. In 1988, Mr. Christiansen co-founded CF2GS and served as its New Business Development Director until 1998. Prior to 1988, Mr. Christiansen worked at several large national advertising agencies, including Cole & Weber, an Ogilvy Mather company, and McCann Erickson. Mr. Christiansen holds an undergraduate degree in Advertising from Washington State University.



     Lisa C. Wolff has served as Vice President, Business Development since July 1998. Ms. Wolff joined FreeShop as Director of Business Development in July 1997. From 1995 to 1997, Ms. Wolff served as Director of Consumer Marketing and as Product Manager for Online Interactive. From May 1994 to August 1994, Ms. Wolff served as an Associate Product Manager for Microsoft Corporation's TechNet. Prior to May 1994, Ms. Wolff worked for two years in corporate sales and marketing at NeXT Computer, Inc., a computer software and hardware company. Ms. Wolff holds an M.B.A. degree from the University of Washington and a B.A. degree in Business Economics from the University of California at Santa Barbara.


     Karen M. Leathers has served as Vice President, Operations and Planning since July 1998. Since joining FreeShop in September 1997, Ms. Leathers has also served as Director, Operations and Human Resources and Manager of Operations. From March 1997 to August 1997, Ms. Leathers managed the Web-based data acquisition team at Affinity Publishing, a partner marketing technology services company. From 1993 to March 1997, Ms. Leathers managed the corporate Membership Services Department at Recreational Equipment Incorporated. Prior to 1993, Ms. Leathers served as a market analyst for Weyerhaeuser Company. Ms. Leathers holds a B.A. degree in Business Management and Computers from The Evergreen State College in Washington.


     Mark S. Noblitt has served as Vice President, Technology since February 1999. From July 1997 to February 1999, Mr. Noblitt served as Director of Technology, Production Engineering Manager and SQL Developer. From October 1996 to July 1997, Mr. Noblitt served as SQL Database Administrator for Online Interactive. From June 1987 to January 1996, Mr. Noblitt served as Project Manager and Lead Estimator for Leewens Corporation, a company specializing in hazardous waste containment projects. Mr. Noblitt also serves on the Board of Advisors for International Barter Corporation, an international commercial barter exchange company. Mr. Noblitt is a Microsoft Certified Systems Engineer with specialties in SQL, NT, Microsoft BackOffice, Microsoft Office and TCP/IP.



     John P. Ballantine has served as a Director since July 1997. Since March 1999, Mr. Ballantine has served as Chairman and Chief Executive Officer of iStart Ventures LLC, a developer of early-stage e-commerce concepts. From July 1997 to March 1998, Mr. Ballantine served as a Vice President of Micro Warehouse. In 1994, Mr. Ballantine co-founded Online Interactive and served as its Executive Vice President and later as President and Chief Executive Officer. From February 1993 to June 1994, Mr. Ballantine served as Vice President of Softdisk Publishing, where he managed online shopping applications with America Online, CompuServe, Prodigy and GEnie. From March 1989 to February 1993, Mr. Ballantine served as Vice President of Sales for DataEnvelope, a full-service software marketing and distribution company. Mr. Ballantine holds a B.S.E. degree in Finance and International Business from the San Diego State University School of Business.



     John B. Balousek has served as a Director since February 1999. In 1998 Mr. Balousek co-founded PhotoAlley.com, an online retailer of photographic equipment, supplies and services. From 1979 to 1997, Mr. Balousek served in various positions, including President/Chief Operating Officer and Director of Foote, Cone & Belding Communications, Inc., a global advertising and communications company. In 1996, Mr. Balousek served as Chairman/Chief Executive Officer of True North Technologies, a digital and interactive service of True North Communications, Foote, Cone & Belding's parent company. Mr. Balousek currently serves as a director for Geoworks Corporation, a provider of end-to-end solutions for the wireless communications market; Transilluminant Corporation, a privately held company focusing on electronic data marketing; and EDB Holdings, Inc., a superoptical retailing company.

Mr. Balousek holds an undergraduate degree from Creighton University and a graduate degree from Northwestern University.



     William J. Lansing has served as a Director since January 1999 and was appointed by Fingerhut pursuant to the terms of a stockholders agreement between us, Mr. Choate, Mr. Ballantine and Fingerhut. Mr. Lansing is the President and Chief Executive Officer of Fingerhut. From May 1998 to May 1999, Mr. Lansing served as President of Fingerhut. From November 1996 to May 1998, Mr. Lansing served as a Vice President for Business Development of General Electric Corp. From January 1996 to October 1996, he served as Chief Operating Officer of Prodigy. From 1986 to 1996, Mr. Lansing was a principal at McKinsey & Co., a management consulting company. Mr. Lansing also serves as a director of Digital River, Inc., an electronic commerce solutions provider, Select Comfort Corp., a specialty retailer and direct marketer of air beds, Net Perceptions, Inc., a developer of Internet marketing solutions, and BigStar Entertainment, Inc., an online filmed entertainment superstore. Mr. Lansing holds a B.A. degree in English from Wesleyan University and a J.D. degree from Georgetown University.



     Kirk M. Loevner has served as a Director since November 1998. In February 1999, Mr. Loevner founded PublishOne Inc., an online publishing service for businesses, of which he is currently President and Chief Executive Officer. From August 1996 to August 1998, Mr. Loevner served as President and Chief Executive Officer of the Internet Shopping Network, Inc., an online retailer and auction house. From November 1993 to July 1996, Mr. Loevner served as a Vice President and General Manager of Silicon Graphics Inc., a leading supplier of visual computing and high-performance computer systems. Before November 1993, Mr. Loevner served as a Vice President and General Manager of Apple Computer Inc., a computer manufacturing company. Mr. Loevner currently serves on the board of directors of the Software Industry and Information Association, a software industry association. Mr. Loevner holds a B.S.E. degree in Computer Science from Tufts University and an M.B.A. degree in General Management from Harvard University.


     FreeShop currently has authorized six directors. Each director is elected for a period of one year at our annual meeting of shareholders and serves until the next annual meeting or until his successor is duly elected and qualified. The executive officers serve at the discretion of the board. There are no family relationships among any of the directors and executive officers of FreeShop.

BOARD COMMITTEES


     In May 1999, the board of directors established two standing board committees, an audit committee and a compensation committee.


     Audit Committee. The audit committee's responsibilities include reviewing our internal accounting procedures and consulting with and reviewing the services provided by our independent accountants. The audit committee currently consists of Messrs. Ballantine and Balousek.

     Compensation Committee. The compensation committee's responsibilities include reviewing and recommending to the board of directors the compensation and benefits of all our executive officers, administering our stock option plans and establishing and reviewing general policies relating to compensation and benefits of our employees. The compensation committee currently consists of Messrs. Ballantine, Lansing and Loevner.

     No interlocking relationships exist between our board of directors or compensation committee and the board of directors or compensation committee of any other company, nor has any such interlocking relationship existed in the past.

DIRECTOR COMPENSATION


     Directors do not currently receive cash compensation from FreeShop for their services as members of the board of directors, although they may be reimbursed for certain expenses in connection with attendance at board and committee meetings. We do not provide additional compensation for committee participation or special assignments of the board of directors. From time to time, certain of our directors have received grants of options to purchase shares of our common stock pursuant to the 1997 Stock Option Plan. In January 1998, we granted to Messrs. Choate and Ballantine options to purchase 16,000 shares of common stock at an exercise price of $1.02 per share. In addition, since March 1998, we have paid health insurance premiums on behalf of Mr. Ballantine of approximately $250 per month. In September 1998, we granted to Mr. Loevner an option to purchase 16,000 shares of common stock at an exercise price of $1.50 per share. In February 1999, we granted to Mr. Balousek an option to purchase 16,000 shares of common stock at an exercise price of $2.50 per share. See "-- Stock Option Plan."


EXECUTIVE COMPENSATION


     The following table sets forth the compensation paid to our Chief Executive Officer and former Chief Executive Officer for the year ended December 31, 1998. No other executive officer of FreeShop earned compensation for such fiscal year in excess of $100,000.


                           SUMMARY COMPENSATION TABLE

                                                                 LONG-TERM
                                                ANNUAL          COMPENSATION
                                             COMPENSATION    ------------------
                                             ------------        SECURITIES         ALL OTHER
        NAME AND PRINCIPAL POSITION             SALARY       UNDERLYING OPTIONS    COMPENSATION
        ---------------------------          ------------    ------------------    ------------
Timothy C. Choate(1).......................    $26,825(2)          16,000            $ 5,085(3)
  Chairman, President and Chief Executive
  Officer
Mike Schutzler(4)..........................    $26,951            136,000            $43,488(5)

---------------
(1) Mr. Choate became our Chief Executive Officer in March 1998.

(2) Includes $19,220 in deferred compensation paid in January 1999.

(3) Represents health insurance premiums paid by us on behalf of Mr. Choate.

(4) Mr. Schutzler was the Chief Executive Officer until March 1998.


(5) Represents a $7,000 cash payment for severance and $36,488 worth of common stock, at fair value, that Mr. Schutzler received on exercise of certain options.


OPTION GRANTS IN LAST FISCAL YEAR

     The following table sets forth certain information regarding stock option grants to our Chief Executive Officer and former Chief Executive Officer during the fiscal year ended December 31, 1998. The potential realizable value is calculated based on the assumption that the common stock appreciates at the annual rate shown, compounded annually, from the date of grant until the expiration of its term. These numbers are calculated based on Securities and Exchange Commission requirements and do not reflect our projection or estimate of future stock price growth. Potential realizable values are computed by:

     - multiplying the number of shares of common stock subject to a given option by the exercise price;

     - assuming that the aggregate stock value derived from that calculation compounds at the annual 5% or 10% rate shown in the table for the entire ten-year term of the option; and

     - subtracting from that result the aggregate option exercise price.

                             OPTION GRANTS IN 1998


                                                INDIVIDUAL GRANTS                         POTENTIAL REALIZABLE
                            ----------------------------------------------------------      VALUE AT ASSUMED
                            NUMBER OF       % OF TOTAL                                    ANNUAL RATES OF STOCK
                            SECURITIES       OPTIONS                                     PRICE APPRECIATION FOR
                            UNDERLYING      GRANTED TO        EXERCISE                         OPTION TERM
                             OPTIONS       EMPLOYEES IN        PRICE        EXPIRATION   -----------------------
           NAME              GRANTED      FISCAL YEAR(1)   (PER SHARE)(2)      DATE          5%          10%
           ----             ----------    --------------   --------------   ----------   ----------   ----------
Timothy C. Choate(3)......    16,000(4)        2.78%           $1.02         1/15/08      $10,314      $26,137
Mike Schutzler(5).........   120,000(6)       20.82%           $1.02         3/16/01      $12,608      $25,830
                              16,000(7)        2.78%           $1.02         1/15/08      $10,314      $26,137


---------------

(1) During 1998, 140,000 options were issued as severance compensation, 80,000 options were issued as compensation to directors for their services on the board and 356,420 options were issued to employees.


(2) The exercise price per share of each option was equal to the fair market value of the common stock on the date of grant as determined by the board of directors.

(3) Mr. Choate became the Chief Executive Officer in March 1998.


(4) Represents options vesting according to the following schedule: 50% vesting immediately and 6.25% vesting each following quarter over a period of two years.


(5) Mr. Schutzler was the Chief Executive Officer until March 1998.

(6) Represents fully vested options exercisable at any time after March 18, 1998.

(7) Mr. Schutzler has forfeited these options.

OPTION EXERCISES AND FISCAL YEAR-END VALUES

     The following table sets forth for our Chief Executive Officer and former Chief Executive Officer the number of shares acquired upon exercise of stock options during the fiscal year ended December 31, 1998 and the number of shares subject to exercisable and unexercisable stock options held at December 31, 1998.

                      AGGREGATED OPTION EXERCISES IN 1998

                           AND YEAR-END OPTION VALUES



                                                         NUMBER OF SECURITIES
                                                        UNDERLYING UNEXERCISED         VALUE OF UNEXERCISED
                                                              OPTIONS AT              IN-THE-MONEY OPTIONS AT
                               SHARES                      DECEMBER 31, 1998           DECEMBER 31, 1998(1)
                             ACQUIRED ON    VALUE     ---------------------------   ---------------------------
           NAME               EXERCISE     REALIZED   EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
           ----              -----------   --------   -----------   -------------   -----------   -------------
Timothy C. Choate..........        --      $    --       11,000         5,000        $ 40,700        $18,500
Mike Schutzler.............    41,700      $36,488      120,000            --        $440,000        $    --


---------------
(1) The value of unexercised in-the-money options at December 31, 1998 is based on $4.72 per share, the assumed fair market value of the common stock at such time, less the exercise price per share.

STOCK OPTION PLAN

     On June 30, 1997, we adopted our 1997 Stock Option Plan, which was subsequently approved by our shareholders. The plan authorizes the board of directors, or a committee of independent directors, to act as the plan administrator.


     The plan provides for the grant of incentive stock options and nonqualified stock options to purchase up to 2,400,000 shares of common stock. The plan administrator may grant incentive stock options to our full-time employees or to our nonemployee directors only. Nonqualified stock options are available to employees, directors and other persons as the plan administrator shall select.

     The plan authorizes the plan administrator to, among other things:

     - set the number of shares of common stock to be issued upon exercise of the options;

     - set the exercise price of the options, provided that, for incentive stock options granted to greater than 10% shareholders, the price cannot be less that 110% of the fair market value per share of common stock at the date of grant of such options;


     - designate the expiration date of the options, which, for incentive stock options, cannot be later than ten years from the date such options were granted; and


     - accelerate the vesting of the options, which otherwise vest over four years according to a set schedule.


     The 1997 Stock Option Plan will expire on June 30, 2007. The expiration of the plan, however, will not affect the exercisability of options granted under the plan prior to its expiration.


401(k) PLAN

     Our employees participate in the FreeShop.com, Inc. 401(k) plan, a tax-qualified savings and retirement plan intended to qualify under Section 401 of the Internal Revenue Code. All employees who satisfy the eligibility requirements relating to minimum age and length of service are eligible to participate in the plan and may enter the plan on the first day of any month after they become eligible to participate. Participants may make pre-tax contributions to the plan of up to 15% of their eligible earnings, subject to a statutorily prescribed annual limit. At our discretion, we may make matching contributions of up to 100% of the first 6% of the compensation elected for contribution to the plan by an employee. Each participant is fully vested in his or her contributions and the investment earnings thereon, but vesting in any matching contributions by us takes place over a period of five years. Contributions by the participants or us, and the income earned on such contributions, are generally not taxable to the participants until withdrawn. Contributions by us, if any, are generally deductible by us when made. Contributions are held in trust as required by law. Individual participants may direct the trustee to invest their accounts in authorized investment alternatives. We have made no matching contributions to the plan as of July 31, 1999.

DIRECTOR AND OFFICER INDEMNIFICATION AND LIABILITY

     Our amended and restated articles of incorporation limit the liability of our directors to the fullest extent permitted by Washington law, and our articles incorporate by reference any later amendments to the Washington Business Corporation Act. This act provides that a corporation's articles of incorporation may contain a provision eliminating or limiting the personal liability of directors for monetary damages for breach of their fiduciary duty as directors, except for liability for:

      - acts or omissions that involve intentional misconduct or a knowing violation of law;

      - unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 23B.08.310 of the Washington Business Corporation Act; or

      - any transaction from which the director derived an improper personal benefit.

     Our bylaws provide that:


      - we must indemnify our directors and officers against all reasonable expenses incurred in a proceeding in which they are a party because they are or were directors or officers;

      - we must indemnify our directors and officers against liability incurred in a proceeding in which they are a party because they are or were a directors or officers if:



        1. they acted in good faith, and they reasonably believed, in the case of conduct in the individuals' official capacities, that their conduct was in our best interests and, in all other cases, that their conduct was at least not opposed to our best interests; and


        2. in the case of a criminal proceeding, the individual had no reasonable cause to believe that his or her conduct was unlawful;


      - we may indemnify other employees and agents to the same extent that we indemnify our directors and officers, unless otherwise required by law, our articles of incorporation, our bylaws or agreements; and



      - we must advance expenses, as incurred, to our directors and officers in connection with a legal proceeding to the fullest extent permitted by Washington law.



     We have entered into agreements with each of our directors that, among other things, indemnify the director for reasonable expenses incurred in legal proceedings if the director acted in good faith and with a reasonable belief that such director's official conduct was in the best interests of FreeShop or, if not taken in an official capacity, not opposed to FreeShop's best interests.

                           RELATED-PARTY TRANSACTIONS



TRANSACTIONS WITH MANAGEMENT AND OTHERS


  TRANSACTIONS WITH DIRECTORS AND OFFICERS


     In January and February 1998, Mr. Choate, our Chairman, President and Chief Executive Officer, who holds approximately 18.2% of our common stock prior to this offering, made three loans to us for a total of $55,000. The loans bore interest at a rate of 10% per year. We repaid these loans in full with interest in September 1998.



     In January and February 1998, Mr. Ballantine, a member of our board of directors, who holds approximately 16.3% of our common stock prior to this offering, made two loans to us for a total of $30,000. The loans bore interest at a rate of 10% per year. We repaid these loans in full with interest in September 1998.



     From May 1998 through August 1998, Messrs. Ballantine and Choate transferred shares of our common stock owned by them to our employees as compensation for services. Mr. Ballantine transferred a total of 46,000 shares with an estimated value of $69,000, and Mr. Choate transferred a total of 10,000 shares with an estimated value of $15,000.



     We have entered into indemnification agreements with each of our directors and officers containing provisions that may require us, among other things, to indemnify our directors and officers against liabilities that may arise by reason of their status or service as directors and officers, other than liabilities arising from willful misconduct of a culpable nature, and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified. See "Management -- Director and Officer Indemnification and Liability."


  TRANSACTIONS WITH FINGERHUT

     On December 10, 1998, we issued 1,619,387 shares of our common stock to Fingerhut for $4.0 million, or $2.47 per share. Immediately following the issuance of the shares, Fingerhut owned 19.9% of our issued and outstanding common stock.


     On December 10, 1998, we entered into a warrant agreement with Fingerhut, pursuant to which we granted Fingerhut the following warrants to purchase our common stock. Subsequently, in May of 1999 we agreed to issue Fingerhut shares of our series B convertible preferred stock in lieu of common stock upon the exercise of these warrants.


     (1) Irrevocable "percentage warrants"

          The percentage warrants are designed to allow Fingerhut to increase its percentage ownership in us. If Fingerhut were to exercise all the percentage warrants and convert the series B convertible preferred stock, and if no dilution in Fingerhut's ownership percentage were to occur, Fingerhut would own approximately 40.0% of our common stock immediately prior to this offering. Fingerhut may exercise the percentage warrants at any time. The percentage warrants expire on the earlier of December 31, 2000 or the completion of a qualified public equity offering, which includes this offering, and include:

          - a warrant to purchase 293,536 shares of our series B convertible preferred stock at $17.18 per share;

          - a warrant to purchase 179,072 shares of our series B convertible preferred stock at $19.94 per share; and

          - a warrant to purchase 208,918 shares of our series B convertible preferred stock at $22.09 per share.

     (2) "Anti-dilution" warrants


          The anti-dilution warrants are designed to allow Fingerhut to maintain its percentage ownership in us if the number of issued and outstanding shares increases due to the exercise of outstanding options and warrants or the exercise of options to be granted under our stock option plan. Upon any such dilutive event, the anti-dilution warrants may be exercised by Fingerhut at its discretion for up to 184,288 shares of our series B convertible preferred stock at $22.09 per share. As a result of this offering, all of the anti-dilution warrants are currently exercisable. The anti-dilution warrants expire on the earlier of December 31, 2000 or the completion of a qualified public equity offering, which includes this offering.


     (3) "Third-party agreement" warrants


          The third-party agreement warrants are designed to allow Fingerhut to maintain its ownership percentage in us if the number of issued and outstanding shares increases due to the exercise of rights to purchase additional shares of our common stock that are held by two parties. We agreed with Fingerhut that the third-party agreement warrants may be exercised by Fingerhut at its discretion in proportion to the exercise by one or both of the other parties for a total of up to 12,153 shares of our series B convertible preferred stock at $15.86 per share. The third-party agreement warrants expire on the earlier of December 31, 2000 or the completion of a qualified public equity offering, which includes this offering.


     On December 10, 1998, we entered into a stockholders agreement with Mr. Ballantine, Mr. Choate and Fingerhut. Under the terms of the stockholders agreement, we granted Fingerhut:

         - a preemptive right to purchase shares in the event of additional share issuances by us;

         - a right to approve any pledge of all of our assets, amendment to our articles of incorporation or bylaws, merger with another corporation or sale of substantially all of our assets;

         - a one-time right to demand registration of shares owned by Fingerhut, exercisable after June 30, 2001;


         - a right to "piggyback," or include shares owned by Fingerhut, in two registrations of shares initiated by us; and



         - a right to appoint up to two members of our board of directors. To date, Fingerhut has appointed only one director, William J. Lansing.


Fingerhut's preemptive rights, special approval rights and board appointment rights expire upon the completion of this offering.


     In addition, Fingerhut, Mr. Choate and Mr. Ballantine have agreed not to make any public sale of any of our equity securities, or any securities convertible into any of our equity securities, during the 30-day period before, and the 180-day period after, the effective date of this offering or of any underwritten demand registration or piggyback registration in which their shares are included. The stockholders agreement terminates generally on the earlier of December 10, 2008 or the closing of the sale of all of our assets or the acquisition of us by merger or consolidation.



     In May and June of 1999, Fingerhut exercised the first two tranches of its percentage warrants, consisting of its $17.18 percentage warrants and its $19.94 percentage warrants for a total of 472,608 shares of series B convertible preferred stock, which are convertible into 1,890,432 shares of common stock.

     On June 18, 1999, we entered into a letter agreement with Fingerhut under which Fingerhut agreed to exercise all of its remaining exercisable warrants upon completion of this offering, which consist of:



     - percentage warrants to purchase 208,918 shares of our series B convertible preferred stock at $22.09 per share;



     - anti-dilution warrants to purchase 184,288 shares of our series B convertible preferred stock at $22.09 per share; and



     - third-party warrants to purchase 3,333 shares of our series B convertible preferred stock at $15.86 per share.



     Additionally, Fingerhut agreed to purchase 8,820 shares of our series B convertible preferred stock at $15.86 per share. Upon completion of this offering, Fingerhut has agreed to convert all of the series B convertible preferred stock into common stock for a total of 3,511,868 shares of our common stock.


     In connection with the letter agreement, we entered into an escrow agreement with Fingerhut, pursuant to which Fingerhut agreed to deposit into escrow the full purchase price for the exercised warrants and the additional shares of series B convertible preferred stock to be purchased by Fingerhut, in exchange for the deposit into escrow by us of the warrant shares and the additional shares. The escrow agreement provides for the release of the escrowed funds to us and the shares to Fingerhut upon the completion of this offering.

CERTAIN BUSINESS RELATIONSHIPS


     William J. Lansing, a member of our board of directors, is the President and Chief Executive Officer of Fingerhut. During the first two quarters of 1999, we provided approximately $23,000 in lead-generation services to Fingerhut. Mr. Lansing is also a director of BigStar Entertainment, Inc., a client of FreeShop. In 1998 and the first two quarters of 1999, we billed BigStar approximately $42,000 and $70,000, respectively, for our services.

                             PRINCIPAL SHAREHOLDERS

     The following table sets forth information concerning the beneficial ownership of our outstanding common stock as of July 31, 1999 and as adjusted to reflect the sale of the shares of common stock in this offering for:


     - each person or group that we know owns beneficially 5% or more of our common stock;


     - each of our directors and executive officers individually; and

     - all directors and executive officers as a group.


     The term "beneficial ownership" includes shares over which the indicated beneficial owner exercises voting and/or investment power. The rules also deem common stock subject to options or warrants currently exercisable, or exercisable within 60 days, to be outstanding for purposes of computing the percentage ownership of the person holding the options or warrants, but they do not deem such stock to be outstanding for purposes of computing the percentage ownership of any other person. The applicable percentage of ownership for each shareholder is based on 10,133,719 shares of common stock outstanding as of July 31, 1999 (including shares issuable upon conversion of all outstanding series B convertible preferred stock), together with applicable options and warrants for that shareholder. Except as otherwise indicated, we believe the beneficial owners of the common stock listed below, based on information furnished by them, have sole voting and investment power over the number of shares listed opposite their names. The information provided in the table below assumes no exercise of the underwriters' over-allotment option.



                                                                              PERCENT OF
                                                                          SHARES OUTSTANDING
                                                                         --------------------
                NAME AND ADDRESS                    NUMBER OF SHARES      BEFORE      AFTER
               OF BENEFICIAL OWNER                 BENEFICIALLY OWNED    OFFERING    OFFERING
               -------------------                 ------------------    --------    --------
Fingerhut Companies, Inc.(1).....................       5,131,255          43.7%       34.3%
  4400 Baker Road
  Minnetonka, MN 55343
Timothy C. Choate(2).............................       1,843,121          18.2%       13.8%
  95 South Jackson Street, Ste. 300
  Seattle, WA 98104
John P. Ballantine(3)............................       1,655,739          16.3%       12.4%
  95 South Jackson Street, Ste. 300
  Seattle, WA 98104
Kirk M. Loevner(4)...............................          85,171             *           *
John B. Balousek(5)..............................          50,000             *           *
John A. Wade(6)..................................          45,481             *           *
William H. Fritsch(7)............................          25,767             *           *
William J. Lansing...............................              --             *           *
All directors and officers as a group
  (11 persons)(8)................................       3,705,279          36.3%       27.6%


---------------
  *  Less than one percent of the outstanding shares of common stock.


 (1) Represents 3,509,819 shares (including 472,608 shares of series B convertible preferred stock, which will be converted into 1,890,432 shares of common stock upon the completion of this offering) held by Fingerhut directly and 1,586,156 shares of common stock that Fingerhut has a right to acquire pursuant to warrants exercisable into series B convertible preferred stock and 35,280 shares of common stock issuable upon conversion of series B convertible preferred stock to be issued to Fingerhut within 60 days of July 31, 1999. Federated Department Stores, Inc. may be deemed to control Fingerhut by virtue of its ownership of 100% of Fingerhut's capital stock and its corresponding right to elect

     Fingerhut's directors, and, therefore, our capital stock owned by Fingerhut may also be deemed to be beneficially owned by Federated.


 (2) Represents 1,817,121 shares held by Mr. Choate directly, 12,000 shares held by a trust established for Mr. Choate's children and 14,000 shares that Mr. Choate has a right to acquire pursuant to options exercisable within 60 days of July 31, 1999.



 (3) Represents 1,641,739 shares held by Mr. Ballantine directly and 14,000 shares that Mr. Ballantine has a right to acquire pursuant to options exercisable within 60 days of July 31, 1999.



 (4) Represents 73,171 shares held by Kirk Loevner Trust w/d/t dated 8/5/96 directly and 12,000 shares that Mr. Loevner has a right to acquire pursuant to options exercisable within 60 days of July 31, 1999.



 (5) Represents 30,000 shares held by the Balousek Family Limited Partnership, 10,000 shares held by the Balousek 1994 Irrevocable Trust and 10,000 shares that Mr. Balousek has a right to acquire pursuant to options exercisable within 60 days of July 31, 1999.



 (6) Represents 20,000 shares held by Mr. Wade directly and 25,481 shares that Mr. Wade has a right to acquire pursuant to options exercisable within 60 days of July 31, 1999.



 (7) Represents 16,667 shares held by Mr. Fritsch directly and 9,100 shares that Mr. Fritsch has a right to acquire pursuant to options exercisable within 60 days of July 31, 1999.



 (8) Represents 3,620,698 shares listed as to all current directors and executive officers and includes 84,581 shares issuable within 60 days of July 31, 1999 upon the exercise of outstanding options.

                          DESCRIPTION OF CAPITAL STOCK

     Our authorized capital stock consists of 40,000,000 shares of common stock, no par value per share, and 10,000,000 shares of preferred stock, no par value per share.

COMMON STOCK


     As of July 31, 1999, there were 10,133,719 shares of our common stock issued and outstanding (including shares issuable upon conversion of outstanding series of preferred stock), held of record by 117 shareholders. Holders of common stock are entitled to one vote per share on all matters to be voted upon by the shareholders. The articles of incorporation do not authorize cumulative voting for the election of directors, which means that the holders of a majority of the shares voted can elect all of the directors then standing for election. Subject to preferences of any outstanding shares of preferred stock, holders of common stock are entitled to receive ratably any dividends the board of directors declares out of funds legally available for the payment of dividends. If we are liquidated, dissolved or wound up, the holders of common stock are entitled to share in proportion to the percentage of their ownership all assets remaining after payment of liabilities and liquidation preferences of any outstanding shares of preferred stock. Holders of shares of common stock have no preemptive or conversion rights or other subscriptive rights, and there are no redemption or sinking fund provisions that apply to the common stock. All outstanding shares of common stock are fully paid and nonassessable, and the shares of common stock in this offering will be fully paid and nonassessable.


PREFERRED STOCK


     In June 1997, we designated 1,935,484 shares of series A convertible preferred stock, all of which was issued and later converted into common stock in July 1997. In May 1999, we designated 1,250,000 shares of series B convertible preferred stock. As of July 31, 1999, we had outstanding 472,608 shares of series B convertible preferred stock. We have agreed to issue an additional 405,359 shares prior to the completion of this offering, as long as this offering is completed on or before October 31, 1999. The series B convertible preferred stock has identical rights and preferences as our common stock, except that it has no voting rights. Each share of series B convertible preferred stock is convertible into four shares of common stock at the option of the holder or upon the completion of this offering.


     Subject to the provisions of the articles of incorporation and limitations prescribed by law, the board of directors has the authority to issue, without further vote or action by the shareholders, up to 6,814,516 additional shares of preferred stock in one or more series. The board has the authority to fix the rights, preferences, privileges and restrictions of the shares of each series, including dividend rights, convertibility, voting rights, redemption rights, liquidation preferences and the number of shares constituting any series and the designation of such series. Issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, a majority of our outstanding voting stock.

WARRANTS


     As of July 31, 1999, Fingerhut held irrevocable "percentage warrants" to purchase 208,918 shares of our series B convertible preferred stock; "anti-dilution warrants" to purchase 184,288 of our series B convertible preferred stock; and "third-party agreement warrants" to purchase 3,333 shares of our series B convertible preferred stock. All Fingerhut warrants will expire at the closing of this offering, if not previously exercised. Pursuant to the terms of a letter agreement, Fingerhut has agreed to exercise the remainder of its warrants prior to the completion of this offering, as long as this offering is completed on or before October 31, 1999. See "Related-Party Transactions."


     In addition to the warrants held by Fingerhut, as of July 31, 1999, we had warrants outstanding to purchase 27,700 shares of common stock. Generally, each warrant contains provisions for the adjustment of the exercise price and the number of shares issuable upon the exercise of the warrant upon the occurrence of events such as stock dividends, stock splits, reorganizations, reclassifications and consolidations.

REGISTRATION RIGHTS


     According to the terms of a stockholders agreement between us, Fingerhut and Messrs. Choate and Ballantine, Fingerhut is entitled to make a one-time demand that we file a registration statement with respect to shares of common stock owned by Fingerhut. However, we are not required to effect this "demand registration" before June 30, 2001, and may postpone the registration for up to 180 days for bona fide business reasons. In addition, under the stockholders agreement, Fingerhut is entitled to "piggyback" registration rights in connection with any registration by us of our securities for our own account or for the account of other security holders (other than in this offering and in any registration of securities to be issued in connection with an acquisition or under our employee compensation plans). If we propose to register any shares of common stock under the Securities Act of 1933, as amended, Fingerhut is entitled to receive notice and to include its shares in the registration statement, subject to certain limitations. Fingerhut is entitled to two piggyback registrations under the agreement.


     We have also granted piggyback registration rights to Commonsite with respect to 52,920 shares of common stock in connection with our acquisition of substantially all of the assets of Commonsite. Under the terms of the registration rights agreement, after completion of this offering, Commonsite is entitled to one piggyback registration in connection with any registration by us of our securities for our own account or for the account of other security holders (other than any registration of securities to be issued in connection with an acquisition or under our employee compensation plans). If we propose to register any shares of common stock under the Securities Act, Commonsite is entitled to receive notice and to include its shares in the registration statement, subject to certain limitations.


ANTITAKEOVER EFFECTS OF CERTAIN ARTICLES AND BYLAW PROVISIONS AND THE WASHINGTON BUSINESS CORPORATION ACT


     Articles and Bylaws. Our articles of incorporation and bylaws contain provisions that may have the effect of delaying, deferring or preventing a change in control. Neither the articles of incorporation nor the bylaws provide for cumulative voting in the election of directors. Furthermore, the authorization of undesignated preferred stock makes it possible for the board of directors to issue preferred stock with voting or other rights or preferences that could impede any attempt to change control of FreeShop.

     Washington Business Corporation Act. Washington law imposes restrictions on certain transactions between a corporation and certain significant shareholders. Chapter 23B.19 of the Washington Business Corporation Act prohibits a "target corporation," with some exceptions, from engaging in certain significant business transactions with a person or group of persons that beneficially owns 10% or more of the voting securities of the target corporation (an Acquiring Person) for a period of five years after such acquisition, unless the transaction or acquisition of shares is approved by a majority of the members of the target corporation's board of directors prior to the time of acquisition. Transactions prohibited by this statute include, among others:

     - a merger or consolidation with, disposition of assets to, or issuance or redemption of stock to or from, the Acquiring Person;

     - termination of 5% or more of the employees of the target corporation as a result of the Acquiring Person's acquisition of 10% or more of the shares; or

     - allowing the Acquiring Person to receive any disproportionate benefit as a shareholder.

     After the five-year period, a "significant business transaction" may occur, as long as it complies with certain "fair price" provisions of the statute. A public corporation may not "opt out" of this statute. This provision may have the effect of delaying, deferring or preventing a change in control of FreeShop.

TRANSFER AGENT AND REGISTRAR


     The transfer agent and registrar for our common stock is ChaseMellon Shareholder Services, L.L.C. Its address is 400 South Oak Street, 4th Floor, Los Angeles, California 90071, and its telephone number at this location is (213) 553-9731 .


LISTING


     Our common stock has been approved for quotation on the Nasdaq National Market under the trading symbol "FSHP," subject to official notice of issuance.


                        SHARES ELIGIBLE FOR FUTURE SALE

     Future sales of substantial amounts of our common stock in the public market could adversely affect prevailing market prices of our common stock. Furthermore, because no shares will be available for sale shortly after this offering because of certain contractual and legal restrictions on resale described below, sales of substantial amounts of common stock in the public market after these restrictions lapse could adversely affect the prevailing market price and our ability to raise equity capital in the future.


     Upon completion of this offering and based on shares of common stock outstanding as of July 31, 1999, we will have outstanding an aggregate of 14,955,155 shares of our common stock, assuming no exercise of the underwriters' over-allotment option and no exercise of outstanding options, and assuming the exercise of all warrants held by Fingerhut and the conversion of all the series B convertible preferred stock. Of these shares, the 3,200,000 shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, unless such shares are purchased by "affiliates," as that term is defined in Rule 144 under the Securities Act. The remaining 11,755,155 shares of common stock held by existing shareholders are "restricted securities" as that term is defined in Rule 144 under the Securities Act. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 or 701 promulgated under the Securities Act, which rules are summarized below.



     Lock-Up Agreements. A majority of shareholders, including each of our directors and officers, who hold an aggregate of 11,497,632 shares of common stock (which includes common stock issuable upon conversion of series B convertible preferred stock), have agreed not to offer, sell, contract to sell or otherwise dispose of, or enter into any transaction that is designed to, or could be expected to, result in the disposition of any portion of, any common stock for a period of 180 days after the effective date of the registration statement of which this prospectus is a part, without the prior written consent of Deutsche Bank Securities Inc. This consent may be given at any time without public notice. We have entered into a similar agreement, except that we may, without the prior written consent of Deutsche Bank Securities Inc., issue common stock:



     - as consideration or partial consideration for business acquisitions;



     - in connection with the formation of strategic alliances;



     - pursuant to the exercise of outstanding options and warrants; and

     - in connection with the issuance and exercise of options granted under our stock option plan.



Any shares so issued will be subject to a lock-up agreement for a period of 180 days after the effective date of the registration statement of which this prospectus is a part. In addition, Fingerhut, Mr. Ballantine and Mr. Choate have entered into a cross-lock-up agreement which prevents any of the parties from selling stock pursuant to a waiver from Deutsche Bank Securities Inc. under the lock-up agreements unless the other parties receive similar waivers.


     Before taking into account the lock-up agreements, the following shares will be eligible for sale in the public market at the following times:

     - Beginning on the effective date of the offering, 4,697,272 shares will be immediately available for sale in the public market.


     - Beginning 90 days after the effective date of this offering, approximately 6,599,095 shares will be eligible for sale pursuant to Rules 144 or 701.



     - An additional 3,658,788 shares will become eligible for sale pursuant to Rule 144 at various times after 90 days from the effective date of this offering. Shares eligible to be sold by affiliates pursuant to Rule 144 are subject to volume restrictions as described below.


     Rule 144. In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned shares of our common stock for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

     - 1% of the number of shares of common stock then outstanding, which will equal approximately 149,552 shares immediately after this offering; or

     - the average weekly trading volume of the common stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

     Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

     Rule 144(k). Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate, is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Therefore, unless otherwise restricted, "144(k) shares" may be sold immediately upon the completion of this offering.

     Rule 701. In general, under Rule 701 of the Securities Act as currently in effect, any of our employees, consultants or advisors who purchases shares from us in connection with a compensatory stock or option plan or other written agreement is eligible to resell such shares 90 days after the effective date of this offering in reliance on Rule 144, but without compliance with some restrictions, including the holding period, contained in Rule 144.

     Registration Rights. Upon completion of this offering, Fingerhut and Commonsite will be entitled to rights with respect to the registration of shares of our common stock under the Securities Act. See "Description of Capital
Stock -- Registration Rights." After such a registration, these shares become freely tradable without restriction under the Securities Act. Neither Fingerhut nor Commonsite will have any obligation or other restrictions on resale with respect to any of our securities, other than restrictions imposed by lock-up agreements and applicable securities laws. Any sales of securities by these shareholders could have a material adverse effect on the trading price of our common stock.

     Stock Options. Immediately after this offering, we intend to file a registration statement under the Securities Act covering up to 2,400,000 shares of common stock reserved for issuance under our 1997 Stock Option Plan. As of July 31, 1999, options to purchase 953,289 shares of common stock were issued and outstanding. Upon the expiration of the lock-up agreements described above, at least 623,688 shares of common stock will be subject to vested options (based on options outstanding as of July 31, 1999). Such registration statement is expected to be filed and become effective as soon as practicable after the effective date of this offering. Accordingly, shares registered under such registration statement will, subject to vesting provisions and Rule 144 volume limitations applicable to our affiliates, be available for sale in the open market immediately after the 180-day lock-up period expires.

                                  UNDERWRITING

     Subject to the terms and conditions of the underwriting agreement, the underwriters named below, through their representatives Deutsche Bank Securities Inc., Dain Rauscher Wessels, a division of Dain Rauscher Incorporated, Volpe Brown Whelan & Company, LLC and E*OFFERING Corp. have severally agreed to purchase from us the following respective numbers of shares of common stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus.

                                                               NUMBER
                        UNDERWRITER                           OF SHARES
                        -----------                           ---------
Deutsche Bank Securities Inc. ..............................
Dain Rauscher Wessels.......................................
Volpe Brown Whelan & Company, LLC...........................
E*OFFERING Corp.............................................
                                                              ---------
          Total.............................................  3,200,000
                                                              =========

     The underwriting agreement provides that the obligations of the underwriters are subject to several conditions, including the absence of any material adverse change in our business and the receipt of certificates, opinions and letters from us, our counsel and our experts. The agreement also provides for the allocation of expenses incurred in the offering. In addition, the agreement provides that the underwriters will purchase all the shares of common stock offered by this prospectus, other than those covered by the over-allotment option described below, if any of such shares are purchased. Pursuant to the underwriting agreement, we have agreed to indemnify the underwriters against liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make with respect to liabilities under the Securities Act.

     We have been advised by the representatives that the underwriters propose to offer the shares of common stock directly to the public at the offering price set forth on the cover page of this prospectus and to certain dealers at such
price less a concession not in excess of $     per share. The underwriters may
allow, and such dealers may re-allow, a concession not in excess of $     per
share to certain other dealers. After the initial public offering, the offering price and other selling terms may be changed by the representatives.


     A prospectus in electronic format is being made available on Internet Web sites maintained by E*OFFERING Corp. and E*TRADE Securities, Inc. Internet purchases of the common stock offered by this prospectus will be available only to registered customers of E*TRADE Securities, Inc. who possess sufficient net worth and investment experience. All eligible accounts may submit a conditional offer to E*TRADE Securities, Inc. to purchase shares. If demand exceeds availability, E*TRADE Securities, Inc. will randomly allocate shares to applicants in 100-share lots in a round-robin fashion, meaning that no applicant will receive a second lot until all applicants have received one lot, and so forth, until all shares available to E*TRADE Securities, Inc. have been distributed. The common stock offered by this prospectus will not be directed to any additional Internet customers other than the registered customers of E*TRADE Securities, Inc.


     We have granted to the underwriters an option, exercisable not later than 30 days after the date of this prospectus, to purchase up to 480,000 additional shares of common stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus. The underwriters may exercise this option only to cover over-allotments made in connection with the sale of the common stock offered in this prospectus. To the extent the underwriters exercise the option, each of the underwriters will become obligated, subject to certain conditions, to purchase approximately the same percentage of additional shares of common stock as the number of shares of common stock to be purchased by it in the above table bears to the total listed above. We will be obligated, pursuant to the option, to sell these shares to the underwriters to the extent the option is exercised. If any additional shares of common stock are purchased, the underwriters will offer such additional shares on the same terms as those on which the 3,200,000 shares are being offered.


     The underwriting fee is equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. We anticipate that the total underwriting fee will be approximately 7% of the aggregate initial public offering price. The following table summarizes the underwriting compensation that will be paid in connection with this offering.


                                                                                TOTAL
                                                                   -------------------------------
                                                                      WITHOUT            WITH
                                                       PER SHARE   OVER-ALLOTMENT   OVER-ALLOTMENT
                                                       ---------   --------------   --------------
Underwriting discounts and commissions paid by us....  $              $                $
Reimbursement of expenses to or on behalf of the
  underwriters.......................................  $              $                $
Fees and expenses of underwriters' counsel relating
  to NASD review.....................................  $              $                $

     We estimate that the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $750,000.

     The representatives have advised us that the underwriters do not intend to confirm orders to any account over which they exercise discretionary authority.


     A majority of our shareholders, including each of our officers and directors, who hold an aggregate of 11,497,632 shares of common stock (which includes common stock issuable upon conversion of series B convertible preferred stock), have agreed not to offer, sell contract to sell or otherwise dispose of, or enter into any transaction that is designed to, or could be expected to, result in the disposition of any portion of, any common stock for a period of 180 days after the effective date of the registration statement of which this prospectus is a part, without the prior written consent of Deutsche Bank Securities Inc. This consent may be given at any time without public notice. We have entered into a similar agreement, except that we may, without the prior written consent of Deutsche Bank Securities Inc., issue common stock:



     - as consideration or partial consideration for business acquisitions;



     - in connection with the formation of strategic alliances;



     - pursuant to the exercise of outstanding options and warrants; and



     - in connection with the issuance and exercise of options granted under our stock option plan.



Any shares so issued will be subject to a lock-up agreement for a period of 180 days after the effective date of the registration statement of which this prospectus is a part.


     In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the market price of the common stock. Specifically, the underwriters may over-allot shares of the common stock in connection with this offering, thus creating a short position in the common stock for their own account. Additionally, to cover these over-allotments or to stabilize the market price of the common stock, the underwriters may bid for, and purchase, shares of the common stock in the open market. Finally, the representatives, on behalf of the underwriters, may reclaim selling concessions allowed to an underwriter or dealer if the underwriting syndicate repurchases shares distributed by that underwriter or dealer. Any of these activities may maintain the market price of our common stock at a level above that which might otherwise prevail in the open market. The underwriters are not required to engage in these activities and, if commenced, may end any of these activities at any time.

     At our request, the underwriters have reserved up to 288,000 shares of common stock for sale, at the initial public offering price, to our current full-time employees, our current shareholders and selected marketer clients and traffic partners, through a directed share program. In connection with this program, Deutsche Bank Securities Inc. intends to send a letter and questionnaire to potential interested participants and provide those parties from whom it has received indications of interest the opportunity to obtain a copy of this prospectus. The underwriters are seeking lock-up agreements from participants in the directed share program. The number of shares of common stock available for sale to the general public will be reduced to the extent these reserved shares are purchased. Any reserved shares not purchased will be offered by the underwriters to the general public on the same basis as the other shares offered by this prospectus.


PRICING OF THE OFFERING


     Prior to this offering, there has been no public market for our common stock. Consequently, the initial public offering price for our common stock will be determined by negotiation between FreeShop and the representatives of the underwriters. Among the primary factors to be considered in determining the public offering price will be:


     - prevailing market conditions;

     - our results of operations in recent periods;

     - the present stage of our development;

     - the market capitalizations and stages of development of other companies we and the representatives believe to the comparable to us; and

     - estimates of our business potential.

                                 LEGAL MATTERS

     Dorsey & Whitney LLP, Seattle, Washington, will pass upon the legality of the shares offered by this prospectus. Perkins Coie LLP, Seattle, Washington, is acting as legal counsel to the underwriters in connection with this offering. A partner of Dorsey & Whitney LLP owns an aggregate of 11,232 shares of our common stock.

                                    EXPERTS


     The financial statements of FreeShop as of December 31, 1997 and 1998 and for the years ended June 30, 1996 and 1997, the six months ended December 31, 1997 and the year ended December 31, 1998, included in this prospectus have been included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of PricewaterhouseCoopers LLP as experts in auditing and accounting.



     The financial statements of Commonsite as of December 31, 1998 and for the year then ended that are included in this prospectus have been included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of PricewaterhouseCoopers LLP as experts in auditing and accounting.



     The financial statements of Travel Companions International as of December 31, 1998 and for the year then ended that are included in this prospectus have been included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of PricewaterhouseCoopers LLP as experts in auditing and accounting.

                      WHERE YOU CAN FIND MORE INFORMATION


     We have filed with the Securities and Exchange Commission a registration statement on Form S-1 covering the shares being sold in this offering. We have not included in this prospectus some information contained in the registration statement, and you should refer to the registration statement, including exhibits and schedules filed with the registration statement, for further information. You may review without charge a copy of the registration statement at the public reference section of the Commission in Room 1024, Judiciary Plaza, 450 5th Street, N.W., Washington, D.C. 20549; and at the SEC's Regional Office located at 7 World Trade Center, Suite 1300, New York, New York 10048 and 1400 Citicorp Center, 500 West Madison Street, Chicago, Illinois 60661. You may also obtain copies of such materials at prescribed rates from the public reference section at the Commission, Room 1024, Judiciary Plaza, 450 5th Street, N.W., Washington, D.C. 20549. In addition, the SEC maintains a Web site on the Internet at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.

                         INDEX TO FINANCIAL STATEMENTS

                               FREESHOP.COM, INC.
                              FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Report of Independent Accountants...........................   F-2
Balance Sheet for the periods ended December 31, 1997,
  December 31, 1998 and June 30, 1999 (unaudited)...........   F-3
Statement of Operations for the periods ended June 30, 1996,
  June 30, 1997, December 31, 1997, December 31, 1998, June
  30, 1998 (unaudited) and June 30, 1999 (unaudited)........   F-4
Statement of Changes in Mandatorily Redeemable Preferred
  Stock and Shareholders' Equity/Division Equity for the
  periods ended June 30, 1996, June 30, 1997, December 31,
  1997, December 31, 1998 and June 30, 1999 (unaudited).....   F-5
Statement of Cash Flows for the periods ended June 30, 1996,
  June 30, 1997, December 31, 1997, December 31, 1998, June
  30, 1998 (unaudited) and June 30, 1999 (unaudited)........   F-6
Notes to Financial Statements...............................   F-7

                         COMMONSITE, LLC
                       FINANCIAL STATEMENTS

Report of Independent Accountants...........................  F-20
Statement of Financial Position as of December 31, 1998 and
  March 31, 1999 (unaudited)................................  F-21
Statement of Operations and Members' Deficit for the periods ended December 31, 1998, March 31, 1998 (unaudited) and
  March 31, 1999 (unaudited)................................  F-22
Statement of Cash Flows for the periods ended December 31,
  1998, March 31, 1998 (unaudited) and March 31, 1999
  (unaudited)...............................................  F-23
Notes to Financial Statements...............................  F-24

              TRAVEL COMPANIONS INTERNATIONAL, INC.
                       FINANCIAL STATEMENTS

Report of Independent Accountants...........................  F-28
Balance Sheet as of December 31, 1998 and March 31, 1999
  (unaudited)...............................................  F-29
Statement of Income for the periods ended December 31, 1998,
  March 31, 1998 (unaudited) and March 31, 1999
  (unaudited)...............................................  F-30
Statement of Stockholders' Deficit for the periods ended
  December 31, 1998 and March 31, 1999 (unaudited)..........  F-31
Statement of Cash Flows for the periods ended December 31,
  1998, March 31, 1998 (unaudited) and March 31, 1999
  (unaudited)...............................................  F-32
Notes to Financial Statements...............................  F-33

                        FREESHOP.COM, INC.
        UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

Unaudited Pro Forma Combined Financial Information..........  F-36
Unaudited Pro Forma Combined Statement of Operations for the
  year ended December 31, 1998 and the six months ended June
  30, 1999..................................................  F-37
Notes to Unaudited Pro Forma Combined Financial
  Statements................................................  F-39

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of FreeShop.com, Inc.

     In our opinion, the accompanying balance sheet and the related statements of operations, of changes in mandatorily redeemable convertible preferred stock and shareholders' equity/division equity and of cash flows present fairly, in all material respects, the financial position of FreeShop.com, Inc. at December 31, 1997 and 1998, and the results of its operations and its cash flows for the years ended June 30, 1996 and 1997, the six-month period ended December 31, 1997 and the year ended December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

     As described in Note 1, FreeShop.com, Inc. was a wholly owned subsidiary of Online Interactive, Inc. prior to July 1, 1997.

PricewaterhouseCoopers LLP
Seattle, Washington

April 16, 1999, except as to paragraphs three through seven

of Note 13 which are as of June 18, 1999, and

paragraph eight of Note 13 which

is as of August 9, 1999.

                               FREESHOP.COM, INC.

                                 BALANCE SHEET


                                                         DECEMBER 31,            JUNE 30,
                                                   -------------------------   ------------
                                                      1997          1998           1999
                                                   -----------   -----------   ------------
                                                                               (UNAUDITED)
ASSETS
Cash and cash equivalents........................  $    26,329   $ 2,892,144   $  4,330,067
Accounts receivable, net.........................      204,691       339,179      1,019,058
Prepaid expenses.................................       13,598        30,497        380,377
Short-term investments...........................                                 1,485,600
                                                   -----------   -----------   ------------
     Total current assets........................      244,618     3,261,820      7,215,102
Property and equipment, net......................      354,496       381,296        857,397
Intangible assets................................                                 2,496,929
Other assets and deposits........................       45,818        43,454         43,454
                                                   -----------   -----------   ------------
                                                   $   644,932   $ 3,686,570   $ 10,612,882
                                                   ===========   ===========   ============

LIABILITIES AND SHAREHOLDERS' EQUITY

Accounts payable.................................  $   247,491   $   464,872   $    966,227
Accrued and other liabilities....................       68,966       670,857        936,728
Payable to Online Interactive, Inc...............       27,269
Current portion of capital lease obligations.....       59,081       112,327        122,144
                                                   -----------   -----------   ------------
     Total current liabilities...................      402,807     1,248,056      2,025,099
                                                   -----------   -----------   ------------
Long-term convertible debt.......................                     50,000
Capital lease obligations, net of current
  portion........................................      159,757       144,727         81,219
Commitments (Note 9)
Mandatorily redeemable preferred stock, series A
  convertible, no par value; 10,000,000 shares
  authorized, none issued and outstanding at
  December 31, 1997 and 1998 and June 30, 1999,
  liquidation value $0.086.......................
Shareholders' equity
  Series B convertible preferred stock, no par
     value; no shares authorized, issued or
     outstanding at December 31, 1997 and 1998,
     1,250,000 shares authorized, 472,608 issued
     and outstanding at June 30, 1999
     (unaudited).................................                                 8,615,125
  Common stock, no par value; 40,000,000 shares
     authorized, 6,117,595 issued and 5,597,595
     outstanding at December 31, 1997, 8,660,959
     issued and 8,140,959 outstanding at December
     31, 1998 and 8,923,287 issued and 8,243,287
     outstanding at June 30, 1999 (unaudited)....    2,699,518     7,816,328      8,955,511
  Additional paid-in capital.....................       62,968       294,529      1,975,849
  Note receivable from shareholder...............      (25,000)
  Deferred stock compensation....................                    (12,927)    (1,075,975)
  Accumulated deficit............................   (2,655,118)   (5,854,143)    (9,963,946)
                                                   -----------   -----------   ------------
     Total shareholders' equity..................       82,368     2,243,787      8,506,564
                                                   -----------   -----------   ------------
                                                   $   644,932   $ 3,686,570   $ 10,612,882
                                                   ===========   ===========   ============


   The accompanying notes are an integral part of these financial statements.

                               FREESHOP.COM, INC.

                            STATEMENT OF OPERATIONS

                                                     SIX MONTHS                        SIX MONTHS ENDED
                           YEAR ENDED JUNE 30,         ENDED        YEAR ENDED             JUNE 30,
                         ------------------------   DECEMBER 31,   DECEMBER 31,   --------------------------
                            1996         1997           1997           1998           1998          1999
                         ----------   -----------   ------------   ------------   ------------   -----------
                                                                                         (UNAUDITED)
Net revenues...........  $1,270,949   $ 1,197,757   $   534,733    $ 1,250,940    $    429,002   $ 2,146,662
Cost of revenues.......     310,308       313,672       139,451        216,557          75,631       189,898
                         ----------   -----------   -----------    -----------    ------------   -----------
Gross profit...........     960,641       884,085       395,282      1,034,383         353,371     1,956,764
                         ----------   -----------   -----------    -----------    ------------   -----------
Operating expenses
  Sales and
    marketing..........     624,560     1,809,912     1,174,745      3,088,446       1,029,839     4,141,323
  Research and
    development........      64,673       135,121       182,532        386,629         194,069       321,517
  General and
    administrative.....     290,821       352,923        83,217        416,766         171,820       462,060
  Equity based
    compensation.......          --            --        62,968        174,102         122,696       621,756
  Depreciation and
    amortization.......       9,008        30,011        34,468        104,393          48,811       259,911
                         ----------   -----------   -----------    -----------    ------------   -----------
    Total operating
       expenses........     989,062     2,327,967     1,537,930      4,170,336       1,567,235     5,806,567
                         ----------   -----------   -----------    -----------    ------------   -----------
Operating loss.........     (28,421)   (1,443,882)   (1,142,648)    (3,135,953)     (1,213,864)   (3,849,803)
Interest expense.......                                   6,226         65,654          28,457        23,492
Other (income)
  expense..............                                                 (2,582)            761       (86,992)
                         ----------   -----------   -----------    -----------    ------------   -----------
Loss before income tax
  expense..............     (28,421)   (1,443,882)   (1,148,874)    (3,199,025)     (1,243,082)   (3,786,303)
Income tax expense.....
                         ----------   -----------   -----------    -----------    ------------   -----------
Net loss...............  $  (28,421)  $(1,443,882)  $(1,148,874)   $(3,199,025)   $ (1,243,082)  $(3,786,303)
                         ==========   ===========   ===========    ===========    ============   ===========
Basic and diluted net
  loss per share.......  $    (0.01)  $     (0.31)  $     (0.22)   $     (0.51)   $      (0.21)  $     (0.46)
                         ==========   ===========   ===========    ===========    ============   ===========
Weighted-average shares
  used in computing net
  loss per share.......   4,600,840     4,600,840     5,188,910      6,223,726       5,821,924     8,182,728
                         ==========   ===========   ===========    ===========    ============   ===========
Pro forma basic and
  diluted net loss per
  share................                                            $     (0.51)                  $     (0.43)
                                                                   ===========                   ===========
Pro forma weighted-
  average shares used
  in computing net loss
  per share............                                              6,223,726                     8,821,184
                                                                   ===========                   ===========

     The accompanying notes are an integral part of these financial statements.

                               FREESHOP.COM, INC.

       STATEMENT OF CHANGES IN MANDATORILY REDEEMABLE PREFERRED STOCK AND
                      SHAREHOLDERS' EQUITY/DIVISION EQUITY

                                        MANDATORILY
                                   REDEEMABLE CONVERTIBLE     SERIES B CONVERTIBLE
                                      PREFERRED STOCK            PREFERRED STOCK             COMMON STOCK         ADDITIONAL
                                   ----------------------    -----------------------    -----------------------    PAID-IN
                                     SHARES      AMOUNT        SHARES       AMOUNT        SHARES       AMOUNT      CAPITAL
                                   ----------   ---------    ----------   ----------    ----------   ----------   ----------
Balance at June 30, 1995.........          --   $      --            --           --            --   $       --   $       --
Capital contributions............
Net loss.........................
                                   ----------   ---------    ----------   ----------    ----------   ----------   ----------
Balance at June 30, 1996.........          --          --            --           --            --           --           --
Capital contributions............
Issuance of common and Series A
 preferred stock in connection
 with spin-off...................   1,935,484     279,196                                4,600,820    1,659,182
Net loss.........................
                                   ----------   ---------    ----------   ----------    ----------   ----------   ----------
Balance at June 30, 1997.........   1,935,484     279,196                                4,600,820    1,659,182           --
Forfeiture of common stock.......                                                         (520,000)
Conversion of preferred stock....  (1,935,484)   (279,196)                                 774,194      279,196
Issuance of common stock.........                                                          718,190      736,140
Common stock issued in exchange
 for a note receivable...........                                                           24,391       25,000
Stock options issued to third
 parties.........................                                                                                     62,968
Net loss.........................
                                   ----------   ---------    ----------   ----------    ----------   ----------   ----------
Balance at December 31, 1997.....          --          --                                5,597,595    2,699,518       62,968
Issuance of common stock, net of
 offering expenses of $36,563....                                                        2,487,670    5,108,150
Exercise of stock options........                                                           55,694        8,660
Repayment of note receivable from
 shareholder.....................
Stock options and warrants issued
 to third parties................                                                                                    147,561
Shares transferred to employees
 by principal shareholders.......                                                                                     84,000
Amortization of deferred
 compensation....................
Net loss.........................
                                   ----------   ---------    ----------   ----------    ----------   ----------   ----------
Balance at December 31, 1998.....          --          --                                8,140,959    7,816,328      294,529
Repurchase of common stock
 (unaudited).....................                                                         (160,000)     (76,500)
Issuance of common stock
 (unaudited).....................                                                          160,000      400,000
Issuance of common stock upon
 conversion of promissory note
 (unaudited).....................                                                           20,000       50,000
Issuance of common stock in
 connection with business
 combinations (unaudited)........                                                           52,920      736,000
Shares sold to employees by
 principal shareholders
 (unaudited).....................                                                                                    406,000
Exercise of stock options and
 warrants (unaudited)............                               472,608    8,615,125        29,408       29,683
Stock options and warrants issued
 to third parties (unaudited)....                                                                                  1,275,320
Amortization of deferred
 compensation (unaudited)........
Net loss (unaudited).............
                                   ----------   ---------    ----------   ----------    ----------   ----------   ----------
Balance at June 30, 1999
 (unaudited).....................          --   $      --       472,608    8,615,125     8,243,287   $8,955,511   $1,975,849
                                   ==========   =========    ==========   ==========    ==========   ==========   ==========


                                      NOTE                                                       TOTAL
                                   RECEIVABLE                                                SHAREHOLDERS'
                                      FROM         DEFERRED      DIVISION     ACCUMULATED       EQUITY/
                                   SHAREHOLDER   COMPENSATION     EQUITY        DEFICIT     DIVISION EQUITY
                                   -----------   ------------   -----------   -----------   ---------------
Balance at June 30, 1995.........   $     --     $        --    $     7,747   $        --     $     7,747
Capital contributions............                                   125,198                       125,198
Net loss.........................                                   (28,421)                      (28,421)
                                    --------     -----------    -----------   -----------     -----------
Balance at June 30, 1996.........         --              --        104,524            --         104,524
Capital contributions............                                 1,771,492                     1,771,492
Issuance of common and Series A
 preferred stock in connection
 with spin-off...................                                (1,876,016)      (62,362)       (279,196)
Net loss.........................                                              (1,443,882)     (1,443,882)
                                    --------     -----------    -----------   -----------     -----------
Balance at June 30, 1997.........         --              --             --    (1,506,244)        152,938
Forfeiture of common stock.......                                                                      --
Conversion of preferred stock....                                                                 279,196
Issuance of common stock.........                                                                 736,140
Common stock issued in exchange
 for a note receivable...........    (25,000)                                                          --
Stock options issued to third
 parties.........................                                                                  62,968
Net loss.........................                                              (1,148,874)     (1,148,874)
                                    --------     -----------    -----------   -----------     -----------
Balance at December 31, 1997.....    (25,000)             --             --    (2,655,118)         82,368
Issuance of common stock, net of
 offering expenses of $36,563....                                                               5,108,150
Exercise of stock options........                                                                   8,660
Repayment of note receivable from
 shareholder.....................     25,000                                                       25,000
Stock options and warrants issued
 to third parties................                    (22,677)                                     124,884
Shares transferred to employees
 by principal shareholders.......                                                                  84,000
Amortization of deferred
 compensation....................                      9,750                                        9,750
Net loss.........................                                              (3,199,025)     (3,199,025)
                                    --------     -----------    -----------   -----------     -----------
Balance at December 31, 1998.....         --         (12,927)            --    (5,854,143)      2,243,787
Repurchase of common stock
 (unaudited).....................                                                (323,500)       (400,000)
Issuance of common stock
 (unaudited).....................                                                                 400,000
Issuance of common stock upon
 conversion of promissory note
 (unaudited).....................                                                                  50,000
Issuance of common stock in
 connection with business
 combinations (unaudited)........                                                                 736,000
Shares sold to employees by
 principal shareholders
 (unaudited).....................                                                                 406,000
Exercise of stock options and
 warrants (unaudited)............                                                               8,644,808
Stock options and warrants issued
 to third parties (unaudited)....                 (1,275,320)                                          --
Amortization of deferred
 compensation (unaudited)........                    212,272                                      212,272
Net loss (unaudited).............                                              (3,786,303)     (3,786,303)
                                    --------     -----------    -----------   -----------     -----------
Balance at June 30, 1999
 (unaudited).....................   $     --     $(1,075,975)   $        --   $(9,963,946)    $ 8,506,564
                                    ========     ===========    ===========   ===========     ===========

   The accompanying notes are an integral part of these financial statements.

                               FREESHOP.COM, INC.

                            STATEMENT OF CASH FLOWS


                                                                         SIX MONTHS                       SIX MONTHS ENDED
                                                YEAR ENDED JUNE 30,        ENDED        YEAR ENDED            JUNE 30,
                                              -----------------------   DECEMBER 31,   DECEMBER 31,   -------------------------
                                                1996         1997           1997           1998          1998          1999
                                              ---------   -----------   ------------   ------------   -----------   -----------
                                                                                                             (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES
  Net loss..................................  $ (28,421)  $(1,443,882)  $(1,148,874)   $(3,199,025)   $(1,243,082)  $(3,786,303)
  Adjustments to reconcile net loss to net
    cash used in operating activities
      Depreciation and amortization.........      5,566        33,659        47,617        140,710         65,692       287,286
      Bad debt expense......................     58,907       146,310       122,485         56,551         20,156        51,040
      Amortization of deferred
        compensation........................                                                 9,750                      212,272
      Shares sold to an employee by a
        principal shareholder...............                                                                            406,000
      Shares transferred to employees by
        principal shareholders..............                                                84,000
      Issuance of stock options and warrants
        for services........................                                 62,968         88,321        122,696
      Issuance of stock for office rent.....                                 32,637
      Loss on disposal of property and
        equipment...........................                                                 8,624          1,240           896
      Changes in assets and liabilities:
        Accounts receivable.................   (198,548)      (94,449)     (196,560)      (191,039)        19,173      (694,404)
        Prepaid expenses and other assets...                  (17,280)      (43,559)       (21,074)       (14,323)     (349,880)
        Accounts payable....................     11,873        43,044       192,402        217,381         65,786       326,795
        Accrued and other liabilities.......     50,502       (48,957)       27,545        601,891        270,017       125,109
        Payable to Online Interactive,
          Inc...............................                 (280,918)      308,187        (27,269)        (7,800)
                                              ---------   -----------   -----------    -----------    -----------   -----------
        Net cash used in operating
          activities........................   (100,121)   (1,662,473)     (595,152)    (2,231,179)      (700,445)   (3,421,189)
                                              ---------   -----------   -----------    -----------    -----------   -----------
CASH FLOWS FROM INVESTING ACTIVITIES
  Purchase of property and equipment........    (25,077)     (108,894)      (55,902)       (67,428)       (17,169)     (579,965)
  Payment for business combinations, net of
    cash acquired...........................                                                                         (1,666,440)
  Purchase of short-term investments........                                                                         (1,485,660)
                                              ---------   -----------   -----------    -----------    -----------   -----------
        Net cash used in investing
          activities........................    (25,077)     (108,894)      (55,902)       (67,428)       (17,169)   (3,732,005)
                                              ---------   -----------   -----------    -----------    -----------   -----------
CASH FLOWS FROM FINANCING ACTIVITIES
  Contributed capital.......................    125,198     1,771,492
  Proceeds from notes payable...............                                               135,000        135,000
  Repayment of notes payable................                                               (85,000)
  Principal payments under capital leases...                                (26,245)       (63,951)       (16,375)      (53,691)
  Proceeds from Shareholder Note
    Receivable..............................                                                25,000         25,000
  Repurchase of common stock................                                                                           (400,000)
  Issuance of common stock, net of issuance
    costs...................................                                703,503      5,153,373        743,288       429,683
  Issuance of series B preferred stock......                                                                          8,615,125
                                              ---------   -----------   -----------    -----------    -----------   -----------
        Net cash provided by (used in)
          financing activities..............    125,198     1,771,492       677,258      5,164,422        886,913     8,591,117
                                              ---------   -----------   -----------    -----------    -----------   -----------
Net increase in cash and cash equivalents...         --           125        26,204      2,865,815        169,299     1,437,923
Cash and cash equivalents at beginning of
  period....................................         --            --           125         26,329         26,329     2,892,144
                                              ---------   -----------   -----------    -----------    -----------   -----------
Cash and cash equivalents at end of
  period....................................  $      --   $       125   $    26,329    $ 2,892,144    $   195,628   $ 4,330,067
                                              =========   ===========   ===========    ===========    ===========   ===========
Cash paid during the period for interest....  $      --   $        --   $     6,226    $    65,654    $    23,608   $    24,751
                                              =========   ===========   ===========    ===========    ===========   ===========


   The accompanying notes are an integral part of these financial statements.

                               FREESHOP.COM, INC.

                         NOTES TO FINANCIAL STATEMENTS

1.  ORGANIZATION AND BUSINESS


     FreeShop began as a division of Online Interactive, Inc. (Online), a Washington corporation, incorporated in July 1994. On June 30, 1997, Online Interactive contributed the FreeShop Division, including certain net assets, to its wholly owned subsidiary, FreeShop International, Inc., a Washington corporation incorporated on June 23, 1997, which then began operating as a separate entity. In connection with the spin-off, Online issued FreeShop common shares equal to the number of Online shares (both preferred and common) outstanding as of June 30, 1997. Online then distributed the FreeShop common shares to its shareholders. Each Online shareholder received a number of FreeShop shares equal to the number of Online shares held as of the Distribution Record Date. However, 1,300,000 shares of common stock were forfeited on July 18, 1997 in connection with agreements between Online and certain shareholders. As a result of the distribution, FreeShop ceased to be a subsidiary of Online.


     On February 19, 1999, FreeShop International, Inc. changed its name to FreeShop.com, Inc. (FreeShop or the Company). FreeShop operates an online direct marketing network from a Web site at http://www.freeshop.com. Essentially, FreeShop is an online marketing service that generates sales leads, creates product awareness, and initiates consumer purchases through multiple online marketing vehicles, including free and trial offers, banner advertising, email newsletter sponsorship, and others.


     The financial statements for the two years ended June 30, 1997 reflect the revenues, expenses and changes in division equity and cash flows of the FreeShop Division of Online. Certain general and administrative costs incurred by Online have been allocated to the Company on a basis which management believes represents a reasonable allocation of such costs to present FreeShop as a stand-alone company. These allocations consist primarily of corporate expenses such as executive and other compensation, depreciation, rent and legal expenses. The corporate expenses have been allocated based on an estimate of Online personnel time dedicated to the operations and management of FreeShop for the year ended June 30, 1996 and the nine months ended March 31, 1997. For the three-month period ended June 30, 1997, these corporate expenses were generally allocated on a specific identification basis rather than on the basis of personnel time. A summary of these allocations are as follows:


                                                              YEAR ENDED JUNE 30,
                                                              --------------------
                                                                1996        1997
                                                              --------    --------
Sales and marketing.........................................  $ 97,564    $176,768
Research and development....................................    77,147     110,230
General and administrative..................................   282,694     362,810
                                                              --------    --------
                                                              $457,405    $649,808
                                                              ========    ========

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

CASH AND CASH EQUIVALENTS


     Cash equivalents consist of short-term highly liquid investments that mature within three months of their acquisition. The Company deposits its cash and cash equivalents in interest-bearing demand deposit accounts with high credit quality financial institutions. The Company has not experienced any losses on its cash and cash equivalents.

                               FREESHOP.COM, INC.

PROPERTY AND EQUIPMENT

     Property and equipment are stated at cost less accumulated depreciation and are depreciated using the straight-line method over their estimated useful lives. The estimated useful lives are as follows:

Office furniture and equipment..............................  Five years
Computer hardware and software..............................  Three years

     The cost of normal maintenance and repairs are charged to expense as incurred and expenditures for major improvements are capitalized, at cost. Gains or losses on the disposition of assets in the normal course of business are reflected in the results of operations at the time of disposal.

IMPAIRMENT OF LONG-LIVED ASSETS

     The Company evaluates its long-lived assets for financial impairment and continues to evaluate them as events or changes in circumstances indicate that the carrying amount of such assets may not be fully recoverable. The Company evaluates the recoverability of long-lived assets by measuring the carrying amount of the assets against the estimated undiscounted future cash flows associated with these assets. At the time such evaluations indicate that the future undiscounted cash flows of certain long-lived assets are not sufficient to recover the carrying value of such assets, the assets are adjusted to their fair values. No losses for impairment have been recognized.

FAIR VALUE OF FINANCIAL INSTRUMENTS

     The carrying amounts of the Company's financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, approximate fair value because of their short maturities. The carrying amount of the Company's capital leases and other equipment financing obligations approximates the fair value of such instruments based upon management's estimates of interest rates that would be available to the Company for similar debt obligations at December 31, 1998.

DEFERRED REVENUES


     Deferred revenues consist of advance billings and payments on marketing contracts and are included in accrued and other liabilities in the accompanying balance sheet.


REVENUE RECOGNITION

     The Company has several revenue sources from its online marketing service activities, including lead generation, advertising, list rental, barter and transaction fees.

     Lead generation revenue consists of fees received, generally on a per inquiry basis, for delivery of leads to clients. Revenue is recognized in the period the leads are provided to the client.


     Advertising revenues consist of email newsletter sponsorships, banner advertising, and anchor positions. Newsletter sponsorship revenue is derived from a fixed fee or a fee based on the circulation of the newsletter. Newsletter sponsorship revenue is recognized in the period in which the newsletter is delivered. Banner advertising and anchor positions can be based on impressions, fixed fees, or click throughs. Fixed fee contracts, which range from three months to two years, are recognized ratably over the term of the agreement, provided that no significant

                               FREESHOP.COM, INC.

Company obligations remain. Revenue from impressions or click through based contracts is recognized based on the number of impressions or click throughs delivered over the total number of guaranteed impressions or click throughs.

     List rental revenue is revenue received from the rental of customer names to third parties through the use of list brokers. Revenue from list rental activities is recognized in the period the names are delivered by the list broker to the third party.

     Transaction fees are recognized in the period the transaction occurred and was reported to the Company by the online merchant.

     Also included in revenues are barter revenues generated from exchanging lead generation and advertising services for advertising services. Such transactions are recorded at the lower of the estimated fair value of the advertisements received or delivered, whichever is more reliably measurable. Revenue from barter transactions is recognized when advertising or lead generation is provided, and services received are charged to expense when used. From July 1, 1995 through December 31, 1997 barter transactions were not significant. For the year ended December 31, 1998 and the unaudited six months ended June 30, 1999, the Company recognized approximately $83,000 and $250,000, respectively, of revenue from barter transactions.

ADVERTISING COSTS

     The Company expenses advertising costs as incurred. Total advertising expense for the years ended June 30, 1996 and 1997, the six months ended December 31, 1997, and the year ended December 31, 1998 and the unaudited six months ended June 30, 1999, was $13,179, $148,543, $242,919, $1,190,811 and
$2,061,978, respectively.

RESEARCH AND DEVELOPMENT COSTS

     Research and development costs are expensed as incurred.

INCOME TAXES

     The Company accounts for income taxes under the asset and liability method, which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. If it is more likely than not that some portion of a deferred tax asset will not be realized, a valuation allowance is recorded.

NET LOSS PER SHARE


     Basic net loss per share represents net loss available to common shareholders divided by the weighted-average number of shares outstanding during the period. Diluted net loss per share represents net loss available to common shareholders divided by the weighted-average number of shares outstanding, including the potentially dilutive impact of common stock options and warrants and series B convertible preferred stock. Common stock options and warrants are converted using the treasury stock method. Series B convertible preferred stock is converted using the if-converted method. Basic and diluted net loss per share are equal for all periods presented because the impact of common stock equivalents is antidilutive. Potentially dilutive securities totaling 528,536, 1,200,369, 4,315,977 and 4,492,857 shares for the year ended June 30, 1997, the six months ended December 31, 1997, the year ended December 31, 1998 and the six months ended June 30, 1999 (unaudited), respectively, were excluded from diluted net loss per share due to their antidilutive effect.

                               FREESHOP.COM, INC.

     Pro forma net loss per share is computed using the weighted-average number of common shares outstanding, including the pro forma effects of the automatic conversion of the Company's series B convertible preferred stock into shares of the Company's common stock effective upon the closing of the Company's initial public offering as if such conversion occurred on the date the shares were originally issued.

     The following table sets forth the computation of the numerators and denominators in the basic and diluted and pro forma net loss per share calculations for the periods indicated:

                                                      SIX MONTHS                       SIX MONTHS ENDED
                            YEAR ENDED JUNE 30,         ENDED        YEAR ENDED            JUNE 30,
                         -------------------------   DECEMBER 31,   DECEMBER 31,   -------------------------
                            1996          1997           1997           1998          1998          1999
                         -----------   -----------   ------------   ------------   -----------   -----------
                                                                                          (UNAUDITED)
Numerator:
  Net loss.............  $   (28,421)  $(1,443,882)  $(1,148,874)   $(3,199,025)   $(1,242,321)  $(3,786,303)
                         ===========   ===========   ===========    ===========    ===========   ===========
Denominator:
  Weighted-average
    shares used in
    computing net loss
    per share..........    4,600,840     4,600,840     5,188,910      6,223,726      5,821,924     8,182,728
                         ===========   ===========   ===========                   ===========
Weighted-average effect
  of pro forma
  securities:
  Series B convertible
    preferred stock....                                                                              638,456
                                                                    -----------                  -----------
Pro forma weighted-
  average shares
  outstanding used in
  computing pro forma
  net loss per share...                                               6,223,726                    8,821,184
                                                                    ===========                  ===========

CONCENTRATIONS OF CREDIT RISK

     Concentrations of credit risk with respect to accounts receivable are limited due to the wide variety of customers to which the Company provides services, as well as their dispersion across many different geographic areas. As such, no single customer accounted for greater than 10% of total revenues or accounts receivable balances for either the period ended December 31, 1998 or June 30, 1999 (unaudited). The Company maintains an allowance for doubtful accounts receivable based upon its historical experience and the expected collectibility of all accounts receivable. Credit losses to date have been within management's estimates.

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

RECLASSIFICATIONS

     Certain prior year amounts have been reclassified to conform with the current year's presentation.

                               FREESHOP.COM, INC.

UNAUDITED INTERIM FINANCIAL STATEMENTS


     The interim financial data as of June 30, 1999 and for the six months ended June 30, 1998 and 1999 is unaudited; however, in the opinion of management, the interim data includes all adjustments, consisting only of the adjustments necessary to record the acquisition of substantially all of the assets of the Catalog Site and Worldwide Brochures Web sites in May 1999 and normal recurring adjustments necessary to present fairly the Company's financial position as of June 30, 1999 and the results of its operations and cash flows for the six months ended June 30, 1998 and 1999.


STOCK COMPENSATION


     The Company follows SFAS No. 123, "Accounting for Stock-Based Compensation," which establishes financial accounting and reporting standards for stock-based employee compensation plans and for the issuance of equity instruments to acquire goods and services from nonemployees.



     The Company has elected to apply the disclosure-only provision of SFAS No. 123 for employee stock-based compensation plans. Accordingly, the Company accounts for stock-based compensation to employees using the intrinsic-value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. Compensation expense for stock options is measured as the excess, if any, of the fair value of the Company's common stock at the date of grant over the exercise price. The Company records the fair value of equity instruments issued to nonemployees in accordance with the provisions of SFAS No. 123.


COMPREHENSIVE INCOME


     Effective January 1, 1998, the Company adopted the provisions of SFAS No. 130, "Reporting Comprehensive Income." SFAS No. 130 establishes standards for reporting comprehensive income and its components in financial statements. Comprehensive income, as defined, includes all changes in equity during a period from nonowner sources. To date, the Company has not had any transactions that are required to be reported in comprehensive income other than its net loss.


RECENT ACCOUNTING PRONOUNCEMENTS


     In March 1998, the American Institute of Certified Public Accountants (AICPA) issued Statement of Position (SOP) 98-1, "Accounting for the Cost of Computer Software Developed or Obtained for Internal Use." SOP 98-1 is effective for financial statements for years beginning after December 15, 1998. SOP 98-1 provides guidance on accounting for computer software developed for internal use, including the requirement to capitalize specified costs and amortization of such costs. Adoption of this standard during the first quarter of 1999 did not have a material effect on the Company's results of operations, financial position or cash flows.



     In April 1998, the AICPA issued SOP 98-5, "Reporting on the Costs of Start-up Activities." SOP 98-5, which is effective for fiscal years beginning after December 15, 1998, provides guidance on the financial reporting of start-up costs and organization costs. It requires costs of start-up activities and organization costs to be expensed as incurred. As the Company has expensed these costs historically, the adoption of this standard during the first quarter of 1999 did not have a significant impact on results of operations, financial position or cash flows.



     In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivatives and Hedging Activities," which establishes accounting and reporting standards for derivative instruments,

                               FREESHOP.COM, INC.

including certain derivative instruments embedded in other contracts (collectively referred to as derivatives), and for hedging activities. SFAS No. 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 2000. The Company does not expect the adoption of this statement to have a significant impact on results of its operations, financial position or cash flows.


3.  ACCOUNTS RECEIVABLE

     Accounts receivable consist of the following:

                                                             DECEMBER 31,
                                                         --------------------     JUNE 30,
                                                           1997        1998         1999
                                                         --------    --------    -----------
                                                                                 (UNAUDITED)
Accounts receivable....................................  $284,410    $381,830    $1,123,058
Less: Allowance for doubtful accounts..................   (79,719)    (42,651)     (104,000)
                                                         --------    --------    ----------
                                                         $204,691    $339,179    $1,019,058
                                                         ========    ========    ==========

4.  PROPERTY AND EQUIPMENT

     Property and equipment consist of the following:

                                                           DECEMBER 31,
                                                       ---------------------     JUNE 30,
                                                         1997        1998          1999
                                                       --------    ---------    -----------
                                                                                (UNAUDITED)
Computer hardware and software.......................  $310,595    $ 468,483    $   926,839
Office furniture and equipment.......................   129,517      129,517        259,712
                                                       --------    ---------    -----------
                                                        440,112      598,000      1,186,551
Less: Accumulated depreciation and amortization......   (85,616)    (216,704)      (329,154)
                                                       --------    ---------    -----------
                                                       $354,496    $ 381,296    $   857,397
                                                       ========    =========    ===========

5.  ACCRUED AND OTHER LIABILITIES

     Accrued and other liabilities consist of the following:

                                                                 DECEMBER 31,
                                                              ------------------    JUNE 30,
                                                               1997       1998        1999
                                                              -------   --------   -----------
                                                                                   (UNAUDITED)
Deferred revenue............................................  $20,000   $  1,129    $ 98,232
Accrued advertising expense.................................             488,451     408,397
List rental deposit.........................................              74,538       5,446
Accrued vacation............................................   12,802     37,169      53,163
Accrued commissions.........................................    3,313     13,918     116,000
Accrued commerce expense....................................                         164,465
Other.......................................................   32,851     55,652      91,025
                                                              -------   --------    --------
                                                              $68,966   $670,857    $936,728
                                                              =======   ========    ========

6.  BANK LINE-OF-CREDIT FACILITY


     The Company has a line-of-credit facility with a bank. Pursuant to the terms of the facility agreement, the Company may borrow up to $500,000 at the bank's prime rate plus 1.5%, which was 9.25% at December 31, 1998. The line of credit is collateralized by all assets of the Company and guaranteed up to $200,000 by the Company's President and Chief Executive Officer. The

                               FREESHOP.COM, INC.

credit facility matures September 18, 1999, contains covenants not to encumber trade accounts receivable and requires maintenance of certain financial ratios. At December 31, 1998, the Company was in compliance with the loan covenants, and no balance was outstanding under the line.


7.  RELATED PARTY TRANSACTIONS

     In January and February 1998, the Company issued notes payable to shareholders in the amount of $85,000. Such notes included interest at 10%. The outstanding balance, including accrued interest of $5,745, was repaid in September 1998.

     During 1998, two of the Company's principal shareholders transferred 56,000 shares of common stock to certain employees of the Company as incentive compensation. As a result, the Company recorded $84,000 of compensation expense based on the fair market value of the Company's common stock on the date of transfer.

     During January 1999 (unaudited), the Company repurchased 50,000 shares of common stock from a principal shareholder for $125,000 and subsequently retired the shares. The repurchase price of $2.50 per share was less than the $5.20 per share estimated fair value of the common stock at the date of repurchase.

8.  LONG-TERM CONVERTIBLE DEBT

     In March 1998, the Company issued an uncollateralized 10% convertible promissory note totaling $50,000 to a third party. The note matures in March 2000. At any time prior to the maturity date, the third party may convert the outstanding principal balance into shares of the Company's preferred stock at the price at which such stock is being offered to other investors. During the first quarter of 1999, the terms of the note were modified to allow conversion into shares of common stock and the note was then converted. See Note 13 for further discussion.

9.  COMMITMENTS


     In May 1998, a promotion agreement was entered into with CNET, Inc. which provides for CNET to invest in FreeShop an amount equal to 20% of the amount paid or payable to CNET for promotion. The agreement called for an investment to be made on September 30, 1998 on the same terms and conditions, including price, as FreeShop was then closing the sale of such securities to other investors. Subsequent investments are to be made on the scheduled closing date of each subsequent equity financing on the same terms and conditions, including price, as FreeShop is then closing the sale of such securities to other investors. If no equity investments are closed within nine months of the previous investment by CNET, then one day after nine months CNET will make an equity investment using the same terms and conditions as the previous investment made by CNET. No investment was made by CNET during the year ended December 31, 1998.


     The Company's office facilities are leased under operating leases that provide for minimum rentals and require payment of property taxes and include escalation clauses. In addition, the Company also rents certain equipment under agreements treated for financial reporting purposes as capital leases. The Company's property under capital leases which is included in property and equipment on the balance sheet at December 31, 1997 and 1998 was $221,801 and $246,299, respectively, which is net of accumulated amortization of $16,045 and $92,150, respectively.

                               FREESHOP.COM, INC.

     Future minimum lease payments under the noncancellable leases are as follows.


                                                               CAPITAL     OPERATING
                  YEAR ENDING DECEMBER 31,                     LEASES        LEASES
                  ------------------------                    ---------    ----------
  1999......................................................  $ 149,397    $  289,105
  2000......................................................    120,798       403,730
  2001......................................................     42,969       426,648
  2002......................................................                  448,397
  2003......................................................                  192,055
                                                              ---------    ----------
Total minimum lease payments................................    313,164    $1,759,935
                                                                           ==========
Less: Amount representing interest..........................    (56,110)
                                                              ---------
Present value of capital lease obligations..................    257,054
Less: Current portion.......................................   (112,327)
                                                              ---------
Capital lease obligations, noncurrent portion...............  $ 144,727
                                                              =========


     Rent expense for the years ended June 30, 1996 and 1997, the six months ended December 31, 1997 and year ended December 31, 1998, was $42,468, $49,003, $60,594 and $199,136, respectively.

10.  SHAREHOLDERS' EQUITY

MANDATORILY REDEEMABLE CONVERTIBLE PREFERRED STOCK


     On June 30, 1997, the Company's Board of Directors approved the designation and issuance of 1,935,484 shares of series A redeemable convertible preferred stock. The preferred series A shares are convertible into one share of common stock (subject to anti-dilution adjustments) at any time at the option of the holder.


     On July 18, 1997, subsequent to the spin-off of FreeShop from Online, all outstanding shares of Series A redeemable convertible preferred stock were converted into common stock at a rate of 2.5 shares of preferred to one share of common.

COMMON STOCK

     On December 10, 1998, FreeShop issued 1,619,387 shares of the Company's common stock to Fingerhut Companies Inc. (Fingerhut) at a price of $2.47 per share. The shares were partially paid for by surrender and cancellation of the $500,000 Convertible Promissory Note, which the Company had issued to Fingerhut on December 4, 1998.


     The Company and Fingerhut also entered into a Stockholders Agreement on December 10, 1998 which grants Fingerhut a right of first refusal on shares proposed for transfer by the Company's two principal shareholders, contains certain agreements regarding composition of the Company's Board of Directors, requires Board approval of certain specified actions by the Company, grants Fingerhut preemptive rights to maintain its percentage ownership interest in connection with proposed share issuances by the Company, grants certain demand and piggyback registration rights to Fingerhut, and provides for certain drag-along and tag-along rights among the parties with respect to proposed sales of shares to third parties. The Stockholders Agreement terminates on the earliest of December 10, 2008, the closing of a sale of the Company's assets or the acquisition of the Company by merger or consolidation. Certain specific provisions of the agreement terminate upon the consummation of an underwritten public offering of the Company's securities in which the deemed market capitalization of the Company is at least $75 million.

                               FREESHOP.COM, INC.

WARRANTS

     In connection with the sale of common stock to Fingerhut, the Company issued to Fingerhut a series of warrants to purchase shares of the Company's common stock as follows: a warrant to purchase 1,174,143 shares at $4.30 per share; a warrant to purchase 716,290 shares at $4.99 per share; a warrant to purchase 835,672 shares at $5.53 per share; warrants to purchase from time to time at $5.53 per share a number of shares equal to specified percentages of shares of common stock that are issued upon exercise of specified options and warrants; and warrants to purchase at exercise prices ranging from $2.47 per share to $5.53 per share a number of shares of common stock equal to specified percentages of shares of common stock that are issued to certain named third parties pursuant to existing contractual arrangements. Unless sooner exercised, all such warrants expire on the earlier of December 31, 2000, or the consummation of an underwritten public offering of the Company's securities in which the deemed market capitalization of the Company is at least $75 million.

     In connection with the equipment acquired under capital lease as described in Note 9, the Company issued warrants to purchase 16,400 shares of common stock. The warrants are exercisable at a price equal to $1.02 per share and expire from October 2002 to January 2003. The Company determined the fair value of the warrants to be $12,019 using the Black-Scholes option pricing model and recognized the entire expense during 1998.

     In return for recruiting services, the Company issued warrants to purchase 11,300 shares of common stock in January 1998. The warrants are exercisable at a price equal to $1.02 per share and expire in January 2003. The Company determined the fair value of these warrants to be $8,277 using the Black-Scholes option pricing model and recognized the entire expense during 1998.

     A warrant to purchase 10,000 shares of the Company's common stock at an exercise price of $1.50 per share was issued to the bank in connection with the line of credit described in Note 6. The warrant expires in September 2003. The Company determined the fair value of the warrants to be $10,625 using the Black-Scholes option pricing model. The fair value was recorded as prepaid loan fees during 1998 and will be amortized over the life of the credit facility.

STOCK OPTIONS

     Effective June 30, 1997, the Company approved the 1997 Stock Option Plan (the Plan) to provide for the granting of stock options to employees, directors and consultants of the Company to acquire ownership in the Company and provide them with incentives for their service. Under the terms of the Plan, 1,064,306 shares of common stock have been reserved for issuance to plan participants.


     The Plan is administered by the Board of Directors of the Company, which determines the terms and conditions of the options granted, including exercise price, number of options granted and the vesting period of such options. The maximum term of options is ten years from the date of grant. The options are generally granted at the estimated fair value of the underlying stock, as determined by the Board of Directors, on the date of grant. As of December 31, 1998, options to purchase 249,286 shares of common stock were available for future grant under the Plan. No compensation expense has been recognized relative to options issued to employees for the years ended June 30, 1996 and 1997, the six months ended December 31, 1997, or the year ended December 31, 1998. For the year ended December 31, 1998, $3,177 of deferred compensation was recorded and will be amortized over the vesting period of the related options.

                               FREESHOP.COM, INC.

     During the six-month period ended June 30, 1999 (unaudited), the Company granted options to purchase 191,616 shares of common stock to employees and service providers at an average exercise price of $3.15. Of those granted, options to purchase 8,000 shares were forfeited. The Company recorded $1,275,320 of deferred compensation based upon the average deemed fair value of $6.95 which will be amortized over the vesting period of the related options.



     Had compensation expense for employee-related options been determined based on the fair value at the grant dates consistent with the method of SFAS No. 123, "Accounting for Stock Based Compensation," the Company's net loss and loss per share for the six months ended December 31, 1997 and the year ended December 31, 1998 would have been increased to the pro forma amounts indicated below:


                                                 1997           1998
                                              -----------    -----------
Net loss
  As reported..............................   $(1,148,874)   $(3,199,025)
  Pro forma................................   $(1,167,435)   $(3,248,168)
Loss per share
  As reported..............................   $     (0.22)   $     (0.51)
  Pro forma................................   $     (0.22)   $     (0.52)

     For SFAS No. 123 pro forma disclosure, the fair value of each option is estimated on the date of grant using the minimum value method with the following assumptions used for grants to employees in 1998 and 1997; weighted-average risk-free interest rates of 4.78% and 5.70%, respectively, and expected lives of four years.

     The following table presents activity under the Plan:


                                                                                                         JUNE 30, 1999
                                   JUNE 30, 1997        DECEMBER 31, 1997       DECEMBER 31, 1998         (UNAUDITED)
                                -------------------   ---------------------   ---------------------   -------------------
                                          WEIGHTED-               WEIGHTED-               WEIGHTED-             WEIGHTED-
                                           AVERAGE                 AVERAGE                 AVERAGE               AVERAGE
                                          EXERCISE                EXERCISE                EXERCISE              EXERCISE
                                SHARES      PRICE      SHARES       PRICE      SHARES       PRICE     SHARES      PRICE
                                -------   ---------   ---------   ---------   ---------   ---------   -------   ---------
Outstanding at beginning of
  period......................                          528,536     $0.15     1,002,847     $0.56     815,021     $1.12
Granted.......................  528,536     $0.15       474,311      1.02       645,420      1.30     191,616      3.15
Exercised.....................                                                   55,694      0.15      19,408      0.98
Forfeited.....................                                                  777,552      0.60      33,940      2.09
                                -------               ---------               ---------               -------     -----
Outstanding at end of
  period......................  528,536     $0.15     1,002,847     $0.56       815,021     $1.12     953,289     $1.50
                                =======               =========               =========               =======
Weighted-average fair value of
  options granted during the
  period......................              $0.03                   $0.30                   $0.34                 $6.95

                               FREESHOP.COM, INC.

     The following table summarizes information about stock options outstanding under the Plan at December 31, 1998:

                             WEIGHTED-
               NUMBER         AVERAGE     WEIGHTED-       NUMBER       WEIGHTED-
RANGE OF   OUTSTANDING AT    REMAINING     AVERAGE    EXERCISABLE AT    AVERAGE
EXERCISE    DECEMBER 31,    CONTRACTUAL   EXERCISE     DECEMBER 31,    EXERCISE
 PRICES         1998           LIFE         PRICE          1998          PRICE
--------   --------------   -----------   ---------   --------------   ---------
 $0.15         100,934          8.5         $0.15         50,460         $0.15
  1.02         367,667          6.0          1.02        242,394          1.02
  1.50         342,420          9.0          1.50         59,306          1.50
  2.50           4,000         10.0          2.50                         2.50
             ---------                                   -------
               815,021          7.6         $1.12        352,160         $0.98
             =========                                   =======


     During the six months ended December 31, 1997, the Company granted options to purchase 195,122 shares of common stock to certain investors. These grants were made outside of the stock option plan. As of December 31, 1998, all of these options had expired without exercise. During the year ended December 31, 1998, the Company granted options to purchase 209,000 shares of common stock to consultants, advisors and investment managers and as severance to certain employees.



     The Company follows SFAS No. 123 in accounting for options and warrants issued to non employees. As such, the Company recognized $62,968 of expense for the six months ended December 31, 1997 in connection with options issued to third parties. During the year ended December 31, 1998, the Company recognized $67,150 of expense in connection with options issued to terminated employees and advisors. The remaining fair value of options issued to advisors of $9,750 is recorded as deferred compensation in the shareholders' equity section and will be amortized over the remaining vesting period of the options. Additionally, in connection with the sale of common stock, the Company issued options to certain investment managers. The fair value of those options of $36,563 was netted against the proceeds recorded in the transaction. In determining fair value of the options and warrants on the date of grant, the Company used the Black-Scholes option-pricing model with the following assumptions used for grants in 1997 and 1998; no dividend yield; expected volatility of 100%; weighted-average risk-free interest rates of 5.17% and 5.14%, respectively, and weighted-average expected lives of .55 years and 1.3 years, respectively. The weighted-average fair value of warrants issued during 1998 was $0.83 per share.


11. INCOME TAXES


     A current provision for income taxes was not recorded for the six months ended December 31, 1997 or the year ended December 31, 1998 due to taxable losses incurred during such periods. A valuation allowance has been recorded for deferred tax assets because realization is primarily dependent on generating sufficient taxable income prior to the expiration of net operating loss carry-forwards. Net operating losses of the FreeShop Division of Online did not carry over to the Company.

                               FREESHOP.COM, INC.

     Deferred tax assets at December 31, 1997 and 1998 are as follows:

                                                                    DECEMBER 31,
                                                              ------------------------
                                                                1997          1998
                                                              ---------    -----------
Net operating loss carryforwards............................  $ 371,326    $ 1,412,566
Nondeductible allowances....................................     23,779         39,544
Expense related to stock options and restricted stock
  rights....................................................     21,416         30,635
Other.......................................................      2,176
                                                              ---------    -----------
                                                                418,697      1,482,745
Less: Valuation allowance...................................   (418,697)    (1,482,745)
                                                              ---------    -----------
                                                              $      --    $        --
                                                              =========    ===========


     At December 31, 1997 and 1998, the Company had net operating loss carry-forwards of approximately $1,092,000 and $4,155,000, respectively, for federal income tax reporting purposes. The net operating losses will expire beginning in 2012 if not previously utilized. As specified in Section 382 of the Internal Revenue Code, a 50% or more ownership change by certain combinations of the Company's shareholders during any three-year period would result in limitations on the Company's ability to utilize its net operating loss carry-forwards. Such an ownership change occurred as a result of the equity issuances as described in Note 13. The limitation on the utilization of federal net operating loss carryforwards in future years is not expected to be material.


12. SUPPLEMENTAL CASH FLOW INFORMATION

     The following items are supplemental information of noncash investing and financing activities:

                                   YEAR ENDED       SIX MONTHS                   SIX MONTHS ENDED
                                    JUNE 30,          ENDED        YEAR ENDED        JUNE 30,
                                 ---------------   DECEMBER 31,   DECEMBER 31,   -----------------
                                  1996     1997        1997           1998        1998      1999
                                 ------   ------   ------------   ------------   ------   --------
                                                                                    (UNAUDITED)
Property and equipment acquired
  with capital leases..........  $   --   $7,237     $237,846       $102,167     $   --   $     --
                                 ======   ======     ========       ========     ======   ========
Common stock issued in exchange
  for note receivable from
  shareholder..................  $   --   $   --     $ 25,000       $     --     $   --   $     --
                                 ======   ======     ========       ========     ======   ========
Common stock issued in
  connection with business
  combination..................  $   --   $   --     $     --       $     --     $   --   $736,000
                                 ======   ======     ========       ========     ======   ========
Conversion of preferred
  stock........................  $   --   $   --     $279,196       $     --     $   --   $     --
                                 ======   ======     ========       ========     ======   ========
Conversion of note payable.....  $   --   $   --     $     --       $     --     $   --   $ 50,000
                                 ======   ======     ========       ========     ======   ========

13. SUBSEQUENT EVENTS


     In January 1999, the Company repurchased 160,000 shares of common stock for $2.50 per share. As described in Note 7 50,000 of these shares were repurchased from a principal shareholder. The repurchase price of the common stock was less than the $5.20 per share estimated fair value of the stock on the date of repurchase. Concurrent with the repurchase, the Company retired the shares and sold 160,000 shares to unrelated third parties for $2.50 per share.

                               FREESHOP.COM, INC.

     On March 1, 1999, the terms of the convertible promissory note described in
Note 8 were modified to allow conversion into shares of common stock. The note was then retired through conversion into 20,000 shares of common stock.


     In May 1999, the warrants issued to Fingerhut as described in Note 10 were modified to provide for issuance of series B convertible preferred stock. Each share of series B convertible preferred stock is convertible into four shares of common stock. Each share of series B convertible preferred stock has similar rights and obligations as four shares of common stock, except it has no voting rights. Fingerhut then exercised one warrant to purchase 293,536 shares of series B convertible preferred stock at a purchase price of $17.18 per share and one warrant to purchase 179,072 shares of series B convertible preferred stock at a purchase price of $19.94 per share on May 24, 1999 and June 18, 1999, respectively.


     In May 1999, the Board of Directors of the Company, authorized the Company's management to file a registration statement for an initial public offering of the Company's common stock.

     In May 1999, FreeShop entered into purchase and sale agreements to acquire substantially all of the assets of Commonsite LLC (Commonsite) and Travel Companions International, Inc. (Travel). Total consideration for the acquired assets of the two companies is $2,577,000, which is comprised of $1,841,000 in cash and 52,920 shares of common stock. The aggregate purchase price will be allocated to the net assets acquired, based upon their respective fair market values. The excess of the purchase price over the fair market value of the assets acquired and liabilities assumed of $1,382,247 has been allocated to cost in excess of net assets acquired and will be amortized over three years.

     In connection with the acquisition, liabilities were assumed as follows:

Fair value of assets acquired...............................  $ 1,339,808
Cash paid...................................................   (1,841,000)
Common stock issued.........................................     (736,000)
Cost in excess of net assets acquired.......................    1,382,247
                                                              -----------
Liabilities assumed.........................................  $   145,055
                                                              ===========

     The following summarizes the unaudited pro forma results of operations, on a combined basis, as if the Company's acquisition of Commonsite and Travel occurred as of the beginning of each of the periods presented, after including the impact of certain adjustments such as amortization of cost in excess of net assets acquired:

                                                                               SIX MONTHS
                                                               YEAR ENDED        ENDED
                                                              DECEMBER 31,      JUNE 30,
                                                                  1998            1999
                                                              ------------    ------------
                                                                      (UNAUDITED)
Revenues....................................................  $ 1,893,267     $ 2,380,815
Pro forma net loss..........................................   (4,295,661)     (4,091,812)
Pro forma basic and diluted net loss per share..............  $     (0.68)    $     (0.50)

     The unaudited pro forma results are not necessarily indicative of the results of operations which would actually have been reported had the acquisition occurred prior to the beginning of the periods presented. In addition, they are not intended to be indicative of future results.

     Effective August 9, 1999, the Board of Directors declared a 1 for 2.5 reverse stock split on the Company's common stock. Common stock issued, stock option, warrant and convertible preferred stock information in these financial statements have been restated to reflect this reverse split.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of FreeShop.com, Inc.

     In our opinion, the accompanying statement of financial position and the related statements of operations and members' deficit and of cash flows present fairly, in all material respects, the financial position of Commonsite, LLC. (the "Company") at December 31, 1998, and the results of its operations and its cash flows for the year ended December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.


     As described in Note 6, subsequent to year-end, the members approved and authorized the sale of substantially all of the Company's assets.


PricewaterhouseCoopers LLP
Seattle, Washington
May 6, 1999

                                COMMONSITE, LLC

                        STATEMENT OF FINANCIAL POSITION

                                                              DECEMBER 31,     MARCH 31,
                                                                  1998           1999
                                                              ------------    -----------
                                                                              (UNAUDITED)
ASSETS

Cash........................................................    $ 12,811       $ 23,652
Accounts receivable, net....................................      42,358         29,151
                                                                --------       --------
     Total current assets...................................      55,169         52,803
Property and equipment, net.................................       9,728          8,097
                                                                --------       --------
     Total assets...........................................    $ 64,897       $ 60,900
                                                                ========       ========

LIABILITIES AND MEMBERS' DEFICIT

Accounts payable............................................    $  6,536       $    567
Related party payable.......................................      16,245         11,946
Accrued liabilities.........................................       6,609          6,046
Deferred revenue............................................     109,337        120,422
                                                                --------       --------
     Total current liabilities..............................     138,727        138,981
                                                                --------       --------
Members' deficit............................................     (73,830)       (78,081)
                                                                --------       --------
     Total liabilities and members' deficit.................    $ 64,897       $ 60,900
                                                                ========       ========

   The accompanying notes are an integral part of these financial statements.

                                COMMONSITE, LLC

                  STATEMENT OF OPERATIONS AND MEMBERS' DEFICIT

                                                                        THREE MONTHS ENDED
                                                                            MARCH 31,
                                                      DECEMBER 31,    ----------------------
                                                          1998          1998         1999
                                                      ------------    ---------    ---------
                                                                           (UNAUDITED)
Revenues............................................    $540,114      $ 106,053    $ 106,435
Cost of revenues....................................     180,244         47,289       21,492
                                                        --------      ---------    ---------
Gross profit........................................     359,870         58,764       84,943
                                                        --------      ---------    ---------
Operating expenses
  Sales and marketing...............................     276,378         73,887       36,463
  General and administrative........................      72,290         30,446       52,731
                                                        --------      ---------    ---------
          Total operating expenses..................     348,668        104,333       89,194
                                                        --------      ---------    ---------
Net income..........................................      11,202        (45,569)      (4,251)
Members' deficit, end of period.....................     (85,032)       (85,032)     (73,830)
                                                        --------      ---------    ---------
Members' deficit, beginning of period...............    $(73,830)     $(130,601)   $ (78,081)
                                                        ========      =========    =========

   The accompanying notes are an integral part of these financial statements.

                                COMMONSITE, LLC

                            STATEMENT OF CASH FLOWS

                                                                            THREE MONTHS ENDED
                                                                                MARCH 31,
                                                             DECEMBER 31,   ------------------
                                                                 1998         1998      1999
                                                             ------------   --------   -------
                                                                               (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income...............................................    $ 11,202     $(45,569)  $(4,251)
  Adjustments to reconcile net income to net cash used in
     operating activities
     Depreciation..........................................       6,525        1,631     1,631
     Bad debt expense......................................       9,999        1,150     1,422
     (Increase) decrease in accounts receivable............     (35,846)     (18,098)   11,785
     Decrease in accounts payable..........................      (9,005)      (5,572)   (5,969)
     Increase (decrease) in related party payable..........      16,245       12,803    (4,299)
     Decrease in accrued liabilities.......................      (6,449)        (440)     (563)
     Increase in unearned revenue..........................       2,272       56,665    11,085
                                                               --------     --------   -------
          Net cash (used in) provided by operating
            activities.....................................      (5,057)       2,570    10,841
                                                               --------     --------   -------
CASH FLOWS FROM FINANCING ACTIVITIES
  Proceeds from member contributions.......................       5,000
                                                               --------     --------   -------
          Net cash provided by financing activities........       5,000           --        --
                                                               --------     --------   -------
Net (decrease) increase in cash and cash equivalents.......         (57)       2,570    10,841
Cash and cash equivalents, beginning of period.............      12,868       12,868    12,811
                                                               --------     --------   -------
Cash and cash equivalents, end of period...................    $ 12,811     $ 15,438   $23,652
                                                               ========     ========   =======

   The accompanying notes are an integral part of these financial statements.

                                COMMONSITE, LLC

                         NOTES TO FINANCIAL STATEMENTS

1. ORGANIZATION AND BUSINESS


     Commonsite, LLC ("Commonsite" or "the Company") is a limited liability company in which there are seven limited partners. The Company was formed in September 1995 to develop and operate a shopping portal focusing on catalog companies. Essentially, the Company provides catalog companies with consumer requests for their catalogs. In addition, the Company provides catalog companies with the development and hosting of online stores, links directly to their existing Web sites and a software solution for tracking online sales back to the traffic source.


     Profits and losses of the Company are allocated based upon the ownership percentages of the members.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

CASH AND CASH EQUIVALENTS

     Cash equivalents consist of highly liquid investments purchased within 90 days or less of maturity. They are recorded at cost which approximates fair value. The Company deposits its cash and cash equivalents with high credit quality financial institutions. The Company has not experienced any losses on its cash and cash equivalents.

PROPERTY AND EQUIPMENT


     Property and equipment, consisting of computer hardware and software, are stated at cost less accumulated depreciation and are depreciated using the straight-line method over their estimated useful lives of three years. The cost of normal maintenance and repairs are charged to expense as incurred.


IMPAIRMENT OF LONG-LIVED ASSETS

     The Company evaluates its long-lived assets for financial impairment and continues to evaluate them as events or changes in circumstances indicate that the carrying amount of such assets may not be fully recoverable. The Company evaluates the recoverability of long-lived assets by measuring the carrying amount of the assets against the estimated undiscounted future cash flows associated with these assets. At the time such evaluations indicate that the future undiscounted cash flows of certain long-lived assets are not sufficient to recover the carrying value of such assets, the assets are adjusted to their fair values. No losses from impairment have been recognized.

FAIR VALUE OF FINANCIAL INSTRUMENTS

     The carrying amounts of the Company's financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, approximate fair value because of their short maturities.

DEFERRED REVENUE

     Deferred revenue consists of advance billings and payments on marketing contracts.

REVENUE RECOGNITION

     Revenue is recognized based on the type of contract. Fixed fee contracts, which range from three months to one year, are recognized ratably over the term of the agreement, provided that no significant Company obligations remain. Revenue from click through based contracts is

                                COMMONSITE, LLC
recognized in the period in which the click throughs are delivered. Revenue from catalog development is recognized under the percentage of completion method, whereby revenue is recognized upon completion of agreed upon milestones.

CONCENTRATIONS OF CREDIT RISK

     Concentrations of credit risk with respect to accounts receivable are limited due to the wide variety of customers to which the Company provides services, as well as their dispersion across many different geographic areas. As such, no single customer accounted for greater than 10% of total revenues or accounts receivable balances for the year ended December 31, 1998. The Company maintains an allowance for doubtful accounts receivable based upon its historical experience and the expected collectibility of all accounts receivable. Credit losses to date have been within management's estimates.

INCOME TAXES


     The Company is not subject to federal income tax. The pro rata income or loss is included in the tax returns of the individual members.


USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reporting amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses. Actual results could differ from those estimates.

UNAUDITED INTERIM FINANCIAL STATEMENTS

     The interim financial data as of March 31, 1999 and for the three months ended March 31, 1998 and 1999 is unaudited; however, in the opinion of management, the interim data includes all adjustments, consisting only of normal recurring adjustments necessary to present fairly the Company's financial position as of March 31, 1999 and the results of its operations and cash flows for the three months ended March 31, 1998 and 1999.

RECENT ACCOUNTING PRONOUNCEMENTS


     In March 1998, the American Institute of Certified Public Accountants (AICPA) issued Statement of Position (SOP) 98-1, "Accounting for the Cost of Computer Software Developed or Obtained for Internal Use." SOP 98-1 is effective for financial statements for years beginning after December 15, 1998. SOP 98-1 provides guidance on accounting for computer software developed for internal use, including the requirement to capitalize specified costs and amortization of such costs. The Company does not expect the adoption of this standard to have a material effect on its results of operations, financial position or cash flows.



     In April 1998, the AICPA issued SOP 98-5, "Reporting on the Costs of Start-up Activities." SOP 98-5, which is effective for fiscal years beginning after December 15, 1998, provides guidance on the financial reporting of start-up costs and organization costs. It requires costs of start-up activities and organization costs to be expensed as incurred. As the Company has expensed these costs historically, the adoption of this standard is not expected to have a significant impact on its results of operations, financial position or cash flows.

                                COMMONSITE, LLC

     In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivatives and Hedging Activities," which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives), and for hedging activities. SFAS No. 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. The Company does not expect the adoption of this statement to have a significant impact on its results of operations, financial position or cash flows.


3. RELATED PARTY TRANSACTIONS

     The Company pays Bennett Company (Bennett) for services provided in relation to the operations and management of the Company. A member of Commonsite owns Bennett. Costs incurred by Bennett were billed to the Company based on an estimate of Bennett personnel time dedicated to the operations and management of Commonsite. A summary of these expenses is as follows:

                                                                  THREE MONTHS ENDED
                                                                       MARCH 31,
                                                 YEAR ENDED       -------------------
                                              DECEMBER 31, 1998     1998       1999
                                              -----------------   --------   --------
                                                                      (UNAUDITED)
Salaries....................................      $230,979        $73,123    $34,574
Equipment...................................        16,236          6,287      9,146
Connectivity................................        22,957          5,136      4,487
Rent........................................        12,637          2,575      3,475
Internet marketing..........................        26,134          6,970         --
Other.......................................         5,848          1,234        841
                                                  --------        -------    -------
                                                  $314,791         95,325     52,523
                                                  ========        =======    =======

4. ACCOUNTS RECEIVABLE

     Accounts receivable consist of the following:

                                                        DECEMBER 31,     MARCH 31,
                                                            1998           1999
                                                        ------------    -----------
                                                                        (UNAUDITED)
Accounts receivable...................................    $ 66,866       $ 55,081
Less: Allowance for doubtful accounts.................     (24,508)       (25,930)
                                                          --------       --------
                                                          $ 42,358       $ 29,151
                                                          ========       ========

5. PROPERTY AND EQUIPMENT

     Property and equipment consist of the following:

                                                        DECEMBER 31,     MARCH 31,
                                                            1998           1999
                                                        ------------    -----------
                                                                        (UNAUDITED)
Computer hardware and software........................    $19,578        $ 19,578
Less: Accumulated depreciation........................     (9,850)        (11,481)
                                                          -------        --------
                                                          $ 9,728        $  8,097
                                                          =======        ========

                                COMMONSITE, LLC

6. SUBSEQUENT EVENT

     In May 1999, Commonsite entered into a purchase and sale agreement to sell substantially all of its assets to FreeShop.com, Inc. Total consideration for the assets is approximately $1,200,000 which is comprised of $441,000 in cash and 52,920 shares of common stock.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of FreeShop.com, Inc.

     In our opinion, the accompanying balance sheet and the related statements of income, stockholders' equity and cash flows present fairly, in all material respects, the financial position of Travel Companions International, Inc. (the Company) at December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.

     As described in Note 6, subsequent to year-end, the stockholders of the Company approved and authorized the sale of substantially all of the Company's assets.

PricewaterhouseCoopers LLP
Minneapolis, Minnesota
May 24, 1999

                     TRAVEL COMPANIONS INTERNATIONAL, INC.

                                 BALANCE SHEET

                                                              DECEMBER 31,    MARCH 31,
                                                                  1998          1999
                                                              ------------   -----------
                                                                             (UNAUDITED)
ASSETS
Current assets:
  Cash......................................................   $   5,091      $   3,545
  Accounts receivable.......................................       8,772         34,225
  Prepaid expenses..........................................         700            820
                                                               ---------      ---------
     Total current assets...................................      14,563         38,590
Property and equipment, net.................................       3,050          2,265
                                                               ---------      ---------
     Total assets...........................................   $  17,613      $  40,855
                                                               =========      =========

LIABILITIES AND STOCKHOLDERS' DEFICIT
Liabilities:
  Current liabilities:
     Debt...................................................   $  52,603      $  51,668
     Accounts payable.......................................       4,600          4,600
     Accrued expenses.......................................       3,038          3,296
     Deferred revenue.......................................      11,299         24,956
                                                               ---------      ---------
     Total current liabilities..............................      71,540         84,520
  Notes payable to stockholders.............................     459,678        454,678
                                                               ---------      ---------
     Total liabilities......................................     531,218        539,198
                                                               ---------      ---------
Stockholders' deficit:
  Common stock, no par value; 5,000 shares authorized, 5,000
     shares issued and outstanding..........................       5,000          5,000
  Accumulated deficit.......................................    (518,605)      (503,343)
                                                               ---------      ---------
     Total stockholders' deficit............................    (513,605)      (498,343)
                                                               ---------      ---------
     Total liabilities and stockholders' deficit............   $  17,613      $  40,855
                                                               =========      =========

   The accompanying notes are an integral part of these financial statements.

                     TRAVEL COMPANIONS INTERNATIONAL, INC.

                              STATEMENT OF INCOME

                                                           YEAR ENDED     THREE MONTHS ENDED
                                                          DECEMBER 31,        MARCH 31,
                                                          ------------    ------------------
                                                              1998         1998       1999
                                                          ------------    -------    -------
                                                                             (UNAUDITED)
Revenues................................................    $219,813      $58,380    $72,188
Cost of revenues........................................      94,875       23,570     25,866
                                                            --------      -------    -------
                                                             124,938       34,810     46,322
                                                            --------      -------    -------
Operating expenses:
  Sales and marketing...................................       9,393        3,324      1,950
  General and administrative............................      92,645       27,876     28,000
                                                            --------      -------    -------
     Total operating expenses...........................     102,038       31,200     29,950
                                                            --------      -------    -------
Operating income........................................      22,900        3,610     16,372
Interest expense........................................       4,287        1,147      1,110
                                                            --------      -------    -------
Net income..............................................    $ 18,613      $ 2,463    $15,262
                                                            ========      =======    =======

   The accompanying notes are an integral part of these financial statements.

                     TRAVEL COMPANIONS INTERNATIONAL, INC.

                       STATEMENT OF STOCKHOLDERS' DEFICIT

                                              COMMON
                                              STOCK               ACCUMULATED
                                              SHARES    AMOUNT      DEFICIT        TOTAL
                                              ------    ------    -----------    ---------
Balances, December 31, 1997.................  5,000     $5,000     $(537,218)    $(532,218)
Net income..................................                          18,613        18,613
                                              -----     ------     ---------     ---------
Balances, December 31, 1998.................  5,000     $5,000     $(518,605)    $(513,605)
                                              =====     ======     =========     =========
Net income (unaudited)......................                          15,262        15,262
                                              -----     ------     ---------     ---------
Balance, March 31, 1999 (unaudited).........  5,000     $5,000     $(503,343)    $(498,343)
                                              =====     ======     =========     =========

   The accompanying notes are an integral part of these financial statements.

                     TRAVEL COMPANIONS INTERNATIONAL, INC.

                            STATEMENT OF CASH FLOWS

                                                                            THREE MONTHS ENDED
                                                              YEAR ENDED        MARCH 31,
                                                             DECEMBER 31,   ------------------
                                                                 1998        1998       1999
                                                             ------------   -------   --------
                                                                               (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income...............................................    $ 18,613     $ 2,463   $ 15,262
  Adjustments to reconcile net income to net cash provided
     by operations:
     Depreciation and amortization.........................       2,790         424        785
     Changes in assets and liabilities:
       Accounts receivable.................................       4,159                (25,453)
       Prepaid expenses....................................          78          28       (120)
       Inventory...........................................         300         (74)
       Deferred revenue....................................         (40)        (40)    13,657
       Accrued and other liabilities.......................       1,230         693        258
                                                               --------     -------   --------
          Net cash provided by operating activities........      27,130       3,494      4,389
                                                               --------     -------   --------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of furniture and equipment......................      (1,139)         --         --
                                                               --------     -------   --------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Principal payments of debt...............................      (3,209)                  (935)
  Principal payments of notes payable to stockholders......     (19,700)     (1,304)    (5,000)
                                                               --------     -------   --------
          Net cash used in financing activities............     (22,909)     (1,304)    (5,935)
                                                               --------     -------   --------
Net increase (decrease) in cash............................       3,082       2,190     (1,546)
Cash at beginning of period................................       2,009       2,009      5,091
                                                               --------     -------   --------
Cash at end of period......................................    $  5,091     $ 4,199   $  3,545
                                                               ========     =======   ========
SUPPLEMENTAL CASH FLOW INFORMATION:
  Cash paid during the period for:
     Interest..............................................    $  4,323     $ 1,250   $  1,121
  Significant non-cash financing activities:
     Refinancing of accrued interest to debt...............       5,000

   The accompanying notes are an integral part of these financial statements.

                     TRAVEL COMPANIONS INTERNATIONAL, INC.

                         NOTES TO FINANCIAL STATEMENTS


1.  NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES



BUSINESS DESCRIPTION



     Travel Companions International, Inc. (the Company), an S Corporation, was incorporated in the State of Minnesota in October 1988. The Company is in the business of distributing travel literature in conjunction with various travel programs offered through American Express for its cardholders, as well as programs implemented by Norvista, the global group of travel agencies and tour operators belonging to the Finnair Group. The Company also publishes Worldwide Brochures, a listing of over 15,000 free travel maps, guides, and brochures from over 10,000 companies.



USE OF ESTIMATES


     The preparation of the Company's financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


CASH EQUIVALENTS


     The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.


PROPERTY AND EQUIPMENT



     Property and equipment are stated at cost. Depreciation and amortization are determined using the straight-line method over the estimated useful lives of the assets of three to seven years. The cost and related accumulated depreciation or amortization on asset disposals are removed from the accounts and any gain or loss thereon is included in operations in the year of disposal. Maintenance, repairs and minor renewals are charged to expense as incurred, while additions and betterments are capitalized.



REVENUE RECOGNITION


     Literature distribution revenue, which comprises over 80% of total revenue, consists of fees received for delivery of travel literature to both American Express cardholders and Norvista customers. Revenue is recognized in the period the literature is sent to the customer.


     Advertising revenue consists of banner advertising and priority listings placed on the Company's Web site. Both banner advertising and priority listing revenue are derived from fixed fee contracts, with no guaranteed number of impressions. Fixed fee contracts are recognized ratably over the term of the agreement, provided that no significant Company obligations remain. Deferred revenue consists of payments received from customers for future advertising services to be performed by the Company under contract.



CONCENTRATIONS OF CREDIT RISK AND SIGNIFICANT CUSTOMERS


     Financial instruments that potentially subject the Company to credit risk consist primarily of accounts receivable. The Company grants credit to customers in the ordinary course of business. Two customers accounted for approximately 59% and 21% of total revenues during 1998.

                     TRAVEL COMPANIONS INTERNATIONAL, INC.

Receivables from these same two customers accounted for approximately 68% and 32% of total receivables at December 31, 1998, respectively.


INCOME TAXES


     The Company has elected to be taxed as an S corporation under the provisions of the Internal Revenue Code (the Code) and comparable state income tax law. Under those provisions, the Company's income is reported on the individual tax returns of the Company's stockholders. As such, the Company is generally not subject to corporate income taxes. Therefore, no provision or liability for income taxes is reflected in the financial statements of the Company.

UNAUDITED INTERIM FINANCIAL STATEMENTS

     The interim financial data as of March 31, 1999 and for the three months ended March 31, 1998 and 1999 is unaudited; however, in the opinion of management, the interim data includes all adjustments, consisting only of normal recurring adjustments necessary to present fairly the Company's financial position as of March 31, 1999 and the results of its operations and cash flows for the three months ended March 31, 1998 and 1999.


2.  PROPERTY AND EQUIPMENT


                                                              DECEMBER 31,    MARCH 31,
                                                                  1998          1999
                                                              ------------   -----------
                                                                             (UNAUDITED)
Property and equipment:
  Computer equipment........................................    $23,488      $    23,488
  Furniture and office equipment............................     23,881           23,881
  Leasehold improvements....................................        878              878
                                                                -------      -----------
                                                                 48,247           48,247
Less accumulated depreciation and amortization..............     45,197           45,982
                                                                -------      -----------
                                                                $ 3,050      $     2,265
                                                                =======      ===========


3.  BORROWING ARRANGEMENTS


DEBT


     The Company has a note with a local development authority. The loan bears simple interest at a rate of 8.5% and calls for monthly principal and interest payments of $682 per month for five years with the remaining principal and accrued interest due in April 2003. As of December 31, 1998, the balance outstanding under this loan agreement was $52,603. The outstanding balance has been classified as current in accordance with the terms of the agreement due to the pending acquisition of the majority of the Company's assets as described in
Note 6. In the event that the acquisition is not consummated, approximately $48,700 of the outstanding debt balance would be reclassified to long-term.



     Borrowings outstanding under the agreement are collateralized by all inventory and equipment of the Company and are personally guaranteed by the stockholders. In addition, the borrowings are collateralized by the proceeds from life insurance policies maintained by the Company on all of its stockholders, with a face value of $300,000.

                     TRAVEL COMPANIONS INTERNATIONAL, INC.

NOTES PAYABLE TO STOCKHOLDERS


     The Company has entered into subordinated note agreements with its stockholders. The amounts outstanding under the note agreements totaled $459,678 and $454,678 as of December 31, 1998 and March 31, 1999 (unaudited), respectively. These amounts do not bear interest and are due on demand subsequent to May 31, 2000.


4.  RELATED PARTY TRANSACTIONS


     The Company leases office space on a month-to-month basis from one of its stockholders. The Company recognized $18,000 of rent expense related to this arrangement during the year ended December 31, 1998 and $4,500 during the three months ended March 31, 1999 (unaudited).


5.  RECENT ACCOUNTING PRONOUNCEMENTS



     In March 1998, the American Institute of Certified Public Accountants (AICPA) issued Statement of Position (SOP) 98-1, "Accounting for the Cost of Computer Software Developed or Obtained for Internal Use." SOP 98-1 is effective for financial statements for years beginning after December 15, 1998. SOP 98-1 provides guidance on accounting for computer software developed for internal use, including the requirement to capitalize specified costs and amortization of such costs.


     The Company does not expect the adoption of this standard to have a material effect on the results of its operations, financial position or cash flows.


6.  SUBSEQUENT EVENTS


     In May 1999, the Company entered into an asset purchase agreement to sell substantially all of its assets to FreeShop.com, Inc. for a purchase price of $1,400,000 in cash.

               UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION


     In May 1999, FreeShop.com, Inc. (FreeShop) entered into purchase and sale agreements to acquire substantially all of the assets of Commonsite, LLC (Commonsite) and Travel Companions International, Inc. (Travel). Total consideration for the two companies is $2,576,000, which is comprised of $1,841,000 in cash and 52,920 shares of common stock. The unaudited pro forma combined statements of operations are based on individual historical results of operations of FreeShop, Commonsite and Travel for the year ended December 31, 1998 and for the six months ended June 30, 1999, after giving effect to the acquisitions of Commonsite and Travel as if they had occurred on January 1, 1998.


     The unaudited pro forma combined financial statements should be read in conjunction with the historical financial statements and notes thereto of FreeShop, Commonsite and Travel. The unaudited pro forma combined financial statements are presented for illustrative purposes only and are not necessarily indicative of results of operations that would have actually occurred had the acquisitions of Commonsite and Travel been effected on the date assumed.

             UNAUDITED PRO FORMA COMBINED STATEMENTS OF OPERATIONS


                                                        FOR THE YEAR ENDED DECEMBER 31, 1998
                                  --------------------------------------------------------------------------------
                                                                                       PRO FORMA
                                   FREESHOP     COMMONSITE    TRAVEL     COMBINED     ADJUSTMENTS       PRO FORMA
                                  -----------   ----------   --------   -----------   -----------      -----------
Net revenues....................  $ 1,250,940    $540,114    $219,813   $ 2,010,867   $  (117,600)(3)  $ 1,893,267
Cost of revenues................      216,557     180,244      61,872       458,673       (20,547)(4)      438,126
                                  -----------    --------    --------   -----------   -----------      -----------
Gross profit....................    1,034,383     359,870     157,941     1,552,194       (97,053)       1,455,141
Operating expenses
  Sales and marketing...........    3,088,446     276,378       9,393     3,374,217      (105,000)(4)    3,269,217
  Research and development......      386,629                               386,629                        386,629
  General and administrative....      416,766      65,765     122,858       605,389                        605,389
  Equity-based compensation.....      174,102                               174,102                        174,102
  Depreciation and
    amortization................      104,393       6,525       2,790       113,708     1,141,000(2)     1,252,393
                                                                                           (2,315)(6)
                                  -----------    --------    --------   -----------   -----------      -----------
Total operating expenses........    4,170,336     348,668     135,041     4,654,045     1,033,685        5,687,730
                                  -----------    --------    --------   -----------   -----------      -----------
Loss from operations............   (3,135,953)     11,202      22,900    (3,101,851)   (1,130,738)      (4,232,589)
Interest expense................       65,654                                65,654                         65,654
Other (income) expense..........       (2,582)                  4,287         1,705        (4,287)(5)       (2,582)
                                  -----------    --------    --------   -----------   -----------      -----------
Net (loss) income...............  $(3,199,025)   $ 11,202    $ 18,613   $(3,169,210)  $(1,126,451)     $(4,295,661)
                                  ===========    ========    ========   ===========   ===========      ===========
Basic and diluted net loss per
  share.........................  $     (0.51)                                                         $     (0.68)(7)
                                  ===========                                                          ===========
Weighted-average shares used in
  computing net loss per
  share.........................    6,223,726                                              52,920(1)     6,276,646(7)
                                  ===========                                         ===========      ===========
Pro forma basic and diluted net
  loss per share................  $     (0.51)                                                         $     (0.68)
                                  ===========                                                          ===========
Pro forma weighted-average
  shares used in computing net
  loss per share................    6,223,726                                              52,920(1)     6,276,646(8)
                                  ===========                                         ===========      ===========



                                                           SIX MONTHS ENDED JUNE 30, 1999
                                  --------------------------------------------------------------------------------
                                                                                       PRO FORMA
                                   FREESHOP     COMMONSITE    TRAVEL     COMBINED     ADJUSTMENTS       PRO FORMA
                                  -----------   ----------   --------   -----------   -----------      -----------
Net revenues....................  $ 2,146,662    $146,345    $ 87,808   $ 2,380,815                    $ 2,380,815
Cost of revenues................      189,898      25,689      30,241       245,828                        245,828
                                  -----------    --------    --------   -----------                    -----------
Gross profit....................    1,956,764     120,656      57,567     2,134,987                      2,134,987
Operating expenses
  Sales and marketing...........    4,141,323      53,084       2,675     4,197,082                      4,197,082
  Research and development......      321,517                               321,517                        321,517
  General and administrative....      462,060      73,476      62,260       597,796                        597,796
  Equity-based compensation.....      621,756                               621,756                        621,756
  Depreciation and
    amortization................      259,911         652         240       260,803   $   292,014(2)       552,149
                                                                                             (668)(6)
                                  -----------    --------    --------   -----------   -----------      -----------
Total operating expenses........    5,806,567     127,212      65,175     5,998,954       291,346        6,290,300
                                  -----------    --------    --------   -----------   -----------      -----------
Loss from operations............   (3,849,803)     (6,556)     (7,608)   (3,863,967)     (291,346)      (4,155,313)
Interest expense................       23,492                   1,155        24,647        (1,155)(5)       23,492
Other (income) expense..........      (86,992)                              (86,992)                       (86,992)
                                  -----------    --------    --------   -----------   -----------      -----------
Net loss........................  $(3,786,303)   $ (6,556)   $ (8,763)  $(3,801,622)  $  (290,191)     $(4,091,813)
                                  ===========    ========    ========   ===========   ===========      ===========
Basic and diluted net loss per
  share.........................  $     (0.46)                                                         $     (0.50)(7)
                                  ===========                                                          ===========

                                                           SIX MONTHS ENDED JUNE 30, 1999
                                  --------------------------------------------------------------------------------
                                                                                       PRO FORMA
                                   FREESHOP     COMMONSITE    TRAVEL     COMBINED     ADJUSTMENTS       PRO FORMA
                                  -----------   ----------   --------   -----------   -----------      -----------
Weighted-average shares used in
  computing net loss per
  share.........................    8,182,728                                              36,547(1)     8,219,275(7)
                                  ===========                                         ===========      ===========
Pro forma basic and diluted net
  loss per share................  $     (0.43)                                                         $     (0.46)
                                  ===========                                                          ===========
Pro forma weighted-average
  shares used in computing net
  loss per share................    8,821,184                                              36,547(1)     8,857,731(8)

                          NOTES TO UNAUDITED PRO FORMA
                         COMBINED FINANCIAL STATEMENTS


 1. Reflects the issuance of 52,920 shares of FreeShop common stock in connection with the Commonsite acquisition.



 2. Reflects the amortization of the client lists, customer lists, data base content, covenants not to compete and goodwill acquired in their business combinations, which are being amortized over one, two, five, two and three years, respectively.



 3. Represents the revenue stream generated by Commonsite for online catalog development. Online catalog development services will not be provided by FreeShop, and no assets related to this service are included in the acquisition.


 4. Represents additional programming and management service fees of Commonsite that FreeShop would not have required due to the similarity in business operations.

 5. Represents elimination of interest expense for debt not assumed in the acquisitions.


 6. Represents elimination of depreciation expense related to property and equipment not purchased in the Commonsite acquisition, offset by the additional depreciation expense recorded for the increase in the value of the property and equipment acquired in the Travel acquisition.



 7. Net loss reflects the impact of the adjustments above. Basic and diluted net loss per share is computed using the weighted-average number of shares of common stock outstanding after the issuance of FreeShop common stock in connection with the Commonsite acquisition.



 8. Pro forma basic and diluted net loss per share is computed using the weighted-average number of shares of common stock outstanding after the issuance of FreeShop common stock in connection with the Commonsite acquisition, including the pro forma effects of the automatic conversion of the Company's series B convertible preferred stock into shares of the Company's common stock effective upon the closing of FreeShop's initial public offering as if such conversion occurred on the date the shares were originally issued.

[ON INSIDE BACK COVER]

[The FreeShop logo is centered on the page with the phrase "PUTTING CONSUMERS IN CONTROL OF THE DIRECT MARKETING PROCESS."]

YOU MAY RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE INFORMATION DIFFERENT FROM THAT CONTAINED IN THIS PROSPECTUS. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR SALE OF COMMON STOCK MEANS THAT INFORMATION CONTAINED IN THIS PROSPECTUS IS CORRECT AFTER THE DATE OF THIS PROSPECTUS. THIS PROSPECTUS IS NOT AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY THESE SHARES OF COMMON STOCK IN ANY CIRCUMSTANCES UNDER WHICH THE OFFER OR SOLICITATION IS UNLAWFUL.

                               TABLE OF CONTENTS


Prospectus Summary.......................    3
Risk Factors.............................    8
Forward-Looking Statements...............   17
Use of Proceeds..........................   18
Dividend Policy..........................   18
Capitalization...........................   19
Dilution.................................   20
Selected Unaudited Pro Forma Financial
  Data...................................   21
Selected Actual Financial Data...........   22
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations.............................   24
Business.................................   35
Management...............................   46
Related-Party Transactions...............   53
Principal Shareholders...................   56
Description of Capital Stock.............   58
Shares Eligible for Future Sale..........   60
Underwriting.............................   63
Legal Matters............................   65
Experts..................................   65
Where You Can Find More Information......   66
Index to Financial Statements............  F-1


DEALER PROSPECTUS DELIVERY OBLIGATION:

UNTIL            , 1999 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS
THAT BUY, SELL OR TRADE THESE SHARES OF COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE DEALERS' OBLIGATION TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

FREESHOP LOGO
3,200,000 SHARES

COMMON STOCK
DEUTSCHE BANC ALEX. BROWN

DAIN RAUSCHER WESSELS
  a division of  Dain Rauscher Incorporated

VOLPE BROWN WHELAN
& COMPANY

E*OFFERING
Prospectus

            , 1999

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.


     The following table states the costs and expenses, other than the underwriting discounts and commissions, payable by the registrant in connection with the sale of common stock being registered by this registration statement. All amounts shown are estimates, except the Securities and Exchange Commission registration fee, the NASD filing fee and the Nasdaq National Market listing fee.


                                                               AMOUNT
                                                              --------
Securities and Exchange Commission Registration Fee.........  $ 12,788
NASD Filing Fee.............................................     5,100
Nasdaq National Market Listing Fee..........................    90,500
Legal Fees and Expenses.....................................   250,000
Accountants' Fees and Expenses..............................   200,000
Blue Sky Filing and Counsel Fees and Expenses...............     5,000
Printing and Engraving Expenses.............................   170,000
Transfer Agent and Registrar Fees...........................     3,500
Miscellaneous Expenses......................................    13,112
                                                              --------
          Total.............................................  $750,000

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Sections 23B.08.500 through 23B.08.600 of the Washington Business Corporation Act (the "Washington Act") authorize a court to award, or a corporation's board of directors to grant, indemnification to directors and officers on terms sufficiently broad to permit indemnification under certain circumstances for liabilities arising under the Securities Act of 1933, as amended (the "Securities Act"). Article IX of the registrant's Bylaws provide for indemnification of the registrant's directors, officers, employees and agents to the maximum extent permitted by Washington law. The registrant has entered into agreements with its directors and officers arising out of their service as officers and director, as applicable, and has agreed to advance expenses to defend claims subject to indemnification. The directors and officers of the registrant also may be indemnified against liability they may incur for serving in that capacity pursuant to a liability insurance policy maintained by the registrant for such purpose.

     Section 23B.08.320 of the Washington Act authorizes a corporation to limit a director's liability to the corporation or its shareholders for monetary damages for acts or omissions as a director, except in certain circumstances involving intentional misconduct, self-dealing or illegal corporate loans or distributions, or any transaction from which the director personally receives a benefit in money, property or services to which the director is not legally entitled. Article 6 of the registrant's Articles of Incorporation contains provisions implementing, to the fullest extent permitted by Washington law, such limitations on a director's liability to the registrant and its shareholders.


     Reference is also made to the form of Underwriting Agreement to be filed as
Exhibit 1.1 to this Registration Statement for certain provisions regarding the indemnification of officers and directors of the registrant by the underwriters in connection with matters specifically provided in writing by the underwriters for inclusion in this Registration Statement.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

     Since the registrant's inception in June 1997, the registrant has issued and sold the following unregistered securities:


     1. On June 30, 1997, the registrant issued 4,600,820 shares of common stock and 774,194 shares of series A convertible preferred stock to Online Interactive, Inc. for aggregate consideration consisting of the contribution to the registrant of the operating assets and liabilities of the FreeShop Division of Online Interactive, Inc. The 774,194 shares of series A convertible preferred stock were convertible into the same number of shares of common stock.



     2. On July 18, 1997, the registrant issued 387,097 shares of Common Stock to Timothy C. Choate and 387,097 shares of common stock to John P. Ballantine upon conversion of series A preferred stock held by each of them.



     3. During the period July 1997 through June 1998, the registrant issued an aggregate of 867,310 shares of common stock to 21 investors for a consideration of $1.025 per share, or an aggregate of $889,003.



     4. On August 22, 1997, the registrant issued options for 24,391 shares of common stock exercisable at a price of $1.025 per share, expiring February 22, 1998, to each of Othneil D. Palomino and Dwayne Walker. These options were issued outside of the registrant's 1997 stock option plan.



     5. On September 7, 1997, the registrant issued options for 146,340 shares of common stock exercisable at a price of $1.025 per share, expiring October 30, 1997, to Michael Tannen and Johan Liedgren. The expiration of these options was extended to January 15, 1998. These options were issued outside of the registrant's 1997 stock option plan.



     6. On October 15, 1997, the registrant issued Warrants for 2,400 shares of common stock exercisable at a price of $1.02 per share, expiring October 23, 2002, to Hallco Leasing Corporation in partial consideration of an equipment lease.



     7. During the period October 1997 through December 1997, the registrant issued a total of 31,841 shares of common stock to its landlord, Merrill Place LLC, in lieu of rent payments in the aggregate amount of $32,637.



     8. On January 16, 1998, the registrant issued Warrants for 1,300 shares of common stock exercisable at a price of $1.02 per share, expiring January 16, 2002, to Karrie Lee for consulting services.



     9. On January 19, 1998, the registrant issued Warrants for 14,000 shares of common stock exercisable at a price of $1.02 per share, expiring January 23, 2003, to Hallco Leasing Corporation in partial consideration of an equipment lease.



     10. On January 23, 1998, the registrant issued Warrants for 400 shares of common stock exercisable at a price of $1.02 per share, expiring December 31, 2002, to Dennis Green for consulting services.



     11. On January 23, 1998, the registrant issued Warrants for 10,000 shares of common stock exercisable at a price of $1.02 per share, expiring January 23, 2002, to Employco, Inc. for consulting services.



     12. On March 17, 1998, the registrant issued a $50,000 convertible promissory note to Oki Enterprises, LLC, with a maturity date of March 1, 2000. The principal balance of the note was convertible at the discretion of the holder at any time prior to the maturity date into shares of the registrant's preferred stock on the same terms at which the registrant may then be offering preferred stock to other investors.

     13. On June 30, 1998, the registrant issued 1,456 shares of common stock to Anthony Lee Simonelli in consideration of consulting services valued at $1,492 rendered to the registrant.



     14. During the period June 1998 through September 1998, the registrant issued an aggregate of 612,674 shares of common stock to 22 investors at $1.50 per share for aggregate consideration of $919,004.



     15. On September 18, 1998, the registrant issued Warrants for 10,000 shares of common stock exercisable at a price of $1.50 per share, expiring September 18, 2003, to Imperial Bank in partial consideration of a credit facility.



     16. On December 11, 1998, the registrant issued 1,619,387 shares of common stock, and Warrants to purchase 2,935,356 shares of common stock at $4.29565 per share, 716,290 shares at $4.986 per share and 1,572,822 shares at $5.522975 per share and 13,332 shares of common stock at $3.965 per share to Fingerhut for an aggregate consideration of $4,000,000.



     17. In February 1999, the registrant issued an aggregate of 160,000 shares of common stock to a total of ten investors at $2.50 per share for aggregate consideration of $400,000.



     18. On April 5, 1999, the registrant issued 20,000 shares of common stock to Oki Enterprises, LLC, in exchange for the $50,000 convertible promissory note referenced in paragraph 12 above.



     19. On April 8, 1999, the registrant issued 97,562 shares of common stock to Techwave, Inc. at $1.025 per share for aggregate consideration of $100,000.



     20. On May 6, 1999, in accordance with an Asset Purchase Agreement among the registrant, Commonsite, LLC and a shareholder of Commonsite, the registrant issued 52,920 shares of common stock to Commonsite in connection with the registrant's purchase of certain of Commonsite's assets.



     21. On May 24, 1999, the registrant issued 293,536 shares of series B convertible preferred stock in lieu of common stock to Fingerhut for aggregate consideration of $5,043,704 upon the exercise by Fingerhut of a Warrant identified in paragraph 16 above. Each share of series B convertible preferred stock is convertible into four shares of common stock.



     22. On May 25, 1999, the registrant issued 10,000 shares of common stock to Employco for aggregate consideration of $15,000 upon the exercise by Employco of Warrants identified in paragraph 11 above.



     23. On June 8, 1999, the registrant issued 179,072 shares of series B convertible preferred stock in lieu of common stock to Fingerhut for aggregate consideration of $3,571,420 upon the exercise by Fingerhut of a warrant identified in paragraph 16 above. Each share of series B convertible preferred stock is convertible into four shares of common stock.



     24. Since inception, the registrant has issued an aggregate of 1,648,267 options to purchase common stock, with exercise prices ranging from $0.06 to $1.71 per share, to employees, directors, advisors and service providers under the registrant's 1997 stock option plan. Of these options, options for 809,992 shares have been canceled without being exercised, options for 73,602 shares have been exercised and options for 953,289 shares remain outstanding.



     The sales and issuances of securities described in paragraphs 3, 14, 16, 17, 20, 21 and 23 above were exempt from Securities Act registration pursuant to Rule 506 of Regulation D under the Securities Act. The sales and issuances of securities described in paragraphs 1, 2, 6-13, 15, 18, 19 and 22 above were exempt from Securities Act registration under Section 4(2) of the Securities Act, on the basis that the transactions did not involve a public offering. The sales and issuances of securities described in paragraphs 4, 5 and 24 above were exempt from Securities Act registration under Rule 701 under the Securities Act, on the basis that these options were offered and sold in accordance with a written compensatory benefit plan or contract.

     No underwriters were used in connection with these sales and issuances.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     A. Exhibits


    EXHIBIT NO.                            DESCRIPTION
    -----------                            -----------
       1.1*        Form of Underwriting Agreement.
       3.1**       First Amended and Restated Articles of Incorporation of
                   registrant.
       3.2**       Bylaws of registrant.
       4.1**       Specimen Stock Certificate.
       4.2**       Form of Common Stock Warrant.
       5.1*        Opinion of Dorsey & Whitney LLP.
      10.1**       Form of Indemnification Agreement between the registrant and each of its directors.
      10.2**       1997 Stock Option Plan, as amended.
      10.3**       Form of Stock Option Agreement.
      10.4**       Investor Subscription Agreement, dated December 10, 1998,
                   between registrant and Fingerhut Companies, Inc.
      10.5**       Warrant Agreement, dated December 10, 1998, between
                   registrant and Fingerhut Companies, Inc.
      10.6**       Stockholders Agreement, dated December 10, 1998, among
                   registrant, Timothy C. Choate, John P. Ballantine and
                   Fingerhut Companies, Inc.
      10.7**       Asset Purchase Agreement, dated May 5, 1999, among
                   registrant, Travel Companions International, Inc., Jeff Mohr and Janet Mohr.
      10.8**       Asset Purchase Agreement, dated May 6, 1999, among
                   registrant, Commonsite, LLC and Alan Bennett.
      10.9**       Registration Rights Agreement, dated May 6, 1999, between
                   registrant and Commonsite, LLC.
      10.10**      Loan and Security Agreement, dated September 18, 1998,
                   between registrant and Imperial Bank.
      10.11**      Lease Agreement, dated September 23, 1997 and amended as of
                   February 16, 1999, between registrant and Merrill Place LLC.
      10.12+**     Promotion Agreement, dated May 18, 1998 and amended as of
                   June 30, 1998 and September 30, 1998, between registrant and
                   CNET, Inc.
      10.13+**     Linkshare Network Membership Agreement, dated September 23,
                   1998, between registrant and Linkshare Corporation.
      10.14**      Letter Agreement dated June 18, 1999 between registrant and
                   Fingerhut.
      10.15**      Escrow Agreement dated June 18, 1999 between registrant and
                   Fingerhut.
      10.16**      Common Stock Purchase Warrant dated January 26, 1998 in
                   favor of Karrie Lee.
      10.17**      Warrant to Purchase Stock dated September 18, 1998 in favor of Imperial Bank.
      10.18**      Common Stock Purchase Warrant dated January 23, 1998 in
                   favor of Hallco Leasing Corporation.
      10.19**      Common Stock Purchase Warrant dated December 4, 1997 in
                   favor of Hallco Leasing Corporation.
      10.20**      Common Stock Purchase Warrant dated January 26, 1998 in
                   favor of Employco, Inc.
      10.21+**     Marketing Agreement with NewSub Services, Inc. effective as of June 1, 1999.
      23.1         Consent of PricewaterhouseCoopers LLP, independent auditors.
      23.2*        Consent of Dorsey & Whitney LLP (included in Exhibit 5.1).

    EXHIBIT NO.                            DESCRIPTION
    -----------                            -----------
      24.1**       Power of Attorney (included on the signature page).
      27.1         Financial Data Schedule.


-------------------------
 * To be filed by amendment.

** Previously filed.

 + Confidential treatment has been requested as to certain portions of this exhibit. Omitted portions will be filed separately with the Securities and Exchange Commission.

     B. Financial Statement Schedules.

     All schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are not required under the related instructions, are inapplicable or not material, or the information called for thereby is otherwise included in the financial statements and therefore has been omitted.

ITEM 17. UNDERTAKINGS.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names by the underwriter to permit prompt delivery to each purchaser.

     The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be a part of this Registration Statement as of the time it was declared effective.

          (2) For the purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Seattle, state of Washington, on August 31, 1999.


                                          FREESHOP.COM, INC.

                                          By:     /s/ TIMOTHY C. CHOATE
                                            ------------------------------------
                                                     Timothy C. Choate
                                                  Chairman, President and
                                                  Chief Executive Officer


     Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.



                      SIGNATURE                                    TITLE                    DATE
                      ---------                                    -----                    ----
                /s/ TIMOTHY C. CHOATE                     Chairman, President and      August 31, 1999
-----------------------------------------------------     Chief Executive Officer
                  Timothy C. Choate                    (principal executive officer)

                  /s/ JOHN A. WADE                       Secretary, Vice President,    August 31, 1999
-----------------------------------------------------   Finance and Chief Financial
                    John A. Wade                       Officer (principal finance and
                                                            accounting officer)

                          *                                       Director             August 31, 1999
-----------------------------------------------------
                 John P. Ballantine

                          *                                       Director             August 31, 1999
-----------------------------------------------------
                   Kirk M. Loevner

                          *                                       Director             August 31, 1999
-----------------------------------------------------
                  John B. Balousek

                                                                  Director
-----------------------------------------------------
                 William J. Lansing

               * /s/ TIMOTHY C. CHOATE
-----------------------------------------------------
                  Attorney-in-fact

                                 EXHIBIT INDEX


EXHIBIT NO.                            DESCRIPTION
-----------                            -----------
   1.1*        Form of Underwriting Agreement.
   3.1**       First Amended and Restated Articles of Incorporation of
               registrant.
   3.2**       Bylaws of registrant.
   4.1**       Specimen Stock Certificate.
   4.2**       Form of Common Stock Warrant.
   5.1*        Opinion of Dorsey & Whitney LLP.
  10.1**       Form of Indemnification Agreement between the registrant and each of its directors.
  10.2**       1997 Stock Option Plan, as amended.
  10.3**       Form of Stock Option Agreement.
  10.4**       Investor Subscription Agreement, dated December 10, 1998,
               between registrant and Fingerhut Companies, Inc.
  10.5**       Warrant Agreement, dated December 10, 1998, between
               registrant and Fingerhut Companies, Inc.
  10.6**       Stockholders Agreement, dated December 10, 1998, among
               registrant, Timothy C. Choate, John P. Ballantine and
               Fingerhut Companies, Inc.
  10.7**       Asset Purchase Agreement, dated May 5, 1999, among
               registrant, Travel Companions International, Inc., Jeff Mohr and Janet Mohr.
  10.8**       Asset Purchase Agreement, dated May 6, 1999, among
               registrant, Commonsite, LLC and Alan Bennett.
  10.9**       Registration Rights Agreement, dated May 6, 1999, between
               registrant and Commonsite, LLC.
  10.10**      Loan and Security Agreement, dated September 18, 1998,
               between registrant and Imperial Bank.
  10.11**      Lease Agreement, dated September 23, 1997 and amended as of
               February 16, 1999, between registrant and Merrill Place LLC.
  10.12+**     Promotion Agreement, dated May 18, 1998 and amended as of
               June 30, 1998 and September 30, 1998, between registrant and
               CNET, Inc.
  10.13+**     Linkshare Network Membership Agreement, dated September 23,
               1998, between registrant and Linkshare Corporation.
  10.14**      Letter Agreement dated June 18, 1999 between registrant and
               Fingerhut.
  10.15**      Escrow Agreement dated June 18, 1999 between registrant and
               Fingerhut.
  10.16**      Common Stock Purchase Warrant dated January 26, 1998 in
               favor of Karrie Lee.
  10.17**      Warrant to Purchase Stock dated September 18, 1998 in favor of Imperial Bank.
  10.18**      Common Stock Purchase Warrant dated January 23, 1998 in
               favor of Hallco Leasing Corporation.
  10.19**      Common Stock Purchase Warrant dated December 4, 1997 in
               favor of Hallco Leasing Corporation.
  10.20**      Common Stock Purchase Warrant dated January 26, 1998 in
               favor of Employco, Inc.

EXHIBIT NO.                            DESCRIPTION
-----------                            -----------
  10.21+**     Marketing Agreement with NewSub Services, Inc. effective as of June 1, 1999.
  23.1         Consent of PricewaterhouseCoopers LLP, independent auditors
  23.2*        Consent of Dorsey & Whitney LLP (included in Exhibit 5.1).
  24.1**       Power of Attorney (included on the signature page).
  27.1         Financial Data Schedule.


-------------------------
 * To be filed by amendment.

** Previously filed.

 + Confidential treatment has been requested as to certain portions of this Exhibit. Omitted portions will be filed separately with the Securities and Exchange Commission.